Annual Report

Fiscal Year 2024

Un-siloed teams. Happier customers.™







CXM Stockholder Letter

Dear Sprinklr stockholders,

As we reflect on how far we have come and where we are headed, one thing is clear—the vision we had when we founded Sprinklr is becoming a reality.

For fourteen years, we've been dedicated to helping brands unify their customer facing teams to deliver exceptional experiences. Our significant investments in AI over the last five years have given us an early mover advantage. And the widespread adoption of Generative AI has only accelerated our vision.

AI has radically changed how customers engage at a brand's digital edge—where they make purchases, provide feedback and seek support. We're committed to demonstrating how AI can be practical, actionable, safe and reliable while also providing real business results. This is the reason we designed Sprinklr with a unified architecture for the front office, on a single codebase, with AI infused across all our product suites: Sprinklr Service, Sprinklr Social, Sprinklr Marketing, Sprinklr Insights, and our self-serve offerings.

We believe that every customer needs what Sprinklr has developed—a unified AI-driven customer experience platform to help customers research, engage, market, service and sell.

This has been a transformative year for innovation. We made significant progress to our "open" AI approach—integrating with Google Cloud Vertex, OpenAI, in addition to our own proprietary AI+. We're committed to offering customers the greatest choice with Generative AI in an accurate, private and secure way in just a few clicks. We also advanced our service suite to a fully integrated call center as a service (CCaaS) solution with voice. Our insights suite is now evolving to be a comprehensive customer feedback management solution with surveys for listening, analyzing, and acting on customer feedback.

This has also been a year to build a stronger foundation for Sprinklr. We've brought in experienced leaders from successful companies known for their ability to scale revenue and profitability. And we're sharpening our focus on our go-to-market execution and operational rigor—critical elements to deliver value and fuel our success.

Today, over 1,700 of the world's most valuable companies like Microsoft, HDFC and Samsung put their trust in Sprinklr. With the help of our **AI-driven Unified-CXM platform**, we're achieving tangible results together, driving growth, efficiency, and exceptional customer experiences.

We're here to do three things:
• Lead a new category of enterprise software that we call Unified-CXM.
• Build the world's most loved enterprise software company.
• Create a culture of high performers who obsesses about customers.

Our confidence comes from our unwavering belief in our long-term vision, supported by our AI-driven Unified-CXM platform, the global customers we serve, and the significant market opportunity ahead.

The best is yet to come,

Ragy Thomas
Founder, Chairman & CEO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-40528

Sprinklr, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**45-4771485**
(State or other Jurisdiction of	**(IRS Employer**
Incorporation or organization)	**Identification No.)**
29 West 35th Street, 7th floor	**10001**
New York, NY	**(Zip Code)**
(Address of principal executive offices)	

(917) 933-7800

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.00003 per share	CXM	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on July 31, 2023 based on the closing price of $14.04 for shares of the Registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $1.6 billion. This aggregate market value does not include shares of Class A common stock beneficially owned by each executive officer, director, and stockholder that the registrant has concluded is an affiliate of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 20, 2024, there were 151,135,628 shares of the registrant's Class A common stock and 122,063,598 shares of the registrant's Class B common stock, each with a par value of $0.00003 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2024.

TABLE OF CONTENTS

		Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this Form 10-K other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our revenue, expenses and other operating results;

- our ability to acquire new customers and successfully engage new and existing customers;

- our ability to achieve and maintain our profitability;

- future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

- the costs and success of our marketing efforts and our ability to promote our brand;

- our growth strategies for our Unified Customer Experience Management ("Unified-CXM") platform;

- our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

- our ability to effectively manage our growth, including any international expansion;

- our ability to obtain, maintain, protect, defend or enforce our intellectual property or other proprietary rights and any costs associated therewith;

- the effects of unstable market and economic conditions, including as a result of increases in inflation rates, higher interest rates, recent bank closures or instability, public health crises and geopolitical actions, such as war and terrorism or the perception that such hostilities may be imminent, on our business, financial condition and share price;

- our ability to compete effectively with existing competitors and new market entrants; and

- the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Form 10-K. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Unless the context otherwise requires, the terms "Sprinklr," "the Company," "we," "our," "us" or similar references in this Form 10-K refer to Sprinklr, Inc. and its subsidiaries.

Item 1. Business

Who We Are

Sprinklr empowers the world's largest and most loved brands to make their customers happier.

We do this with a new category of enterprise software – Unified Customer Experience Management ("Unified-CXM") – that enables customer-facing teams, from Customer Service to Marketing, to collaborate across internal silos, communicate across digital channels, and leverage a complete suite of capabilities to deliver better, more customer experiences at scale – all on one unified, AI-powered platform.

Overview

The way the world communicates has changed, driven by a shift from traditional channels, like email and phone, to an ever-expanding universe of modern channels, like messaging, chat, text and social. Consumers' experiences today are shaped by each interaction they have with a brand, which includes physical, in-person engagements, as well as digital engagements through online customer support, websites or social media. And, given the expansive digital landscape for businesses today, brand reputation is significantly impacted by the far-reaching influence of consumers on public, digital platforms. As a result, companies must consider every touch point along the customer journey and ensure seamless and consistent customer experiences in person and online. They must communicate instantly with consumers who move fluidly across dozens of channels and resolve customer pain-points in a personalized way. For large enterprises with legacy customer relationship management ("CRM") systems, massive amounts of unstructured, real-time data that customers expect to inform their experiences are ignored and lost to a narrow set of structured, backward-looking customer information like names, addresses and birthdates.

Sprinklr was founded to solve this problem: a software-as-a-service platform purpose-built to help enterprises break down information and organization silos across the customer journey, tap into unstructured digital data and utilize AI to create a persistent, unified view of each customer – at scale. We do this by providing customer-facing teams with the capabilities they need to serve customers, share insights and work together to deliver a more unified customer experience. For more than a decade, we have helped hundreds of the world's most valuable and iconic brands rise to the challenge of making their customers happier, while helping them increase revenue and productivity, decrease costs and mitigate brand reputation risks.

Our go-to-market strategy has enabled us to grow rapidly, attracting 1,735 customers as of January 31, 2024, including more than 60% of the Fortune 100. As of January 31, 2024, we had 126 customers with subscription revenue equal to or greater than $1.0 million for the trailing 12-month period. Our customers include global enterprises across a broad array of industries and geographies, as well as marketing agencies and government departments along with non-profit and educational institutions. Our customers are located in more than 80 countries, and our AI-powered Unified-CXM platform recognizes over 150 languages. We see significant opportunity to grow within our existing customer base as customers increase usage of existing products and/or add additional products across business units and geographies. The breadth of our platform also positions us to scale across more customer-facing teams to attract new buyers beyond traditional social media roles, such as the technology buying center, call center operations, and data and insights teams to name a few. Our success and innovation are driven by an experienced global management team and extraordinary culture. That culture is defined by both the "The Sprinklr Way," which provides our framework for leadership, behaviors and values, and the deep and genuine way we care about the success of our customers and employees. The Sprinklr Way enables us to attract and retain a diverse and talented team to provide a premium experience for our customers.

Key Advantages of Our Unified-CXM Platform

Our unified architecture, AI, enterprise-grade platform and large repository of public digital data are key competitive differentiators. Our platform utilizes a single codebase architecture purpose-built for managing customer experience data and is powered by our own proprietary AI, which is available across all our product suites. Sprinklr also supports seamless integrations with other industry-leading Generative AI models to offer customers the broadest choice for their personal AI needs. Our core differentiators are:

- **UNIFIED architecture, built to address the proliferation of online channels:** We have created a platform that allows organizations to listen to customers and prospects, learn from them, deliver customer service and create more personalized experiences across more than 30 digital channels, including messaging, live chat, text, social media and hundreds of millions of forums, blogs, news and review sites, as well as traditional channels such as voice and email. We believe that we are the only Unified-CXM platform that offers a single codebase architecture, designed to provide a seamless, unified experience for our customers. A single codebase architecture supports our ability to seamlessly integrate channels, unify journeys across functions, and innovate faster in a "build once, deploy across" way. Our architecture is designed to ensure that our customers are always utilizing the latest and most accurate AI models, providing insights to our customers with speed, accuracy, governance, compliance and security.

- **ADVANCED listening, built for digitally led, real-time and conversational data, yielding actionable insights:** Our single codebase platform was designed from the ground up to handle a massive scale of unstructured data. Our platform captures over 450 million conversations and makes over 10 billion AI predictions every day, publishes over 100 million brand messages, including those published over live chat, and handles more than 50 million customer cases every month, while also tracking over 40,000 brands and influencers and managing over 3 billion profiles across all digital channels. We believe that the scale of our AI predictions, the scope of our digital identity management, and our conversational capabilities are unmatched in the industry.

- **PURPOSE-BUILT Sprinklr AI for deriving insights and driving interactions**: With over a decade of development, we offer a broad set of AI capabilities from deep learning powered natural-language processing to automated speech recognition, as well as deep AI functionality, such as patented, phrase-level analysis. Our models are built on customer experience data, each delivered in the native language (149 languages), help our global customers derive insights around brand equity, inform content strategy and allocate resources. These proprietary models also drive customer interactions to understand consumer intent in real-time, triage customer issues and empower customer service agents to improve customer experience. We believe that we have a significant first-mover advantage, helping us establish and maintain a global leadership position in offering enterprise-level AI to meet governance, compliance and security requirements.

- **CUSTOMER-DRIVEN Sprinklr AI+ for improving productivity**: We combine our proprietary Sprinklr AI with generative AI models to drive new levels of productivity across customer-facing functions – we call this Sprinklr AI+. Sprinklr AI+ allows enterprises to combine unstructured, CX data from 30+ digital channels – including social platforms, messaging platforms and millions of publicly available news, blogs and review sites – with generative AI to create content, improve feedback and assistance, and more quickly identify insights and subsequent actions. Sprinklr AI+ leverages generative AI in all four Sprinklr product suites to offer AI-powered omnichannel contact center as a service ("CCaaS"), social media management, marketing & advertising, and research tools. Sprinklr AI+ incorporates generative AI powered by integrations with OpenAI, Google Cloud's Vertex AI and Microsoft Azure OpenAI Service.

- **COMPLETE, built for organizations with the full consumer lifecycle in mind**: We offer a broad range of digital and traditional use cases across customer-facing teams. Our Unified-CXM platform enables broad-based listening, seamless collaboration across the entire customer journey, skills-based workflow, customer-led governance and timely decision-making.

- **SCALABLE enterprise-grade platform**: We empower the largest global enterprises to serve their customers 24/7. Our architecture is designed to be scalable and flexible to meet the demands of today's digital enterprises or organizations and to be deployed quickly—at scale—to ingest massive amounts of data. Our Unified-CXM platform is designed to comply with the industry security controls. For example, we are certified in International Organization for Standardization ("ISO") 27001, maintain annual American Institute of CPAs ("AICPA") System and Organization Controls ("SOC") 1, SOC 2, and SOC 3 Type II reports and have an environment that is assessed under Payment Card Industry Data Security Standard ("PCI-DSS") as Service Provider Level 1. We also assess our environments for applicable Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, "HIPAA") security and privacy control and procure an AICPA accredited auditor report under Statements on Standards for Attestation Engagements ("SSAE") 21. Our data privacy measures are designed to meet the requirements under applicable data protection laws such as the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 ("CPRA") (collectively, "CCPA"). We have been granted a Federal Risk and Authorizations Management Program ("FedRAMP") Authority to Operate ("ATO") to operate our solutions for United States federal agencies.

Sprinklr has been widely recognized by industry analyst firms including Gartner, Forrester, Omdia, Ventana, IDC and Everest in a multitude of customer experience and SaaS technology markets. Sprinklr has been named a Leader in Gartner's Content Marketing Platforms Magic Quadrant™, the Forrester Wave™ for Social Suites and Ventana Customer Experience Management Value Index. The company has been evaluated with strong results in Gartner's Enterprise Conversational AI Platforms Magic Quadrant™, Omdia Customer Engagement Platforms Universe, and IDC Voice of the Customer MarketScape.

Our Artificial Intelligence – Sprinklr AI

The core of our technology is our proprietary AI, which is integrated across a highly scalable and flexible architecture and available across all Sprinklr product suites. We believe that our Unified-CXM platform is the first ever purpose-built, AI-powered platform for the enterprise designed to account for the security, compliance and governance measures they require. We have spent over a decade developing sophisticated, deep machine learning algorithms that automate techniques to deliver insights and drive interactions. At any given instance, our AI engine can process millions of unstructured and structured data points ingested from myriads of channels and software applications.

Our AI is differentiated in the following ways:

- **A massive data set of consumer behavior and preferences:** Our platform ingests, processes and analyzes consumer data and behavior from one of the largest publicly available datasets (we call this Customer Experience Management ("CXM") data), with over 450 million data points accessed and ingested daily. Our AI deep machine learning algorithms work via eight distinct and powerful layers, which aggregate all different unstructured data types across more than 30 digital channels with structured first- and second-party traditional channel data and convert them into actionable structured insights and interactions.

- **Industry leading purpose-built Unified-CXM platform to ingest and analyze customer engagement data across all addressable/available channels:** Our platform is architected to ingest unstructured and structured data from more than 30 digital channels in real-time, including audio, video and images. The same components are reused between multiple training, and inference pipelines, enabling our data scientists to build and deploy new use-cases rapidly. This unified AI architecture enables brands to have a single understanding of their customers, in line with how customers should have a single experience with their brand.

- **High accuracy of predicting consumer behavior and preferences:** Our AI engine is built on top of highly sophisticated and customizable machine learning algorithms that result in more than 10 billion predictions per day. This fully automated AI engine provides actionable insights built on deep machine learning that requires no human involvement and is designed to make accurate predictions across a wide range of products offered by our Unified-CXM platform.

- **Powerful and dynamic natural language processing and generation:** We have developed advanced text analytics capabilities with technology that can look at the context, grammar and co-references of a sentence to associate opinions, thoughts, preferences and feedback with respective brands and products. We also model end-to-end dialogues for improving customer service agent productivity. This capability automatically learns from previous agent-consumer interactions, sentiment, emotion, intents and conversation intent journeys to suggest highly contextual, fluent, relevant and engaging responses.

- **Highly sophisticated and configurable AI models:** We have developed highly specialized AI models across more than 60 industry verticals and sub-verticals across 149 languages. With a training data set of over 100 million data points, we are able to provide efficiencies to our customers. We deploy AI models at four different levels to ensure quick deployment for rapid time to value realization: (1) Global Models: Developed with data across industries and partners; (2) Industry Models: Developed when data of one industry varies significantly from another; (3) Sub-vertical Models when the data within an industry varies significantly; and (4) Customized AI Models: Enabling brands to quickly customize AI models to solve their diverse set of use cases.

Sprinklr AI gets smarter every day by leveraging virtuous feedback loops. With each piece of feedback, our AI learns actively, which in turn leads to more customers adopting the power of Sprinklr's AI capabilities. Our AI is used across Sprinklr's use cases and products, which enables a cohesive customer experience. As AI and machine learning grow across industries, this flywheel approach has become a cornerstone and competitive differentiator at Sprinklr.

Our Product Suites

With the rise of modern channels, customers are connected and empowered like never before. Every customer-facing team needs to think differently as a result:

- Customers volunteer feedback 24/7 on public channels – *research can be actionable and real-time.*

- How you care for customers determines what they say about you – *customer service is the new marketing.*

- Customers trust each other more than brands and want to be recognized as people, not purchasers – *marketing is what they say, not what you say, so be personal.*

- Customers buy based on their experience with a brand – *engagement drives sales.*

These new realities guide each of the products that we have built, providing solutions and capabilities that large enterprises can no longer afford to live without:

- **Sprinklr Service** – Sprinklr Service is a suite of AI-powered products and solutions that unifies customer service across voice, digital and social channels – powering channel-less interactions and seamless resolution no matter the customer channel of contact.

- **Sprinklr Social** – Sprinklr Social is a suite of AI-powered products and solutions that unifies social media publishing and engagement across 30+ channels – enabling enterprise-grade security, governance, and automation.

- **Sprinklr Insights** – Sprinklr Insights is a suite of AI-powered products and solutions that unifies consumer, customer, competitive and industry data from a high volume of third-party, second-party and first-party sources – unlocking actionable insights and powering critical decisions.

- **Sprinklr Marketing** – Sprinklr Marketing is a suite of AI-powered products and solutions that unifies content production and content lifecycle management with paid campaign orchestration across 30+ channels – boosting collaboration, compliance and productivity across marketing campaigns.

Although all of our product suites are available to customers on our Sprinklr Unified-CXM platform, each can also be purchased individually.

Sprinklr Unified-CXM Platform

One single, unified platform with 4 product suites: Purpose-built to consolidate listening and insights, social media management, campaign lifecycle management, paid advertising and customer service in one unified platform. The four key product suites that align to the needs of enterprises managing the customer journey are:

- Sprinklr Service

- Sprinklr Social

- Sprinklr Insights

- Sprinklr Marketing

The Sprinklr Unified-CXM architecture was built to manage all of these products on a single platform. Our Unified-CXM Platform provides the following common features and capabilities, which are shared across the platform and all products:

- **Sprinklr AI** – Sprinklr's proprietary AI built against customer experience (CX) use cases with CX models based on CX data.

- **Sprinklr AI+** – An AI-everywhere offering that unifies proprietary AI from Sprinklr with generative AI powered by integrations with OpenAI, Google Cloud's Vertex AI and Microsoft Azure OpenAI. Sprinklr AI+ brings generative AI to customer experience designed with governance, security and data privacy in mind.

- **Sandbox** – Sprinklr Sandbox offers an isolated test environment that mimics your live production environment, allowing you to practice with precision, create without consequences, and change with confidence.

- **Integrations** – Sprinklr marketplace integrations include 80+ out-of-the-box connectors with CRMs, CDPs, DAMs, and Data Visualization and with other enterprise platforms like Microsoft, Salesforce, Adobe, Google, Oracle, SAP and ServiceNow.

- **APIs** – Sprinklr provides a robust list of Restful web service application programming interfaces ("APIs") to integrate data and execute processes with external systems.

- **Active Data Retention** – Customers have the ability to store Sprinklr's platform data to stay on top of regulatory requirements, use historical data to address key operational needs and optimize campaigns based on past performance.

- **Display** – Display transforms data and content into high-impact, insights-driven experiences through an interactive digital signage solution for retail, DooH (digital out-of-home), stadium, broadcast TV and command centers.

- **Presentations** – Our Live Slide™ technology helps customers quickly create slides of live, real-time social and business data and content that are easily accessible for all stakeholders, empowering them to tell their story in a visually compelling way.

- **AI Studio** – Create and deploy custom artificial intelligence models, validate predictions of existing models and retrain them accordingly. Build and refine all AI models with zero coding.

Sprinklr Service

Sprinklr Service is a comprehensive, cloud-based, AI-powered CCaaS platform that enables customer service agents to seamlessly service customers across digital, social and voice channels and empowers the leadership with complete visibility into contact center operations to drive transformation.

Customers choose from the following Sprinklr Service products, sold individually and in bundles:

- **Sprinklr Voice** – Enables enterprises to modernize their contact center with AI-powered inbound and outbound voice capabilities, including Interactive Voice Response, Automatic Call Distribution, Pairing and Routing, Call Controls, Agent Assist, AI-driven Nudges and Predictive Dialers, Omnichannel Workflows, Campaign Management and Contact Center Monitoring.

- **Social Customer Service** – Allows companies and organizations to deliver a unified customer service experience across 15+ social media channels with Intelligent Routing, Channel Prioritization and Deflection, and seamless integrations with CRM systems, such as Salesforce.

- **Live Chat Support** – Helps customers reduce their support costs and Average Handle Time by delivering prompt customer service and resolving queries in the first interaction on websites and mobile applications through text, video and co-browsing.

- **Conversational AI**: **Chatbots** – Our simplified bot development, use case library and industry-specific/intent-based bot workflows combined with AI-powered workflows and seamless agent handoff, empowers brands to deploy chatbots across 25+ channels to improve customer service and grow revenue.

- **Conversational AI**: **Voice Bots** – Utilizing the same capabilities as Chatbots, voice bots enable human-like, seamless omni-channel service with features such as auto modulations, dynamic pacing and expressive text-to-speech.

- **Conversational Analytics** – Unlocks insights on why customers are contacting Customer Support with data across 30+ channels including Top Contact Drivers, Impact Analysis, Smart Themes, Real-time Alerts and Transcription, and PCI Compliance.

- **Smart AI Intents** – Customized AI capability that breaks down inbound customer messages to identify a customer's primary intention, as well as other useful conversational ingredients to support an agent or automated dialog.

- **Sprinklr AI+ Service** – Boosts agent productivity by leveraging generative AI to deliver capabilities such as Auto Case Summarization, Reply Assistance, Knowledge Base, Agent Adherence and Auto Case Disposition.

- **Community** – Enables companies and organizations to build and manage a customizable forum for customers to easily interact with each other, share solutions and recommend product improvements through capabilities including Gamification, Polls, Contests, Peer-to-Peer Assistance and Integrated Chat.

- **Knowledge Base** – Helps agents find appropriate articles to reduce case handling time. AI intents will seek to surface the most relevant material directly within the Agent Console. For customer-facing experience, Knowledge Base is applied on websites, mobile apps or communities to offer customers quick, direct access to the right information.

- **Guided Workflows** – Provides agents and consumers step-by-step prompts for resolving common queries. AI monitors conversations and suggests the most relevant pre-configured workflows.

- **Workforce Management** – Helps contact center managers analyze historical data to accurately predict workforce needs, meet service targets and improve efficiency with capabilities such as Automated Scheduling, Shift Bidding, Time-off Management, Approval Automation, AI-driven Forecasting, Capacity Planning and Staffing Simulation.

- **Quality Management** – Identifies opportunities to improve agent performance and empower supervisors to spend time on personalized agent coaching rather than evaluations through Live Coaching, Automated Sampling, Calibration, Case History, Real-time Insights and more.

- **Service Command Center** – Delivers on-brand displays for real-time contact center monitoring to manage agent and business performance and drive overall productivity.

Key use cases of Sprinklr Service include:

- **Reducing the total cost of ownership** in the contact center by eliminating point solutions;

- **Improving revenue and increasing customer satisfaction** by enabling channel-less customer service;

- **Reducing costs** by uncovering actionable insights into what is driving contact center volume; and

- **Increasing efficiency and improving scalability** by utilizing self-service and peer-to-peer capabilities on digital channels.

Sprinklr Social

Sprinklr Social helps our customers to manage their social media across multiple brands, teams and geographies by providing the broadest channel coverage, best-in-class social AI, enterprise-grade governance and a Unified-CXM platform that integrates social media with consumer intelligence, marketing and customer service. Sprinklr AI+ supports this through channel-specific Content Suggestions, Hashtag Recommendation, Campaign Ideas, Campaign Brief Generation, Content Localization, Content Paraphraser and Content Tonality.

Customers choose from the following Sprinklr Social products:

- **Social Publishing & Engagement** – Enables enterprises to plan, publish and manage brand content across multiple channels with digital asset management, editorial calendaring, UGC management and omnichannel publishing – then measure and

respond to customer engagement efficiently with automated workflows, AI-driven moderation & routing and engagement dashboards that can be shared across teams.

- **Distributed** – Empowers Distributed teams (Sales, Location Managers, Field Agents) to drive awareness, scale localized engagement and convert more leads across digital channels — all while ensuring complete brand and legal compliance.

- **Employee Advocacy** – Enables enterprises to use their employees to amplify their brand, improve awareness, generate leads and attract talent — all while ensuring compliance.

Key use cases for Sprinklr Social include:

- **Turning social into a revenue driver** by capitalizing on conversations on modern messaging channels to increase sales and seamless commerce.

- **Getting more from social media managers** by using AI to understand where and when to engage and automating publishing consistently across all channels.

- **Protecting brand reputation** by limiting the risk of off-brand engagement with a global regulatory compliance framework for approvals, governance rules and moderation processes.

Sprinklr Insights

Sprinklr Insights enables our customers to listen, learn from and act on insights gleaned from digital and traditional channels. This helps enterprises to capture the concerns of their customers regarding the enterprise's products, services and reputation; monitor trends and sentiments; benchmark their competition; and detect and manage crises. Sprinklr AI+ supports this through Topic Query Assistance, Query Generation, Keyword Suggestion and News Summarization.

Customers choose from the following Sprinklr Insights products:

- **Social Listening** – Enables enterprises to understand unstructured data from 15+ digital channels, automatically surface themes/trends/anomalies, share reports and act, all within a single AI-drive platform.

- **Competitive Insights & Benchmarking** – Allows companies and organizations to benchmark their social performance against competition and monitor influencers across eight social channels.

- **Product Insights** – Provides historical review coverage across 900+ e-commerce websites, 15+ digital channels and 5M+ web and traditional media channels, as well as 60+ verticalized AI and natural language processing models to capture actionable data on how customers feel about products and services in real-time.

- **Location Insights** – Enables enterprises to gather real-time customer feedback at a local, regional and global level from 20+ location-specific data sources to proactively fix issues, manage online reputation, drive business growth, and enhance customer experience.

- **Visual Insights** – Helps brands uncover visual brand mentions and user-generated content across news, print, broadcast, social and digital channels in real-time to track and detect brand use or misuse and power more meaningful communication across channels.

- **Media Monitoring & Analytics** – Provides brands and organizations with the ability to measure the performance of their PR initiatives by monitoring 800K+ online news sources, 4M+ blogs, print and broadcast media outlets and enhancing this with social listening data. Media Monitoring & Analytics also helps to proactively detect and alert enterprises around risks to brand reputation and crises.

Key use cases of Sprinklr Insights include:

- **Growing business by improving products and services** by listening to what customers and prospects are saying and applying AI to turn insights into action.

- **Improving customer experience** by optimizing marketing investments and customer experiences across all channels and touchpoints while benchmarking across industries and competitors.

- **Protecting brand reputation** by mitigating PR crises through AI-based issue detection and alerts and by automating stakeholder communication on brand sentiment trends and anomalies.

Sprinklr Marketing

Sprinklr Marketing enables brands to streamline their marketing operations across the campaign lifecycle without the need for spreadsheets or disparate systems, while giving brands the ability to differentiate, derive insights and optimize their marketing and advertising strategies at scale.

The result: centralized and streamlined planning and publishing across channels, greater efficiency and reduced production costs, automated and unified reporting across channels for organic and paid initiatives, AI-powered and rule-based optimization, and actionable insights to improve advertising performance in real time.

Customers choose from the following Sprinklr Marketing products:

- **Campaign Planning & Content Marketing** – Enables brands to manage content planning, production, distribution and analytics on a single platform to reduce content production costs and accelerate campaign launches through capabilities such as Request Management, Editorial Planning, Collaboration, Production, Digital Asset Management, Brand Governance, Cross-Channel Publishing/Distribution and Sprinklr AI+-driven Ideation, Briefing, Copy Assistance and Localization.

- **Social Advertising** – Helps enterprises streamline advertising campaign management across 10 social channels with features like Workflows, AI-powered Optimization, comprehensive Cross-channel Reporting and enterprise-grade Governance, all on Sprinklr's AI-powered Unified-CXM platform.

- **Ads Comment Moderation** – By managing comments on paid posts at scale, brands can moderate testimonials, product feedback, and urgent customer service queries that would otherwise go unnoticed. Ads Comment Moderation capabilities include Unified Engagement Dashboards, Rules Engine and Advanced Message Tagging.

- **Marketing Analytics** – Allows companies to measure, analyze and optimize their paid and organic marketing performance across 30+ digital and social channels from a single, comprehensive, AI-powered dashboard.

Key use cases of Sprinklr Marketing include:

- **Unifying marketing and advertising teams** on a single platform for all planning and publishing, cross-team collaboration, automation of repetitive tasks and performance management.

- **Efficiently executing marketing and advertising campaigns at scale** with streamlined task management, more control over campaign setup and access to timely, actionable insights. Scaling the use of high-performing assets to reduce content production costs.

- **Protecting return on marketing investment** with improved visibility and speed-to-market, agile course-correction and automated campaign optimization.

- **Centralizing governance** for every outbound piece of content and leveraging highly configurable user roles and permissions, ensuring that all content is authorized and on-brand.

Sprinklr Self–Serve

We believe that our investments in self-serve offerings will help us expand access to Sprinklr products and enable companies of all sizes to experience the power of our platform. With product purchases and decision-making becoming increasingly democratized even inside large enterprises, self-serve offerings provide easy access to teams and practitioners who experience Sprinklr firsthand and then recommend it to other buyers or more senior stakeholders within their organization. Our current self-serve offerings include:

- **Sprinklr Social Self–Serve** – Provides companies with a complete, entry-level, user-friendly social media management solution that includes Editorial Calendaring, Asset Management, Topic-based, Listening, Governance, Sprinklr AI+ for Social, Competitive Benchmarking and Reporting.

- **Sprinklr Service Self–Serve** – Enables enterprises to provide support and customer service on 22 channels with an out-of-the-box solution that includes Automated Workflows, Agent-customer Pairing, Customer Context, Canned Responses, Unified Agent Console, AI-powered Chatbots and Knowledge Base.

Our Growth Strategy

We intend to capitalize on our growing market opportunity by executing on the following key elements to our growth strategy:

- *Scale Sprinklr Service.* We are transforming the contact center from a voice-focused cost center to an omni-channel revenue center by unifying marketing and sales for more efficient customer service. We believe that the future of customer service can be transformed as contact centers become revenue drivers, efficient and proactive, unlocking enormous opportunity for how brands engage with consumers online and in the channels they choose.

- *Innovate to extend our technology leadership and AI-enabled product lines*. We have a strong history of innovation. Since our inception, we have expanded our platform from Sprinklr Social to include Sprinklr Insights, Sprinklr Marketing and Sprinklr Service. Given our unified and scalable architecture, we have the ability to quickly add or remove channels in a short period of time.

- *Grow customer base.* As of January 31, 2024, we had a customer base of 1,735 organizations. We believe that this represents only a small fraction of our total addressable customer base. As we expand our product offerings and extend our technology leadership, we also plan to continue to invest in sales and marketing to grow our customer base.

- *Increase revenue from existing customers.* The mission-critical nature of our platform and enterprise-wide applicability drives adoption within additional divisions of enterprises and the cross-sale of more products. We believe that enterprises that use multiple products from our platform are able to achieve even higher returns on investment than those that do not and we believe that we have a significant opportunity to cross-sell and up-sell our various product offerings.

- *Further expansion internationally.* During the years ended January 31, 2024 and 2023, we generated 41% and 36%, respectively, of our revenue outside the Americas. We foresee a significant opportunity to further expand the use of our platform in other regions globally.

- *Broaden and deepen our partner ecosystem.* Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, promotes thought leadership and provides complementary implementation resources. We work with agencies and partners across nine different partner categories including System Integrators (SI), Transformational partners and Resellers which includes partners such as Microsoft, Accenture, Deloitte, Salesforce, SAP, ServiceNow, Adobe, Oracle and others in these capacities. We also now work with several new types of partners including independent consultants, Referral Partners, Technological Solution Brokers (TSBs) and Business Process Outsourcing (BPO) partners. The Sprinklr partner ecosystem is one of the most diverse across the industry to serve customers and their unique needs from around the world.

- *Selectively pursue acquisitions.* We have a history of selective acquisitions that increase the breadth of our offerings and markets. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to accelerate the pace of our innovation while broadening our customer reach.

Our Go-To-Market Strategy

We generate sales, primarily, through a direct sales organization, which includes Sales Development Reps, Account Executives, Solutions Consultants, and Customer & Product Success personnel who are organized by geography and two primary customer groups: Global Strategic Accounts and Large Enterprise Accounts.

We have a highly methodical and value-based approach to Sales and Customer Success, and have made significant investments in sales enablement, onboarding and performance tracking to ensure an effective, predictable and scalable sales model. Our customer-facing teams operate against a shared Customer Engagement process to ensure that the value we sold is realized by the customer, that they are fully consuming the product, and that there is a logical next step to value expansion.

Our marketing efforts are focused on promoting our brand, generating awareness of our platform, supporting our community of customers and creating sales leads. We utilize both online and offline marketing initiatives, including our participation in industry and partner conferences, digital marketing, case studies and customer testimonials.

We also offer Sprinklr self-serve products to our customers that are available to a broad swath of customer profiles. These go-to-market efforts are initially geared toward companies with at least $250 million in annual revenue. As these companies' needs evolve and use cases become more sophisticated, they can expand to the more comprehensive Sprinklr enterprise solution.

We engage with industry research firms to educate them on our platform and its transformational impact on enterprises and have developed go-to-market partnerships that extend the reach of our platform such as Channels, GSIs and Agencies. We anticipate that we will continue to develop select third-party relationships to help grow our business.

Partnerships

The Sprinklr Unified Partners Program delivers training, go-to-market support and a certification program to help partners grow profits and enable new revenue streams with differentiated customer experience solutions. Sprinklr's Unified-CXM platform supports enterprises along their customer journey and our partner ecosystem has the expertise to help customers identify, implement and take advantage of Sprinklr technology. Many of our key partners are also customers of our Unified-CXM platform, which is a benefit to our shared customers.

- **System Integrators ("SI")**: We support SI partners integrating Unified-CXM into back-office solutions like Salesforce, Microsoft, Adobe, ServiceNow and more.

- **Transformational partners**: Sprinklr provides dedicated teams for our largest SI partners. We work together to extend or develop joint go-to-market offerings, leveraging our platform to drive success for global large enterprise customers.

- **Resellers**: This fiscal year Sprinklr has doubled the number of official reseller partners the company works with. We see the opportunity to bring solutions to market around the world through our reseller community, accounting for everything from local norms and standards to governmental contract compliance.

- **Independent Consultant**: Sprinklr's Independent Consultant program offering enables independent consultants to have access quickly and efficiently to Sprinklr materials like education and training assets, webinars, private briefings and exclusive events.

- **Referral Partners and Technological Solution Brokers**: Referral partners work with Sprinklr to identify new opportunities and grow partner driven pipeline and revenue.

- **Business Process Outsourcing ("BPOs")**: Sprinklr works with BPOs in various ways that allow them to cater to their clients specifically, including creating nuanced go-to-market plans that benefit our partnership and our joint customers.

- **Social Channels**: Sprinklr integrates with every major social media channel. Long-standing partner relationships are focused on joint innovation – often driven by mutual customers.

- **Agencies**: For full-service media, social, PR, creative and tech agencies, the Sprinklr Unified-CXM Platform and solutions helps differentiate partners' offerings and drive success for shared clients.

- **Technology Partners**:

  - Cloud Platforms – Sprinklr customers can deploy our platform on any of the three leading platforms – AWS, Azure or GCP.

  - Independent Software Vendors ("ISVs") – A number of software ISV partners are developing integrations to Sprinklr, with most of the demand driven by our mutual customers.

  - Telco Providers – As with Cloud, we provide a range of provider options to our customers when it comes to CPAAS/ Telephony partners.

Services

We believe that technology, no matter how powerful or well designed, is only as good as the people and processes that complement it. Our foremost goal through our suite of professional services is to ensure that customers consistently find a return on investment and reach new levels of success as a business. We apply the right mix of advisory and hands-on support across people and process optimization to make sure that customers are successful in their digital transformation journey.

Through our Implementation, Training and always-on Managed Services, we ensure that our customers realize value from Day 1 and throughout the Sprinklr journey. Our global, certified implementation consultants design, configure, educate and empower customers. Our teams provide a mix of virtual and instructor-led sessions to enable customers to become platform champions, while our Managed Services consultants are the long-term partners who help provide continuous platform optimization, consultancy and coaching to ensure that customers maximize the benefits of Sprinklr.

Customer Success

At Sprinklr, realizing value for our customers is at the heart of everything we do. Our Customer Success team is a critical partner in achieving our customers' business outcomes through Sprinklr. Sprinklr Customer Success has a formal and value-based delivery system that includes, among other processes:

- The **Day 0 Meeting** is designed to confirm the value the key customer stakeholders are looking to achieve as the account transitions from the pre-sales to the post sales motion. The meeting confirms the use cases that support the value, the metrics associated to those use cases, and locks in commitment from the stakeholders on the deployment and the customer's Success Engagement Process.

- The **VRCI (Value Realization Check In)** is designed to be a regular touch base, bi-weekly or as appropriate, in which we, collaboratively, identify and coordinate issue resolution; measure value realized to date through embedded use-case-based, value realization dashboards; and continually align the Sprinklr platform with our customers' desired business outcomes and priorities.

- The **EBR (Executive Business Review)** is designed to be a more strategic meeting with executive representation on both sides, where alignment is discussed, along with a roadmap, and corporate and strategic objectives. These are done at an appropriate cadence to ensure that at no point is there a question as to the business value Sprinklr is bringing. We collaboratively work with our customers to ensure that targets are hit and recommendations are discussed on how to excel, based on best practices and industry expertise.

- The **CHI (Customer Happiness Index)** is a core internal metric for success at Sprinklr. Much like our Employee Happiness Index and Product Happiness Index, we continuously survey and monitor a simple metric of customer happiness on a scale of 1-10. This informal survey serves as an opportunity for continued engagement with our customers, but not a formal measure of our ongoing performance.

- The **CDAP (Customer Delight Assurance Program)** applies when our strategic customers' CHI falls, or consumption begins to trend downward. Through this process we have an executive review, escalate support and provide product focus to ensure customer retention and satisfaction.

Competition

The CXM industry is rapidly developing, fragmented and competitive. We believe that we are the only platform that completely addresses the complex Unified-CXM needs of enterprise-scale organizations. Certain components of our platform, however, compete in various segments of the overall experience management market. Our current and potential competitors offer or may develop consumer-grade point solutions in the following areas:

- experience management solutions, including social media management solutions;

- home-grown solutions and tools;

- adjacent CXM solutions such as social messaging;

- customer service, contact center and support solutions;

- traditional marketing, advertising and consulting firms;

- Artificial Intelligence point solutions; and

- CRM and ERP solutions.

We expect competition as industry trends continue to favor the adoption of modern channels and the digital transformation of CXM. The key differentiators for Unified-CXM offerings include:

- product features, quality, functionality and design;

- scalable, flexible and open architecture;

- supports integrations of any customer system or industry solution;

- AI and Generative AI capabilities;

- strength of product vision and rapid innovation;

- strong ecosystem of third-party integrations;

- accessibility across several devices, operating systems and applications;

- ease of use;

- overall platform experience;

- designed with governance, security and privacy in mind;

- return on investment and scalable pricing;

- corporate reputation and awareness of our brand;

- strength of sales and marketing efforts;

- proven track record of execution and business value realization at enterprise scale; and

- strength of post-sale support and customer success.

We believe that we compete favorably with respect to all these factors. We expect that we will develop and introduce, or acquire, applications serving customer-facing and other front office functions. However, we realize that many competitors may have competitive advantages over us, including greater brand recognition and name, longer operating histories, greater market penetration in adjacent industries, larger and more established customer bases, larger sales forces and marketing budgets, and access to significantly greater financial, human, technical and other resources. Due to the rapid pace of development of our market, it is possible that new entrants with competitive solutions and substantial resources could introduce new products and services that disrupt our market and more acutely meet the needs of our customers and prospective customers. The market and category, Unified-CXM, in which we participate is new and rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements

and invention assignment agreements to establish and protect our intellectual property and proprietary rights. We seek to protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how and brand, by relying on a combination of federal, state and common law rights in the United States and other jurisdictions, as well as on contractual measures. However, these laws, agreements and procedures provide only limited protection. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform and solutions are larger contributors to our success in the marketplace.

As of January 31, 2024, we owned 38 issued U.S. patents and 10 pending non-provisional or provisional U.S. patent applications. These patents and patent applications seek to protect our proprietary inventions relevant to our business.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and solution names, taglines and logos in the United States and certain other jurisdictions to the extent we determine appropriate and cost-effective. We also have common law rights in certain unregistered trademarks that were established over years of use. In addition, we have registered domain names for websites that we use in our business, such as Sprinklr.com and similar variations. We have also registered "Sprinklr" as a trademark in the United States and various foreign jurisdictions.

Despite our efforts to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent unauthorized parties from obtaining, copying, accessing, using or reverse engineering our software, technology and other proprietary information. For more information regarding the risks relating to intellectual property, see "**Risk Factors—Risks Related to Our Intellectual Property**."

Regulatory Matters

We are subject to a variety of laws, rules and regulations in the United States and internationally, including laws regarding data privacy, protection, security, retention, consumer protection, accessibility, sending and storing of electronic messages (and related traffic data where applicable), intellectual property, human resource services, employment and labor laws, workplace safety, consumer protection laws, anti-bribery and anti-corruption laws, import and export controls, immigration laws, federal securities laws and tax regulations, all of which are continuously evolving and developing. The manner in which existing laws and regulations are applied to SaaS businesses, whether they apply to us at all, and how they may relate to our business in particular, both in the United States and internationally, often are unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business and the nature of our services and operations, including with respect to such topics as data privacy, security and protection, pricing, advertising, taxation, content regulation and intellectual property ownership and infringement.

In addition, regulatory authorities around the world have implemented or are considering implementing a number of legislative and regulatory proposals concerning privacy, spam, data storage, data protection, data collection, content regulation, cybersecurity, government access to personal data and private data, and other matters that may be applicable to our business. More countries are enacting and enforcing laws related to the appropriateness of content and enforcing those and other laws by blocking access to services that are found to be out of compliance. It is also likely that as our business grows and evolves, as an increasing portion of our business shifts to mobile, and as our solutions are used in a greater number of countries and by additional groups, we will become subject to laws and regulations in additional jurisdictions. For additional information, see "**Risk Factors—Risks Related to Litigation, Regulatory Compliance and Government Matters**" and " **—Risks Related to Privacy, Information Technology and Cybersecurity**."

Environmental, Social and Governance

We recognize our corporate responsibility to implement and support a high standard of ethical and environmentally responsible business practices. As a result, we have developed an advisory team that leads our Environmental, Social, and Governance ("ESG") program and drives these initiatives company-wide. This cross-functional team, led by executive sponsors Diane Adams, our Chief Culture & Talent Officer, and Jacob Scott, our General Counsel and Corporate Secretary, is currently working with an external sustainability consultant to implement a multi-year strategy for our ESG program and reporting.

This strategy enables us to better manage the diverse areas that are important to our company and our stakeholders. This is based on a sustainability model with three pillars – environment, social and governance – where all business areas work together as an integrated management system to ensure that objectives, activities and results are met.

- **Environment**: Supporting a transition to low carbon economy, we seek to improve the efficiency and resilience of our operations by reducing our emissions and aligning around sustainable practices and operation. We are focused on measuring and reducing sources of emissions and waste and implementing measures to reduce energy and water reduction.

- **Social**: We are committed to creating and supporting an inclusive, diverse and equitable workforce and providing all employees with the development opportunities they need to be successful and happy. Our Diversity, Equity, Inclusion & Belonging are organized around the key objectives of recruiting, investing and educating, and captivating. We emphasize human capital development and leadership training and supports eight employee resource groups that form part of our We Care philosophy. We are committed to ethical employment and apply ethical standards to all operations.

- **Governance**: To generate value through sustainable business solutions, we seek to design and deliver end-to-end solutions that meet the challenges of today's digital economy, including security, data privacy and ethical and responsible AI practices, by emphasizing corporate governance, ethics, compliance and risk management. We maintain a governance framework focused on enabling ethical decision making, risk and crisis management, and business ethics and compliance.

Certifications & Standards

Our ESG efforts and focus are evidenced in our various certifications and commitments, which include:

- **EcoVadis**: In fiscal year 2024, we received a Platinum Medal from EcoVadis, the leading sustainability ratings provider that measures the quality of a company's efforts on sustainability, governance, and human rights.

- **United Nations Global Compact ("UNCG") & Sustainable Development Goals ("SDGs")**: We have been a member of the UNCG since 2019 and annually report on progress against the principles and SDGs.

- **Global Reporting Initiative ("GRI")**: We have been aligned with GRI standards since 2018.

- **Carbon Disclosure Project ("CDP")**: We received a C on our 2023 CDP score, which is in the Awareness band and aligned with the regional and sector average. We aspire to increase this score as we expand our commitments and reporting.

- **Science Based Targets Initiative ("SBTi")**: We committed to SBTi in October 2023 for near-term science-based targets.

Human Capital Management

As of January 31, 2024, we had 3,869 employees. Of these employees, 787 are based in the United States and 3,082 are based internationally, including 2,276 in India. We have a significant percentage of our development talent based in India and have had a very strong presence in India for the last decade. We believe that this is a competitive advantage for us, as we have access to a strong and deep bench of talent at a significant cost advantage to comparable talent elsewhere in the world. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our employee relations are good, and we have not experienced any work stoppages.

Our Culture

Building a culture where everyone is happier and can thrive personally and professionally at Sprinklr is the cornerstone of our philosophy.

We create an environment of happier employees by building a values-based culture with rich communications, manager and employee action planning, competitive total rewards, and a culture where all employees feel like they belong and are valued. We recruit, retain and invest in the development of the best talent in the world.

A strong culture is a barometer of business success and we have developed a deliberate culture based on our roadmap that we have named "The Sprinklr Way" — our way of working, living and being. All employees are introduced to The Sprinklr Way by a member of our Executive Leadership Team during their first month at Sprinklr when they attend our employee onboarding program, known as our "Splash" session. The Sprinklr Way provides the framework for leadership, behaviors and values, and is comprised of our cultural aspiration; core beliefs; core values; leadership expectations and operating principles.

In addition to the Sprinklr Way, the company invests and focuses on the following initiatives that build trust and happiness across all regions:

- **Employee Delight Assurance Program (EDAP):** EDAP is part of our company operating rhythm and consists of the following three components: employee happiness index, goals planning process and Learn2Grow plans. The documented EDAP process has driven increased operational effectiveness, provided clearer understanding of accountabilities, and driven quarter-over-quarter improvements in employee happiness. These metrics used as part of EDAP serve as an opportunity for continued engagement with our employees, but not a formal measure to evaluate employee compensation.

- **We Belong:** At Sprinklr, our goal is to ensure that all employees feel like they belong and are operating in a judgment-free zone regardless of gender, race, ethnicity, age, and lifestyle preference, among others. We value and celebrate our sense of belonging and fervently believe that every employee matters, and should be respected, listened to, and have opportunities to contribute to the magic of Sprinklr. We have taken action to support social justice and deliver training in diversity, inclusion and unconscious bias. Our employee resource groups, a.k.a. We Care Teams, around the world encourage inclusivity and serve as safe spaces for our employees to share common experiences. Approximately 30.3% of our employees are women, and women represent approximately 17.1% of our leadership team (vice president and above) and 25.0% of our board of directors. In addition, approximately 87.0% of our U.S. employees have chosen to voluntarily disclose their race and/or ethnicity to us, of which approximately 26.1% are racially or ethnically diverse. In fiscal year 2024, approximately 94.4% of our U.S. new hires chose to voluntarily disclose their race and/or ethnicity to us, of which approximately 32.2% were racially or ethnically diverse.

- **Recognition:** Our peer recognition program allows all employees to recognize a colleague for living one or more aspects of The Sprinklr Way anytime they see the right behaviors in action. Hundreds of recognitions have been awarded around the world for everything from collaboration, to living our core values.

- **Wellbeing:** Our comprehensive Wellbeing program is another way we invest in our employees, designed to keep our employees rejuvenated and happy throughout their career journey at Sprinklr. A special certification program advances their proficiency in important areas like mindfulness and relaxation. Our interactive Wellbeing platform offers captivating opportunities to participate in a range of healthy eating, mental, financial and physical challenges — all on the way to each of us becoming our healthiest self.

- **Giving Back:** Our employees around the world have a deep and passionate sense of community and give back in extraordinary ways. Our giving initiatives — under the umbrella of "Sprinklr Cares" — sponsor relief efforts around the world and give employees the opportunity to contribute to their personal causes. Among other benefits, Sprinklr Cares enables charitable donations when employees recruit new talent and allows for organized volunteer opportunities. Our 24-4-Others program awards employees a day away from the office to give their time and expertise to meaningful organizations and to help those less fortunate.

Compensation and Benefits

We consider several measures and objectives in managing our human capital assets, including, among others, employee engagement, development, and training, talent acquisition and retention, employee safety and wellness, diversity and inclusion, and compensation and pay equity. We provide our employees with salaries and bonuses intended to be competitive for our industry and geographic locations, opportunities for equity ownership, development programs that enable continued learning and growth and a robust benefits package to promote well-being across all aspects of their lives, including health care, retirement planning and paid time off. In addition, we have conducted employee surveys to gauge employee engagement and identify areas of future focus for our human capital practices and benefits offerings.

Corporate Information

We were incorporated in Delaware in August 2011. Our principal executive offices are located at 29 West 35th Street, New York, New York 10001, and our telephone number is (917) 933-7800. Our website address is *www.sprinklr.com*. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Form 10-K, and you should not consider information on our website to be part of this Form 10-K.

Available Information

Our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendment to these reports are filed with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at *www.sprinklr.com* when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at *www.sec.gov*. The information contained on the websites referenced in this Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors.

Our operations and financial results are subject to various risks and uncertainties, including those described below. You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained in this Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our Class A common stock could decline and stockholders may lose all or part of their investment.

Summary of Selected Risk Factors Associated with Our Business

The following is only a summary of the principal risks associated with an investment in our Class A common stock. Material risks that may adversely affect our business, financial condition or results of operations include, but are not limited to, the following:

- Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

- We have incurred significant net losses in recent years, we may incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

- If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

- Our actual operating results may differ significantly from any guidance provided.

- Our results of operations and financial metrics may be difficult to predict. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

- Any failure of our Unified Customer Experience Management ("Unified-CXM") platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

- The market for Unified-CXM solutions is new and rapidly evolving, and if this market develops more slowly than we expect or declines, develops in a way that we do not expect, or if we do not compete effectively, our business could be adversely affected.

- Our business depends on our customers renewing their subscriptions and on us expanding our sales to existing customers. Any decline in our customer renewals or expansion would harm our business, results of operations and financial condition.

- We use artificial intelligence in our products, which may result in operational challenges, legal liability, reputational concerns and competitive risks.

- Our business and growth depend in part on the success of our strategic relationships with third parties, as well as on the continued availability and quality of feedback data from third parties over whom we do not have control.

- Any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand and adversely affect our business, financial condition and results of operations.

- We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation or mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse business consequences.

- If we or the third parties upon which we rely experience a cybersecurity breach or other security incident or unauthorized parties otherwise obtain access to our customers' data, our data or our Unified-CXM platform, our Unified-CXM platform may be perceived as not being secure, our reputation may be harmed, demand for our Unified-CXM platform may be reduced and we may incur significant liabilities.

- Our stock price may be volatile, and the value of our Class A common stock may decline.

- Our directors, executive officers and their respective affiliates are able to exert significant control over us, which limits your ability to influence the outcome of important transactions, including a change of control.

- Unstable market and economic conditions and catastrophic events may have serious adverse consequences on our business, financial condition and share price.

Risks Related to Our Growth

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $732.4 million, $618.2 million, and $492.4 million for the each of the years ended January 31, 2024, 2023, and 2022, respectively. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, our revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on a number of factors, including our ability to:

- price our products effectively so that we are able to attract new customers and expand sales to our existing customers;
- expand the functionality and use cases for the products we offer on our Unified-CXM platform;
- provide our customers with support that meets their needs;
- continue to introduce our products to new markets outside of the United States;
- successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our Unified-CXM platform; and
- increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives, and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in the markets in which we operate, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as an indication of our future revenue or revenue growth.

We have incurred significant net losses in recent years, we may incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We have incurred significant net losses in recent years, including a net loss of $55.7 million and $111.5 million for the years ended January 31, 2023 and 2022, respectively. We had an accumulated deficit of $474.8 million and $496.6 million as of January 31, 2024 and 2023, respectively. We expect that our costs will increase over time and our losses may continue, as we expect to invest significant additional funds in our business and incur costs relating to operating as a public company. To date, we have financed our operations principally through subscription payments by customers for use of our Unified-CXM platform and equity and debt financings. We have expended and expect to continue to expend substantial financial and other resources on:

- our Unified-CXM platform, including investing in our research and development team, developing or acquiring new products, features and functionality and improving the scalability, availability and security of our Unified-CXM platform;
- our technology infrastructure, including expansion of our activities with public cloud service providers, enhancements to our network operations and infrastructure design, and hiring of additional employees for our operations team;
- sales and marketing, including expansion of our direct sales organization and marketing efforts; and
- additional international expansion in an effort to increase our customer base and sales.

These investments may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving and maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. In the event that we fail to achieve or maintain profitability, the value of our Class A common stock could decline.

If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In addition, we operate globally and sell subscriptions in more than 80 countries. We plan to continue to expand our international operations into other countries in the future, which will place additional demands on our resources and operations. We also have experienced significant growth in the number of enterprises, end users, transactions and amount of data that our Unified-CXM platform and our associated hosting infrastructure support.

In order to grow our business, we must continue to attract new customers in a cost-effective manner and enable such customers to realize the benefits associated with our Unified-CXM platform. We may not be able to attract new customers to our Unified-CXM platform for a variety of reasons, including as a result of their use of traditional approaches to customer experience management, their

internal timing or budget or the pricing of our Unified-CXM platform compared to products and services offered by our competitors. After a customer makes a purchasing decision, we often must also help them successfully implement our Unified-CXM platform in their organization, a process that can last several months.

In addition, we have expanded and may attempt to further grow our business by selling our Unified-CXM platform to U.S. federal, state, and local, as well as foreign, governmental agency customers. Growing our business by increasing the number of governmental agency customers we service would subject us to a number of challenges and risks. Selling to such agencies can be highly competitive and time-consuming, often requiring significant upfront time and expenses without any assurance that these efforts will generate a sale. We may not satisfy certain government contracting requirements necessary to attain certification to sell our Unified-CXM platform to certain governmental agency customers. Such government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our products are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Finally, sales of our Unified-CXM platform to governmental agency customers that are engaged in certain sensitive industries, including organizations whose products or activities are perceived to be harmful, could result in public criticism and reputational risks, which could engender dissatisfaction among potential customers, investors and employees with how we address political and social concerns in our business activities. If we are unable to grow our business by increasing the number of governmental agency customers we service, or if we fail to overcome the challenges and risks associated with selling to such entities, our business, results of operations and financial condition may be adversely affected.

Risks Related to Our Business and Industry

Our actual operating results may differ significantly from any guidance provided.

Our guidance, including forward-looking statements, is prepared by management and is qualified by, and subject to, a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges, which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. In particular, guidance offered in periods of extreme uncertainty, such as the uncertainty caused by macroeconomic conditions, is inherently more speculative in nature than guidance offered in periods of relative stability. Accordingly, any guidance with respect to our projected financial performance is necessarily only an estimate of what management believes is realizable as of the date the guidance is given. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data will diminish the farther in the future that the data is forecasted.

Actual operating results may be different from our guidance, and such differences may be adverse and material. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it. In addition, the market price of our Class A common stock may reflect various market assumptions as to the accuracy of our guidance. If our actual results of operations fall below the expectations of investors or securities analysts, the price of our Class A common stock could decline substantially.

Our results of operations and financial metrics may be difficult to predict. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

Our results of operations and financial metrics, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, have fluctuated in the past and may vary significantly in the future. As a result, period-to-period comparisons of our results of operations may not be meaningful, and the results of any one period should not be relied upon as an indication of future performance. Our results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in results of operations may negatively impact the value of our Class A common stock. Factors that may cause fluctuations in our results of operations include, without limitation, those listed below:

- variability in our sales cycle, including as a result of the budgeting cycles and internal purchasing priorities of our customers;

- the payment terms and subscription term length associated with sales of our Unified-CXM platform and their effect on our bookings and free cash flow;

- the addition or loss of large customers, including through acquisitions or consolidations;

- the timing of sales and recognition of revenue, which may vary as a result of changes in accounting rules and interpretations;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

- network outages or actual or perceived security breaches or other incidents;

- general economic, market and political conditions;

- customer renewal rates;

- increases or decreases in the number of elements of our services or pricing changes upon any renewals of customer agreements;

- changes in our pricing policies or those of our competitors;

- the mix of services sold during a period;

- the timing of our recognition of stock-based compensation expense for our equity awards, particularly in cases where awards covering a large number of our shares are tied to a specific event or date; and

- the timing and success of introductions of new platform features and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual results of operations. This variability and unpredictability also could result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even if we have met any previously publicly stated guidance we may provide.

Any failure of our Unified-CXM platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

We derive, have derived and expect to continue to derive the substantial majority of our revenue from subscriptions to our Unified-CXM platform. As such, the market acceptance of our Unified-CXM platform is critical to our success. Demand for our Unified-CXM platform is affected by a number of factors, many of which are beyond our control, including the extension of our Unified-CXM platform for new use cases, the timing of development and release of new products, features and functionality introduced by us or our competitors, technological change and the growth or contraction of the market in which we compete.

In addition, we expect that an increasing focus on customer satisfaction and the growth of various communications channels and new technologies will profoundly impact the market for Unified-CXM solutions. We believe that enterprises increasingly are looking for flexible solutions that bridge across traditionally separate systems for experience management, marketing automation and customer relationship management. If we are unable to meet this demand to manage customer experiences through flexible solutions designed to address a broad range of needs, or if we otherwise fail to achieve more widespread market acceptance of our Unified-CXM platform, our business, results of operations, financial condition and growth prospects may be adversely affected.

The market for Unified-CXM solutions is new and rapidly evolving, and if this market develops more slowly than we expect or declines, develops in a way that we do not expect, or if we do not compete effectively, our business could be adversely affected.

We believe that our success and growth will depend to a substantial extent on the widespread acceptance and adoption of Unified-CXM solutions in general, and of our Unified-CXM platform in particular. The market for Unified-CXM solutions is new and rapidly evolving, and if this market fails to grow or grows more slowly than we currently anticipate, demand for our Unified-CXM platform could be adversely affected. The Customer Experience Management ("CXM") market also is subject to rapidly changing user demand and trends. As a result, it is difficult to predict enterprise adoption rates and demand for our Unified-CXM platform, the future growth rate and size of our market or the impact of competitive solutions.

The expansion of the CXM market depends on a number of factors, including awareness of the Unified-CXM category generally, ease of adoption and use, cost, features, performance and overall platform experience, data security and privacy, interoperability and accessibility across devices, systems and platforms and perceived value. If Unified-CXM solutions do not continue to achieve market acceptance, or if there is a reduction in demand for Unified-CXM solutions for any reason, including a lack of category or use case awareness, technological challenges, weakening economic conditions, data security or privacy concerns, competing technologies and products or decreases in information technology spending, our business, results of operations and financial condition may be adversely affected.

The market for Unified-CXM solutions is also highly competitive. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or enterprise requirements. With the introduction of new technologies, the evolution of our Unified-CXM platform and new market entrants, we expect competition to intensify in the future. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our Unified-CXM platform to achieve or maintain more widespread market acceptance, any one of which could harm our business.

While we do not believe that any of our competitors currently offer a full suite of Unified-CXM solutions that competes across the breadth of our Unified-CXM platform, certain features of our Unified-CXM platform compete in particular segments of the overall Unified-CXM category. Our main competitors include, among others, experience management solutions, including solution media solutions, home-grown solutions and tools, adjacent Unified-CXM solutions, such as social messaging, customer service and support solutions, traditional marketing, advertising and consulting firms and customer relationship management and enterprise resource planning solutions. Further, other established SaaS providers and other technology companies not currently focused on Unified-CXM may expand their services to compete with us. Some of our competitors may be able to offer products or functionality similar to ours at a more attractive price than we can or do, including by integrating or bundling such products with their other product offerings. Additionally, some potential customers, particularly large organizations, have elected, and may in the future elect, to develop their own internal Unified-CXM solutions.

Acquisitions, partnerships and consolidation in our industry may provide our competitors even more resources or may increase the likelihood of our competitors offering bundled or integrated products that we may not be able to effectively compete against. In particular, as we rely on the availability and accuracy of various forms of customer feedback and input data, the acquisition of any such data providers or sources by our competitors could affect our ability to continue accessing such data. Furthermore, we also are subject to the risk of future disruptive technologies. If new technologies emerge that are able to collect and process experience data, or otherwise develop Unified-CXM solutions at lower prices, more efficiently, more conveniently or with functionality and features enterprises prefer to ours, such technologies could adversely impact our ability to compete. If we are not able to compete successfully against our current and future competitors, our business, results of operations and financial condition may be adversely affected.

Our business depends on our customers renewing their subscriptions and on us expanding our sales to existing customers. Any decline in our customer renewals or expansion would harm our business, results of operations and financial condition.

In order for us to maintain or improve our results of operations, it is important that we maintain and expand our relationships with our customers and that our customers renew their subscriptions when the initial subscription term expires or otherwise expand their subscription program with us. Our customers are not obligated to, and may elect not to, renew their subscriptions on the same or similar terms after their existing subscriptions expire. Some of our customers have in the past elected, and may in the future elect, not to renew their agreements with us or otherwise reduce the scope of their subscriptions, and we do not have sufficient operating history with our business model and pricing strategy to accurately predict long-term customer renewal rates. In addition, the growth of our business depends in part on our customers expanding their use of our Unified-CXM platform, which can be difficult to predict.

Our customer renewal rates, as well as the rate at which our customers expand their use of our Unified-CXM platform, may decline or fluctuate as a result of a number of factors, including the customers' satisfaction with our Unified-CXM platform, defects or performance issues, our customer and product support, our prices, mergers and acquisitions affecting our customer base, the effects of global economic conditions, the entrance of new or competing technologies and the pricing of such competitive offerings or reductions in the enterprises' spending levels for any reason. If our customers do not renew their subscriptions, renew on less favorable terms or reduce the scope of their subscriptions, our revenue may decline and we may not realize improved results of operations from our customer base, and, as a result, our business and financial condition could be adversely affected.

We rely on third-party data centers and cloud computing providers, and any interruption or delay in service from these facilities could impair the delivery of our Unified-CXM platform and harm our business.

We currently serve our customers from third-party data centers and cloud computing providers located around the world. Some of these facilities may be located in areas prone to natural disasters and may experience events such as earthquakes, floods, fires, severe weather events, power loss, computer or telecommunication failures, service outages or losses, and similar events. They also may be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct or cybersecurity issues, human error, terrorism, improper operation, unauthorized entry and data loss. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. We also may incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers that we use. Although we carry business interruption insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our services or products.

As we grow and continue to add new third-party data centers and cloud computing providers and expand the capacity of our existing third-party data centers and cloud computing providers, we may move or transfer our data and our customers' data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our Unified-CXM platform. Any damage to, or failure of, our systems, or those of our third-party data centers or cloud computing providers or the systems of a customer that hosts our software in their private cloud, could result in interruptions on our Unified-CXM platform or damage to, or loss or compromise of, our data and our customers' data, including personal data. Any impairment of our or our customers' data or interruptions in the functioning of our Unified-CXM platform, whether due to damage to, or failure of, third-party data centers, cloud computing providers or the cloud computing providers of our customers or unsuccessful data transfers, may reduce our revenue, result in significant fines, cause us to issue credits or pay penalties, subject us to claims for indemnification and other claims, litigation or

disputes, result in regulatory investigations or other inquiries, cause our customers to terminate their subscriptions and adversely affect our reputation, renewal rates and our ability to attract new customers. Our business will also be harmed if our existing and potential customers believe that our Unified-CXM platform is unreliable or not secure.

Further, our leases and other agreements with data centers and cloud computing providers expire at various times, and the owners of our data center facilities and cloud computing providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all. Additionally, certain of our data center and clouding computing provider agreements may be terminable for convenience by the counterparty. If services are interrupted at any of these facilities or providers, such agreements are terminated, or we are unable to renew these agreements on commercially reasonable terms or at all, or if one of our data center or cloud computing providers is acquired or encounters financial difficulties, including bankruptcy, we may be required to transfer our servers and other infrastructure to new data centers and cloud computing providers, and we may incur significant costs and possible service interruptions in connection with doing so. In addition, if we do not accurately plan for our data center and cloud computing capacity requirements and we experience significant strains on our data center and cloud computing capacity, we may experience delays and additional expenses in arranging new data center and cloud computing arrangements, and our customers could experience service outages that may subject us to financial liabilities, result in customer losses and dissatisfaction, and materially adversely affect our business, operating results and financial condition.

If we are not able to effectively develop platform enhancements, introduce new products or keep pace with technological developments, our business, results of operations and financial condition could be adversely affected.

Our future success will depend on our ability to adapt and innovate. To attract new customers and increase revenue from our existing customers, we will need to enhance and improve our existing platform and introduce new products, features and functionality. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, and may have interoperability difficulties with our Unified-CXM platform or other products. We have in the past experienced delays in our internally planned release dates of new products, features and functionality, and there can be no assurance that these developments will be released according to schedule. We also have invested, and may continue to invest, in the acquisition of complementary businesses and technologies that we believe will enhance our Unified-CXM platform. However, we may not be able to integrate these acquisitions successfully or achieve the expected benefits of such acquisitions. If we are unable to successfully develop, acquire or integrate new products, features and functionality, or enhance our existing platform to meet the needs of our existing or potential customers in a timely and effective manner, or if a customer is not satisfied with the quality of work performed by us or with the technical support services rendered, we could incur additional costs to address the situation, and our business, results of operations and financial condition could be adversely affected.

Similarly, our customers and users of our Unified-CXM platform are increasingly accessing our Unified-CXM platform or interacting via mobile devices. We are devoting valuable resources to solutions related to mobile usage, but we cannot assure you that these solutions will be successful. If the mobile solutions we have developed for our Unified-CXM platform do not meet the needs of current or prospective customers, or if our solutions are difficult to access, customers or users may reduce their usage of our Unified-CXM platform or cease using our Unified-CXM platform altogether and our business could suffer.

In addition, because our Unified-CXM platform is designed to operate on a variety of networks, applications, systems and devices, we will need to continually modify and enhance our Unified-CXM platform to keep pace with technological advancements in such networks, applications, systems and devices. If we are unable to respond in a timely, user-friendly and cost-effective manner to these rapid technological developments, our Unified-CXM platform may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition may be adversely affected.

We use artificial intelligence in our products and operations, which may result in operational challenges, legal liability, reputational concerns and competitive risks.

In addition to the use of our own artificial intelligence ("AI") features within our products, we have also incorporated generative artificial intelligence ("Generative AI") processes and algorithms into our product offerings and internal operations through third-party partners integrated with our products and tools, which may result in adverse effects to our financial condition, results or reputation. Generative AI features and services leverage existing and widely available technologies, such as those owned by OpenAI or alternative large language model providers. The use of Generative AI processes at scale is relatively new and may lead to challenges, concerns and risks that are significant or that we may not be able to predict, especially if our use of these technologies in our products and services becomes more important to our operations over time.

Use of AI or Generative AI in our products and services may be difficult to deploy successfully due to operational issues inherent to the nature of such technologies, including the development, maintenance and operation of deep learning datasets, and our customers failing to adopt or implement our new products as intended. For example, AI and Generative AI algorithms use machine learning and/ or content creation which, depending on the reliability of the model, may lead to flawed, biased, unexplained, and inaccurate results, which could lead to customer rejection or skepticism of such products. Emerging ethical issues surround the use of AI or Generative AI, and if our deployment or use of AI or Generative AI becomes controversial or is challenged by our current or prospective

customers, we may be subject to reputational risk. Any sensitive information (including confidential, competitive, proprietary, or personal data) that we or our customers input into the third-party Generative AI features in our products could be leaked or disclosed to others, including if sensitive information is used to train the third parties' Generative AI models, in breach of our contractual agreements. Additionally, where the product ingests personal data or where it makes connections using such data, these AI or Generative AI processes may reveal other personal or sensitive information generated by the AI or Generative AI solution, or could lead us to be unable to fulfill certain data subject requests in compliance with certain privacy laws, such as requests to delete certain personal data ingested by the product. Further, unauthorized use or misuse of Generative AI by our employees or others, including violation of internal policies or procedures or guidelines, may result in disclosure of confidential company and customer data, reputational harm, privacy law violations, legal liability, or regulatory actions, including algorithmic disgorgement. Improper use of AI and Generative AI could result in biased results and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. In addition, our use of Generative AI may also lead to novel and urgent cybersecurity risks (such as if a bad actor "poisons" the Generative AI with bad inputs or logic), including the misuse of personal or business confidential data, which may adversely affect our operations and reputation.

As a result, the integration of Generative AI into our products and operations may not be successful despite expending significant time and monetary resources to attempt to do so. Our investments in deploying such technologies may be substantial, and they may be more expensive than anticipated. If we fail to deploy Generative AI as intended, our competitors may incorporate Generative AI technology into their products or services more successfully than we do, which may impair our ability to effectively compete in the market.

Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with U.S. and foreign laws, the nature of which cannot be determined at this time as they continue to evolve and solidify. Several jurisdictions around the globe have already proposed or enacted laws or guidelines governing AI. For example, the Biden administration recently issued an executive order on AI that requires companies developing certain types of AI models to notify the federal government of certain safety test results and other information. As another example, European regulators have proposed an AI regulation that imposes onerous obligations related to the use of AI-related systems, and we expect that other jurisdictions will adopt similar laws. Other jurisdictions may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our AI features or our use of Generative AI. These obligations may make it harder for us to conduct our business using AI or Generative AI, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI, prevent or limit our use of AI or Generative AI, or delete or disgorge certain algorithms. For example, the US Federal Trade Commission has required other companies to turn over or delete or disgorge valuable insights or trainings generated through the use of AI, or the AI models or algorithms themselves, where they allege the company has violated privacy and consumer protection laws. If we cannot use AI or Generative AI, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Further, intellectual property ownership and liability for violation of open source licenses, infringement or misappropriation of intellectual property and violation of privacy or publicity rights are issues arising from the use of AI technologies that legislators are still attempting to establish and with which courts are still grappling. Therefore, the use of AI technologies in connection with our products or operations may result in the inability to establish ownership of intellectual property or exposure to claims relating to the foregoing.

Moreover, our employee and personnel use Generative AI technologies to perform their work, and the disclosure and use of personal data, is subject to various privacy laws and other privacy obligations. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits if we do not use (or are perceived to not use it) it in accordance with our internal policies and governance, applicable laws or other obligations. Output from Generative AI systems that we use may infringe on third party intellectual property rights without us being aware. However, if we are unable to use Generative AI, it could make our business less efficient and result in competitive disadvantages. Additionally, sensitive information of the Company or our customers could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of Generative AI technologies.

Our business and growth depend in part on the success of our strategic relationships with third parties, as well as on the continued availability and quality of feedback data from third parties over whom we do not have control.

We depend on, and anticipate that we will continue to depend on, various third-party relationships in order to sustain and grow our business, including technology companies whose products integrate with ours. Failure of any of these technology companies to maintain, support or secure their technology platforms in general, and our integrations in particular, or errors or defects in their technologies or products, could adversely affect our relationships with our customers, damage our brand and reputation and result in delays or difficulties in our ability to provide our Unified-CXM platform. We also rely on the availability and accuracy of various forms of client feedback and input data, including data solicited via survey or based on data sources across modern channels, and any changes in the availability or accuracy of such data could adversely impact our business and results of operations and harm our reputation and brand. In some cases, we rely on negotiated agreements with social media networks and other data providers. These negotiated agreements may provide increased access to application programming interfaces ("APIs") and data that allow us to provide

a more comprehensive solution for our customers. These agreements are subject to termination in certain circumstances, and there can be no assurance that we will be able to renew those agreements or that the terms of any such renewal, including pricing and levels of service, will be favorable. We cannot accurately predict the potential impact of the termination of any of our agreements with social media networks and other data providers, including the impact on our access to the related APIs. There can be no assurance that following any such termination we would be able to maintain the current level of functionality of our platform in such circumstances, as a result of more limited access to APIs or otherwise, which could adversely affect our results of operations. In addition, there can be no assurance that we will not be required to enter into new negotiated agreements with data providers in the future to maintain or enhance the level of functionality of our platform, or that the terms and conditions of such agreements, including pricing and levels of service, will not be less favorable, which could adversely affect our results of operations. In particular, X (formerly known as Twitter) provides us with certain data that supports our Unified-CXM platform pursuant to an agreement that expires on February 28, 2025. If our agreement with X (formerly known as Twitter) expires, is not renewed on the same or similar terms or at all, or if it is terminated due to the failure or unwillingness of either party to perform its obligations thereunder, we may not be able to provide the same level of Unified-CXM insights to our customers and our business, results of operations and financial condition may be materially and adversely affected.

We invest significantly in research and development, and, to the extent that our research and development investments do not translate into new solutions or material enhancements to our current solutions or we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to improve and develop new technologies, features and functionality for our Unified-CXM platform. For each of the years ended January 31, 2024 and 2023, our research and development expenses were at least 10% of our revenue. If we do not spend our research and development budget efficiently or effectively, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging, time-consuming and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling platform updates and generate revenue, if any, from such investment. Additionally, anticipated enterprise demand for a solution or solutions we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such solutions or solution. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, our business and results of operations would be adversely affected.

If we are unable to develop and maintain successful relationships with channel partners, our business, results of operations, and financial condition could be adversely affected.

To date, we primarily have relied on our direct sales force, online marketing and word-of-mouth to sell subscriptions to our Unified-CXM platform. Although we have developed relationships with certain channel partners, such as referral partners, resellers and integration partners, these channels have resulted in limited revenue to date. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with additional channel partners that can drive additional revenue. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer enterprises the products of several different companies, including products that compete with ours. They also may cease marketing our Unified-CXM platform with limited notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our Unified-CXM platform. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, if we are unable to assist our current and future channel partners in independently selling and implementing our Unified-CXM platform, or if our channel partners choose to use greater efforts to market their own products or those of our competitors, our business, results of operations and financial condition could be adversely affected. Furthermore, if our channel partners do not effectively market and sell our Unified-CXM platform, or fail to meet the needs of our customers, our reputation and ability to grow our business also may be adversely affected.

Sales by channel partners are more likely than direct sales to involve collection issues, in particular sales by our channel partners into developing markets, and, accordingly, variations in the mix between revenue attributable to sales by channel partners and revenue attributable to direct sales may result in fluctuations in our results of operations.

If we are not able to maintain and enhance our brand, our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company in Unified-CXM is critical to our relationships with our existing customers and key employees and to our ability to attract new customers and talented personnel. The successful promotion of our brand depends on a number of factors, including the effectiveness of our marketing efforts, our ability to continue to develop a high-quality platform, our ability to provide reliable services that continue to meet the needs of our customers, our ability to maintain our customers' trust and our ability to successfully differentiate our Unified-CXM platform from competitive solutions, which we may not be able to do effectively. We do not have sufficient operating history to know

whether our brand promotion activities will ultimately be successful or yield increased revenue, and, if they are not successful, our business may be adversely affected. Any unfavorable publicity of our business or platform generally, for example, relating to our privacy practices, terms of service, service quality, litigation, regulatory activity, the actions of our employees, partners or customers or the actions of other companies that provide similar solutions to us, all of which can be difficult to predict, could adversely affect our reputation and brand. In addition, independent industry analysts often provide reviews of our Unified-CXM platform, as well as solutions offered by our competitors, and our brand and perception of our Unified-CXM platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive compared to those of our competitors' solutions, our brand and market position may be adversely affected. It also may be difficult to maintain and enhance our brand as we expand our marketing and sales efforts through channel or strategic partners.

The promotion of our brand also requires us to make substantial expenditures. We anticipate that these expenditures will increase as our market becomes more competitive, as we expand into new markets and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand or incur substantial expenses in unsuccessful attempts to promote and maintain our brand, our business may not grow, we may have reduced pricing power relative to competitors and we could lose customers and key employees or fail to attract potential customers or talented personnel, all of which would adversely affect our business, results of operations and financial condition.

We recognize revenue over the term of our customers' contracts. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We generally recognize subscription revenue from customers ratably over the terms of their contracts and a majority of our revenue is derived from subscriptions that have terms of one to three years. As a result, a portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our Unified-CXM platform and potential changes in our pricing policies or rate of expansion or retention may not be fully reflected in our results of operations until future periods. We also may be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the term of the agreements with our customers. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We may acquire or invest in companies, which may divert our management's attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

Our success depends, in part, on our ability to expand our Unified-CXM platform and grow our business in response to changing technologies, customer demands and competitive pressures. We have in the past, and we may in the future, attempt to do so through strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets that we believe could complement, expand or enhance our Unified-CXM platform or otherwise offer growth opportunities. We also may enter into relationships with other businesses to expand our Unified-CXM platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Identifying and negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. We cannot predict the number, timing or size of these transactions. These transactions, even if announced, may not be completed.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their software is not easily adapted to work with our Unified-CXM platform or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions, investments or other business relationships also may disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition.

During the year ended January 31, 2024, approximately 41% of our sales were to customers outside of the Americas. As part of our growth strategy, we expect to continue to expand our international operations, which may include opening additional offices in new

jurisdictions and providing our Unified-CXM platform in additional languages and on-boarding new customers outside the United States. Any new markets or countries into which we attempt to sell subscriptions to our Unified-CXM platform may not be receptive to our business development activities. We currently have sales personnel and sales and customer and product support operations in the United States and certain countries across Europe, the Asia Pacific region and the Americas. We believe that our ability to attract new customers to our Unified-CXM platform and to convince existing customers to renew or expand their use of our Unified-CXM platform is directly correlated to the level of engagement we achieve with our customers in their home countries. To the extent that we are unable to effectively engage with non-U.S. customers, we may be unable to effectively grow in international markets.

Our international operations also subject us to a variety of additional risks and challenges, including:

- increased management, travel, infrastructure and legal compliance costs associated with having operations and developing our business in multiple jurisdictions;

- providing our Unified-CXM platform and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our Unified-CXM platform and products to ensure that they are culturally appropriate and relevant in different countries;

- compliance with non-U.S. data privacy, protection and security laws, rules and regulations, including data localization requirements, and the risks and costs of non-compliance;

- longer payment cycles and difficulties enforcing agreements, collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

- hiring, training, motivating and retaining highly-qualified personnel, while maintaining our unique corporate culture;

- increased financial accounting and reporting burdens and complexities;

- longer sales cycle and more time required to educate enterprises on the benefits of our Unified-CXM platform outside of the United States;

- requirements or preferences for domestic products;

- limitations on our ability to sell our Unified-CXM platform and for our solution to be effective in non-U.S. markets that have different cultural norms and related business practices that de-emphasize the importance of positive customer and employee experiences;

- differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

- political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world;

- compliance with laws and regulations for non-U.S. operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our Unified-CXM platform and develop our business in certain non-U.S. markets, and the risks and costs of non-compliance;

- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

- fluctuations in currency exchange rates and related effects on our results of operations;

- difficulties in repatriating or transferring funds from or converting currencies in certain countries;

- communication and integration problems related to entering new markets with different languages, cultures and political systems;

- new and different sources of competition;

- differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

- the need for localized subscription agreements;

- the need for localized language support and difficulties associated with delivering support, training and documentation in languages other than English;

- increased reliance on channel partners;

- reduced protection for intellectual property rights in certain non-U.S. countries and practical difficulties of obtaining, maintaining, protecting and enforcing such rights abroad; and

- compliance with the laws of numerous foreign taxing jurisdictions, including withholding tax obligations, and overlapping of different tax regimes.

Any of these risks and challenges could adversely affect our operations, reduce our revenue or increase our operating costs, each of which could adversely affect our ability to expand our business outside of the United States and thereby our business more generally, as well as our results of operations, financial condition and growth prospects.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or our policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences and increased costs, including the costs associated with defending against such actions, or the prohibition of the importation or exportation of our Unified-CXM platform and related services, each of which could adversely affect our business, results of operations and financial condition.

We face exposure to foreign currency exchange rate fluctuations, and if foreign currency exchange rates fluctuate substantially in the future, our results of operations and financial condition, which are reported in U.S. dollars, could be adversely affected.

We conduct our business in countries around the world and a portion of our transactions outside the United States are denominated in currencies other than the U.S. dollar. While we have primarily transacted with customers and vendors in U.S. dollars to date, from time to time we have transacted in foreign currencies for subscriptions to our Unified-CXM platform and may significantly expand the number of transactions with customers that are denominated in foreign currencies in the future. The majority of our international costs are also denominated in local currencies. In addition, our international subsidiaries maintain net assets or liabilities that are denominated in currencies other than the functional operating currencies of these entities. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

We currently do not maintain a program to hedge transactional exposures in foreign currencies, but we may do so in the future. The future use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. There can be no assurance that we will be successful in managing our exposure to currency exchange rate risks, which may adversely affect our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

Our Unified-CXM platform utilizes open source software, which may subject us to litigation, require us to re-engineer our Unified-CXM platform or otherwise divert resources away from our development efforts.

We use open source software in connection with our Unified-CXM platform and products and operations. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code (which may include our modifications or product code into which such open source software has been integrated) on unfavorable terms allowing further modification and redistribution and at no or nominal cost, and we may be subject to such terms. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these open source licenses could be construed in a way that imposes unanticipated conditions or restrictions on our ability to commercialize our products. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose source code that we have decided to maintain as proprietary or that would otherwise breach the terms or fail to meet the conditions of an open source license or third-party contract, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. We could be subject to suits by parties claiming ownership of or demanding release of the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the applicable open source licensing terms or alleging that our use of such software infringes, misappropriates or otherwise violates a third party's intellectual property rights. We may as a result be subject to claims for breach of contract, infringement of intellectual property rights, or indemnity, required to release our proprietary source code, pay damages, royalties, or license fees or other amounts, seek licenses, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of the applicable license could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

Any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand and adversely affect our business, financial condition and results of operations.

Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property. As of January 31, 2024, we owned 38 U.S. issued patents and 10 pending non-provisional or provisional U.S. patent applications. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and internationally, as well as technological measures and contractual provisions, such as confidentiality or license agreements with our employees, customers, partners, and other third parties, to establish and protect our brand, maintain our competitive position and protect our intellectual property rights from infringement, misappropriation or other violation. However, the steps we take to protect our intellectual property rights may be inadequate or ineffective, and our intellectual property may be challenged, invalidated, narrowed in scope or rendered unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating or otherwise violating our intellectual property or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We cannot guarantee that any of our pending applications will issue or be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology.

Additionally, effective trademark, copyright, patent and trade secret protection may not be available in every country in which we conduct business, and we may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in such foreign countries. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights. Failure to comply with applicable procedural, documentary, fee payment and other similar requirements with the United States Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. If this occurs, our competitors might be more successful in their efforts to compete with us. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and registration costs, as well as the costs of defending and enforcing those rights.

We attempt to protect our intellectual property, technology, and confidential information in part through confidentiality, non-disclosure and invention assignment agreements with our employees, consultants, contractors, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf or with whom we share information. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. Moreover, these agreements may not provide an adequate remedy for breaches or the unauthorized use or disclosure of our confidential information or technology or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. There is also a risk that we do not establish an unbroken chain of title from inventors to us. An inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us. Additionally, errors in inventorship or ownership can sometimes also impact priority claims, and if

we were to lose our ability to claim priority for certain patent filings, intervening art or other events may preclude us from issuing patents.

Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak or inadequate. Furthermore, we may not always detect infringement, misappropriation or other violation of our intellectual property rights, and any infringement, misappropriation or other violation of our intellectual property rights, even if successfully detected, prosecuted and enjoined, could be costly to deal with and could harm our business. In addition, there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and competing with our business, and third parties, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property and, in such cases, we may not be able to successfully assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our trade secrets or confidential information or provide an adequate remedy in the event of unauthorized disclosure of our trade secrets or confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, such trade secrets, confidential information and other intellectual property rights. Any of the foregoing could adversely affect our business, results of operations and financial condition.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property portfolio. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related patents, pending patent applications and trademark filings at risk of being invalidated, not issuing or being cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. Despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating, or from successfully challenging, our intellectual property rights. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Our failure to obtain, maintain, protect, defend and enforce our intellectual property rights could adversely affect our brand and business, financial condition and results of operations.

We may face claims by third parties alleging infringement, misappropriation or other violation of their intellectual property, trade secrets or proprietary rights.

There is considerable patent and other intellectual property development activity in our industry and companies in the technology industry frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our future success depends in part on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others. From time to time, we have received and may in the future receive claims from third parties, including our competitors, alleging that our Unified-CXM platform and underlying technology infringe, misappropriate or otherwise violate such third party's intellectual property rights, including their trade secrets, and we may be found to be infringing upon such rights. For example, on February 25, 2022, we agreed to settle all outstanding claims with Opal Labs Inc. ("Opal") with respect to Opal's complaints alleging breach of contract and violation of Oregon's Uniform Trade Secrets Act, among other claims, and, on March 1, 2022, the court dismissed those claims with prejudice. The Company and Opal finalized the settlement on March 15, 2022, and it was paid on March 30, 2022.

As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. It is possible that we may be unsuccessful in such proceedings, resulting in a loss of some portion or all of our patent rights. Any claims or litigation, regardless of their merit, could cause us to incur significant expenses, pay substantial amounts in costs or damages, ongoing royalty or license fees or other payments, or could prevent us from offering all or aspects of our Unified-CXM platform or using certain technologies, require us to re-engineer all or a portion of our Unified-CXM platform, force us to implement expensive workarounds or re-designs, distract management from our business or require that we comply with other unfavorable terms. If any of our technologies, products or services are found to infringe, misappropriate or violate a third party's intellectual property rights, we may seek to obtain a license under such third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us to continue commercializing or using such technologies, products and services. However, we may not be able to obtain such a license on commercially reasonable terms or at all. Even if we were able to obtain a

license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments.

Any litigation also may involve patent holding companies or other adverse patent owners that have no relevant solution revenue, and, therefore, our patent portfolio may provide little or no deterrence, as we would not be able to assert our patents against such entities or individuals. Such "non-practicing entities" and other intellectual property rights holders may attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements. We have in the past and may in the future be requested to and/or obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our technology or intellectual property, with or without merit, could be unpredictable, costly and time-consuming, and divert significant resources and the attention of our management and other employees from our business operations. Such disputes also could disrupt our Unified-CXM platform and products, which would adversely impact our client satisfaction and ability to attract customers. In the case of infringement, misappropriation or other violation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation.

In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We also may be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Indemnity and other provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to such third parties for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or other violation, damages caused by us to property or persons or other liabilities relating to or arising from our Unified-CXM platform or our acts or omissions. We have in the past and may in the future receive indemnification requests from our customers related to such claims. In addition, customers typically require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our Unified-CXM platform. The terms of these contractual provisions often survive termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally attempt to contractually limit the scope of our liability with respect to such obligations, we are not always successful, and we may incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our Unified-CXM platform and harm our business, financial condition and results of operations.

Further, certain of our customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for certain of our solutions in escrow with a third party. Under these source code escrow agreements, our source code may be released to the customer upon the occurrence of specified events, such as in situations of our bankruptcy or insolvency or our failure to support or maintain our solutions. Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our solutions containing that source code and may facilitate intellectual property infringement, misappropriation or other violation claims against us.

Following any such release, we cannot be certain that customers will comply with the restrictions on their use of the source code and we may be unable to monitor and prevent unauthorized disclosure of such source code by customers. Additionally, following any such release, customers may be able to create derivative works based on our source code and may own such derivative works. Any increase in the number of people familiar with our source code as a result of any such release also may increase the risk of a successful hacking attempt. Each of these could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Litigation, Regulatory Compliance and Governmental Matters

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism.

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expenses, hinder the execution of our business and growth strategy and impact the price of our Class A common stock.

In the past, securities class action litigation often has been brought against a company following a decline in the market price of its securities. In addition, stockholder activism, which could take many forms and arise in a variety of situations, has been increasing recently, and new universal proxy rules could significantly lower the cost and further increase the ease and likelihood of stockholder activism. This risk is especially relevant for us because technology companies have experienced significant stock price volatility in recent years. Volatility in our stock price or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs, including significant legal fees and other expenses, and divert our management and board of directors' attention and resources from our business. Additionally, securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with customers and business partners, adversely affect our reputation, and make it more difficult to attract and retain qualified personnel. Our stock price could also be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

We are subject to governmental export and import controls and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the United States Department of Commerce's Export Administration Regulations and various economic and trade sanctions regulations administered by the United States Treasury Department's Office of Foreign Assets Controls. The U.S. export control laws and economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, governments, persons and entities. In addition, we may incorporate encryption technology into certain of our offerings, and encryption offerings and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, and we cannot guarantee that any required authorization will be obtained. If we are found to be in violation of U.S. economic sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. We also may experience other adverse effects, including reputational harm and loss of access to certain markets.

In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our Unified-CXM platform or could limit our customers' ability to access or use our Unified-CXM platform in those countries. Changes in our Unified-CXM platform or future changes in export and import regulations may prevent our customers with international operations from utilizing our Unified-CXM platform globally or, in some cases, prevent the export or import of our Unified-CXM platform to certain countries, governments or persons altogether. Any decreased use of our Unified-CXM platform or limitation on our ability to export or sell our Unified-CXM platform could adversely affect our business, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any advantage. The FCPA, U.K. Bribery Act and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives and agents. In addition to our own sales force, we leverage third parties to sell our products and conduct our business abroad. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of the FCPA, U.K. Bribery Act or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management's attention, a decline

in the market price of our Class A common stock or overall adverse consequences to our reputation and business, all of which may have an adverse effect on our results of operations and financial condition.

Our business could be adversely impacted by changes in laws and regulations related to the Internet or changes in access to the Internet generally.

The future success of our business depends upon the continued use of the Internet as a primary medium for communication, business applications and commerce. Federal or state government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Legislators, regulators or government bodies or agencies also may make legal or regulatory changes or interpret or apply existing laws or regulations that relate to the use of the Internet in new and materially different ways. Changes in these laws, regulations or interpretations could require us to modify our Unified-CXM platform in order to comply with these changes, to incur substantial additional costs or divert resources that could otherwise be deployed to grow our business, or expose us to unanticipated civil or criminal liability, among other things.

In addition, government agencies and private organizations have imposed, and may in the future impose, additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. Internet access is frequently provided by companies that have significant market power and could take actions that degrade, disrupt or increase the cost of our customers' use of our Unified-CXM platform, which could negatively impact our business. In December 2017, the Federal Communications Commission ("FCC"), voted to repeal its "net neutrality" Open Internet rules, effective June 2018. The rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. The FCC's new rules, which took effect on June 11, 2018, repealed the neutrality obligations imposed by the Open Internet rules and granted providers of broadband internet access services greater freedom to make changes to their services, including, potentially, changes that may discriminate against or harm our business. In October 2023, the FCC voted to begin the process of reinstating substantially all of the net neutrality rules that had been in place prior to the 2018 repeal. We cannot predict the actions that the FCC may take, whether any new FCC order or state initiatives regulating providers will be modified, overturned, or vacated by legal action, federal legislation, or the FCC itself, or the degree to which further regulatory action - or inaction - may adversely affect our business. Should the net neutrality rules not be reinstated, we could incur greater operating expenses or our customers' use of our Unified-CXM platform could be adversely affected, either of which could harm our business and results of operations.

These developments could limit the growth of Internet-related commerce or communications generally or result in reductions in the demand for Internet-based platforms and services such as ours, increased costs to us or the disruption of our business. In addition, as the Internet continues to experience growth in the numbers of users, frequency of use and amount of data transmitted, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by data security and privacy issues, and the Internet has experienced a variety of outages and other degradations as a result of damage to portions of its infrastructure. If the use of the Internet generally, or our Unified-CXM platform specifically, is adversely affected by these or other issues, we could be forced to incur substantial costs, demand for our Unified-CXM platform could decline and our results of operations and financial condition could be harmed.

Risks Related to Privacy, Information Technology and Cybersecurity

Interruptions in availability or suboptimal performance associated with our technology and infrastructure may adversely affect our business, results of operations and financial condition.

We seek to maintain the integrity and availability of our products and confidentiality of our confidential information through certain controls, such as business continuity and disaster recovery plans, redundant designs of operational systems and processes, training and availability of key employees, contractual and technical assurances by our third-party service providers to maintain their services to us, regular tests and audits of critical systems and plans, capacity planning for current and future system and process needs, enterprise risk management, and periodic review of our plans. Notwithstanding these efforts, we cannot ensure that our systems or those of our third-party partners are not or will not be vulnerable to disruptions from natural or man-made disasters or other security incidents. We are exposed to threats and resulting risks that may result in a significant disruption of our ability to deliver our products to our customers.

Our continued growth, brand, reputation and ability to attract and retain customers depend in part on the ability of our customers to access our Unified-CXM platform at any time and within an acceptable amount of time. Our Unified-CXM platform is proprietary, and we are dependent on the expertise and efforts of members of our engineering, operations and software development teams for its continued performance. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our Unified-CXM platform concurrently and denial of service attacks or other security-related incidents. Frequent or persistent interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services. Additionally, our insurance policies may be insufficient to cover a claim made against us by any such customers affected by any

errors, defects or other infrastructure problems. In some instances, we may not be able to rectify, remediate or even identify the cause or causes of these performance issues within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our Unified-CXM platform becomes more complex and our user traffic increases. If our Unified-CXM platform is unavailable or if users are unable to access our Unified-CXM platform within a reasonable amount of time, or at all, our business, results of operations and financial condition would be adversely affected. Moreover, some of our customer agreements include performance guarantees and service-level standards that obligate us to provide credits or termination rights in the event of a significant disruption in the functioning of our Unified-CXM platform.

To the extent that we do not effectively address capacity constraints, upgrade our systems and data centers as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology or an increased user base, we may experience service interruptions and performance issues, which may result in a disruption of our products, delay the development of new products and features, result in a loss of current and future revenue, result in negative publicity and harm to our reputation, require us to pay significant penalties or fines or subject us to litigation, claims or other disputes, any of which could have an adverse effect on our business, results of operations and financial condition.

We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation or mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (which we collectively refer to as "process") proprietary and confidential data, including personal data, intellectual property, and trade secrets, of ours or our customers (collectively, "confidential information"). Additionally, our customers can utilize our Unified-CXM platform to process confidential information of their employees, customers, partners and other individuals. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of confidential information by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws (such as Section 5 of the Federal Trade Commission Act), and other laws, including wiretapping laws. For example, various privacy laws and other obligations may require us to obtain consents to process personal data in certain circumstances. For example, some of our data processing practices may be challenged under wiretapping laws, as we obtain customer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. Our inability or failure to do so could result in adverse consequences, including class action litigation and mass arbitration demands. In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. These state laws also allow for statutory fines for noncompliance. For example, under the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, "CCPA") noncompliance may carry fines of up to $7,500 per intentional violation; the CCPA also allows for a private right of action for certain data breaches. These laws, as well as other laws or regulations relating to data privacy and security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, may result in further uncertainty with respect to data privacy and security issues, and will require us to incur additional resource, costs and expenses in an effort to comply. The enactment of such laws has prompted similar legislative developments in other states, which could create the potential for a patchwork of overlapping but different state laws, as certain state laws may be more stringent, broader in scope or offer greater individual rights with respect to personal data than federal, foreign or other state laws, which may complicate compliance efforts. The federal government is also considering comprehensive privacy legislation.

In addition, as we continue to expand our business activities, we are accessing additional types and greater volumes of potentially confidential information that may subject us to additional privacy and security laws and obligations. For example, in certain limited instances, we may agree with specific customers to permit the exchange of protected health information through certain approved platform components. Our access to protected health information for specific agreed use cases on behalf of those customers that are covered entities and therefore subject to the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, "HIPAA"), may subject us to HIPAA's specific requirements relating to the privacy, security, and transmission of protected health information. To the extent that we become subject to HIPAA, our failure to comply could result in significant penalties. Additionally, to the extent that additional customers with whom we did not agree to permit the exchange of protected health information through our platforms in their capacity as covered entities nonetheless provide such information in violation of their contractual obligations with us, we could also be subject to additional

compliance risks. Similar privacy, security, and transmission obligations may apply to us outside the United States if we process health information and other categories of confidential information and our failure to comply could result in significant penalties.

As another example, we process an increasing amount of credit card data, and we have entered contractual relationships requiring us to comply with the Payment Card Industry Data Security Standard ("PCI DSS"). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI-DSS can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and revenue losses.

Outside of the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. Some examples of these laws include the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR" and, together with EU GDPR, "GDPR"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018), China's Personal Information Protection Law, India's Digital Personal Data Protection Act, and Japan's Protection of Personal Information. These laws all impose strict requirements for processing personal data. For example, noncompliance with the EU GDPR carries fines of up to the greater of €20 million or 4% of global annual turnover (and under the UK GDPR, up to the greater of £17.5 million or 4% of global annual turnover) and can result in data processing bans, other administrative penalties and litigation brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, together with associated damage to our reputation.

Europe and other jurisdictions have enacted laws requiring data to be localized in some limited circumstances or limiting the transfer of personal data to other countries. In particular, European and other data protection laws, including the GDPR, restrict the ability of companies to transfer personal data to the United States and other countries, and there are rigorous restrictions regarding transfers of personal data from China. Other jurisdictions may also adopt stringent data localization and cross-border data transfer requirements and, in some circumstances, these may be requirements outside of the scope of privacy law, including industry-specific or national security requirements. Although there are currently various mechanisms that may be used to enable the transfer of personal data from the European Economic Area ("EEA") and UK to the United States in compliance with the law, such as the EU-US Data Privacy Framework and the UK extension thereto (to which we are an active participant) and the EU's standard contractual clauses, these mechanisms are subject to legal challenges, and there is no continued assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States or other countries with "inadequate" data protection regimes without the potential for future challenge. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions, outside of the origin territory, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the prohibition on further transfers, the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups.

We may also become subject to new laws in the EEA that regulate cybersecurity and non-personal data, such as the European Data Act. Depending on how these laws are interpreted, we may have to adapt our business practices and products to comply with such obligations.

UK and EEA data privacy regulations in relation to electronic communications also require opt-in consent to send marketing emails or other electronic communications to individuals or for the use of cookies and the data obtained using cookies and similar technologies for advertising, analytics and certain other purposes – activities on which our products and marketing strategies rely. Enforcement of these requirements has increased, and a new regulation proposed in the European Union, known as the ePrivacy Regulation, makes these requirements, as well as requirements around tracking technologies, such as cookies, more stringent and increases the penalties for violating them. Such restrictions could increase our exposure to regulatory enforcement action, increase our compliance costs, and adversely affect our business.

We sometimes rely on data obtained from third-party data suppliers, and the sale of data to third parties has become subject to increased regulatory scrutiny. Therefore, obtaining information from third parties carries risk to us as a data purchaser. Regulators are increasingly scrutinizing the activities of third-party data suppliers, as well as those using the data from those third parties, and laws in the United States (including the CCPA and California Delete Act) and other jurisdictions, such as Europe (including GDPR and the ePrivacy Directive), are likewise regulating such activity. These laws pose additional, material compliance risks to such suppliers, and these suppliers may not be able to supply us with personal data in compliance with these laws. Such laws may make it difficult for our suppliers to provide the data as the costs associated with the data materially increase. For example, some data suppliers are required to register as data brokers under California, Vermont, Texas and Oregon law and file reports with regulators, which exposes them to increased scrutiny. Additionally, the California Delete Act requires the California Privacy Protection Agency to establish by January 1, 2026 a mechanism to allow California consumers to submit a single, verifiable request to delete all of their personal data held by all registered data brokers and their service providers. Moreover, third-party data suppliers have recently been subject to increased

litigation under various claims of violating certain state privacy laws. These laws and challenges may make it so difficult for our suppliers to provide data to us that the costs associated with the data materially increase or may materially decrease the availability of data that our data suppliers can provide us. In addition, we may face compliance risks and limitations on our ability to use certain data provided by our third-party suppliers if those suppliers have not complied with applicable privacy laws, provided appropriate notice to data subjects, obtained necessary consents, or established a legal basis for the transfer and processing of the data by us, or if there are restrictions in their terms of use of which we are not aware.

In addition to data privacy and security laws, our contractual obligations relating to data privacy and security have become increasingly stringent due to changes in data privacy and security and the expansion of our service offerings. For example, certain data privacy and security laws, such as the GDPR and the CCPA, require us to impose specific contractual restrictions on our service providers.

Moreover, we are certified or assessed to be compliant with UK Cyberessentials, System and Organization Controls ("SOC") 1, SOC 2, SOC 3, ISO 27001, PCI-DSS 3.2, HIPAA (under Statements on Standards for Attestation Engagements ("SSAE") 21 reporting), and maintain a Federal Risk and Authorizations Management Program ("FedRAMP") LI-SaaS Authority to Operate ("ATO"). If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business.

Furthermore, we make numerous statements in our privacy policies and terms of service, through our certifications to certain industry standards and in our marketing materials that describe the security and privacy practices of our Unified-CXM platform, including detailed descriptions of security measures we employ. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Our privacy policies and other statements regarding data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Should any of these statements prove to be untrue or be perceived as untrue, even though circumstances beyond our reasonable control, we may face litigation, disputes, claims, investigations, inquiries or other proceedings including, without limitation, by the U.S. Federal Trade Commission, federal, state and foreign regulators, our customers and private litigants, which could adversely affect our business, reputation, results of operations and financial condition.

Business partners and other third parties with a strong influence on how consumers interact with our products, such as Apple, Google, Meta, Microsoft, and Mozilla, may create new privacy controls or restrictions on their products and platforms, limiting the effectiveness of our services. With obligations relating to data privacy and security changing and imposing new and stringent obligations, and with some uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so.

Additionally, if the third parties we work with, including our vendors or third-party service providers, violate applicable laws, rules or regulations or our policies, such violations also may put our or our customers' data at risk and could in turn have an adverse effect on our business. Any failure or perceived failure by us or our third party partners to comply with our data privacy or security obligations to customers or other third parties, or any of our other legal obligations relating to data privacy or security, may result in governmental investigations or inquiries (which have occurred in the past and may occur in the future), enforcement actions, litigation and mass arbitration demands, disputes or other claims, indemnification requests, restrictions on providing our services, claims or public statements against us by privacy advocacy groups or others, adverse press and widespread negative publicity, reputational damage, significant liability or fines and the loss of the trust of our customers, any of which could have a material adverse effect on our business, results of operations and financial condition. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

The cost of compliance with, and other burdens imposed by, laws, rules, regulations and other obligations relating to data privacy and security applicable to the businesses of our customers may adversely affect our customers' ability and willingness to process personal data from their employees, customers and partners, which could limit the use, effectiveness and adoption of our Unified-CXM platform and reduce overall demand. Furthermore, the uncertain and shifting regulatory environment, as well as changes in consumer expectations concerning data privacy may cause concerns regarding data privacy and may cause our data vendors, customers or our customers' customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption, effectiveness or use of our applications.

If we or the third parties upon which we rely experience a cybersecurity breach or other security incident or unauthorized parties otherwise obtain access to our customers' data, our data or our Unified-CXM platform, our Unified-CXM platform may be perceived as not being secure, our reputation may be harmed, demand for our Unified-CXM platform may be reduced and we may incur significant liabilities.

In the ordinary course of our business, we process confidential information. Use of our Unified-CXM platform also involves processing our customers' information, including personal data regarding their customers, employees or other individuals. Cyberattacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our confidential information, are prevalent and continue to increase in frequency, intensity and sophistication. Further, these threats are becoming increasingly difficult to detect and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized crime threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

We and the third parties upon which we rely may be subject to a variety of evolving threats, including, but not limited to, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), volumetric or application-level denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, misconfiguration, software or hardware failures, access deprovisioning failures, loss of data or other information technology assets, attacks enhanced or facilitated by AI. In particular, ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Adware, telecommunications failures, earthquakes, fires, floods, adverse weather events, and man-made disasters may also impact the availability of our systems and operations.

Furthermore, our services are critical to the internal processes of a large number of companies worldwide and, as a result, if our products are compromised, a significant number or, in some instances, all of our customers and their data could be simultaneously affected, which could cause serious disruption and harm. The potential liability and associated consequences we could suffer as a result could be significant.

Our remote workforce poses increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including while working from home, while in transit, and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. We may also discover security issues that were not identified during due diligence of such acquired or integrated entities, and it may be difficult to integrate other companies into our information technology environment and security program.

We rely upon third parties and third-party technologies to operate critical business systems to process confidential information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, and other functions. While we require the third parties upon which we rely to process confidential information on our behalf to meet certain security requirements and give contractual commitments to us regarding their data processing activities, our ability to monitor these third parties' information security practices is limited, and despite such assurance and commitments, these third parties may not have, or may not continue to have, adequate information security measures in place. If the third parties upon which we rely experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if these third parties fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages or protect our reputation, or we may be unable to recover any such awarded damages. Moreover, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or in the third parties' upon which we rely supply chains have not been compromised or that they do not contain exploitable vulnerabilities, defects or bugs that could result in a breach of or disruption to our information technology systems (including our products and services) or the third-party information technology systems that support us and our services.

Additionally, the reliability and continuous availability of our platform is critical to our success. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware, software, and products, and those of the third parties upon which we rely). However, our information systems may contain errors, defects, security vulnerabilities, or software bugs that are difficult to detect and correct, and some of these may pose a significant risk to our business and ability to provide our products and services, particularly when such vulnerabilities are first introduced or when new versions or enhancements of our platform are released. We have not always been able in the past and may be unable in the future to detect and remediate all such vulnerabilities in

our information systems including on a timely basis. Despite our efforts to identify and remediate vulnerabilities and related unauthorized access in our information technology systems (including our products), our efforts may not be successful. Further, in some cases, these vulnerabilities may require immediate attention, but we may still experience delays in developing and deploying remedial measures designed to address any such vulnerabilities. Even if we have issued or otherwise made patches or information for vulnerabilities in our information systems, our customers may be unwilling or unable to deploy such patches and use such information effectively and in a timely manner. Vulnerabilities could be exploited and result in a security incident.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our confidential information. A security incident or other interruption could disrupt our ability (and that of third parties upon which we rely) to provide our Unified-CXM platform and our services. We may expend significant resources or modify our business activities to try to protect against security incidents. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have in the past and may in the future be subject to attempted or successful cybersecurity attacks by third parties seeking unauthorized access to our or our customers' confidential information or to disrupt our ability to provide our Unified-CXM platform.

Our data privacy and security obligations under applicable laws and our customer agreements may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and confidential information.

We operate our products for the benefit of our customers who have documented responsibilities to maintain certain security controls, such as provisioning and deprovisioning users, in their respective environments without oversight or control by us. Our customers may weaken or incorrectly configure security controls provided by us to maintain the security of their environments, resulting in a loss of confidentiality or integrity of such customer's data or processes. Such an event also may result in a compromise to our information technology systems or a security incident, or public disclosures and negative publicity for us and such customer, which may have a negative impact on our ability to achieve our corporate goals and could adversely affect our business, reputation, results of operations and financial condition. Such an event may also result in a compromise to our information technology systems or a security incident.

Applicable data privacy and security obligations, both legally and contractually, may require us to notify relevant stakeholders of security incidents. Such notifications are costly, and the notifications or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon which we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing confidential information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may prevent or cause customers to stop using our Unified-CXM platform, deter new customers from using our Unified-CXM platform, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Risks Related to Tax and Accounting Matters

Our results of operations may be harmed if we are required to collect sales, value-added, goods and services or other similar taxes for subscriptions to our products and services in jurisdictions in which we have not historically done so.

Sales tax, value-added tax ("VAT"), goods and services tax ("GST"), and other similar transaction tax laws and rates differ greatly by jurisdiction and are subject to varying interpretations that may change over time. The application of these tax laws to services provided electronically is evolving. In particular, the applicability of sales taxes to our products and services in various jurisdictions is unclear.

Furthermore, an increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. The Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al ("Wayfair"), that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state or "economic nexus." In response to Wayfair, or for other reasons, states or local governments have adopted and begun to enforce, and other states or local

governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. Similarly, many non-U.S. jurisdictions have considered or adopted laws that impose VAT, digital service, or similar taxes, on companies despite not having a physical presence in the non-U.S. jurisdiction.

We collect sales tax, VAT or similar transaction taxes in a number of jurisdictions. It is possible, however, that we could face sales tax, VAT, GST or similar tax audits and that our liability for these taxes could exceed our estimates if state, local, and non-U.S. tax authorities assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those authorities. We also could be subject to audits in state, local and non-U.S. jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states, localities or non-U.S. jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. Such tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through subsidiaries and are subject to income taxes as well as non-income-based taxes, such as payroll, value-added, goods and services and other local taxes in various jurisdictions. Our domestic and international tax liabilities are subject to rules regarding the calculation of taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

Changes in tax law (including tax rates) could affect our future results of operations. Due to the expansion of our international business activity, any such changes could increase our worldwide effective tax rate and adversely affect our business, results of operations and financial condition. For example, recent legislation in the United States, commonly referred to as the Inflation Reduction Act, enacts a minimum tax equal to 15 percent of the adjusted financial statement income of certain large U.S. corporations, as well as a one percent excise tax on stock repurchases imposed on public corporations making such repurchases. It is possible that the Inflation Reduction Act could increase our tax liability. The current or future U.S. presidential administration could propose or enact changes to U.S. tax laws that we cannot currently predict and that could materially affect our business, results of operations and financial condition. Additionally, the Organization for Economic Co-operation and Development ("OECD") has released guidance covering various topics, including transfer pricing, country-by-country reporting and definitional changes to permanent establishment that could ultimately impact our tax liabilities as countries adopt the OECD's guidance.

We are subject to tax examinations of our tax returns by the Internal Revenue Service (the "IRS"), and other domestic and foreign tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations and financial condition.

We are, and expect to continue to be, subject to audit by the IRS and other tax authorities in various domestic and foreign jurisdictions. As a result, we have received, and may in the future receive, assessments in multiple jurisdictions on various tax-related matters. Taxing authorities also have challenged, and may in the future challenge, our tax positions and methodologies on various matters. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. The calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies are accurate or that the outcomes of ongoing and future tax examinations will not have an adverse effect on our results of operations and financial condition.

Our ability to use our net operating losses and other tax assets to offset future taxable income or tax liability be subject to certain limitations.

We have U.S. federal and state net operating loss ("NOL") carryforwards as a result of prior period losses, some of which, if not utilized, may expire. Certain of our federal NOLs will begin to expire in fiscal year 2032 and our state NOLs began to expire in fiscal year 2023. If these net operating loss carryforwards expire unused, they will be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change," its ability to use its pre-change net operating loss carryforwards and other tax attributes to offset its post-change taxable income or tax liability may be limited. Such an "ownership change" generally occurs if there is a greater than 50 percentage point change (by value) in our equity ownership by one or more stockholders or groups of stockholders who own at least 5% of our stock over a three-year period. We have experienced ownership changes in the past and may experience ownership changes in the

future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset U.S. federal and state taxable income or tax liability may be subject to limitations, which could potentially result in increased future tax liability to us. Furthermore, under the current U.S. federal tax laws, the amount of net operating loss carryforwards from tax years beginning after December 31, 2017 that we are permitted to use in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself. Under current U.S. federal tax laws, net operating losses generally are not permitted to be carried back to prior taxable years. There is also a risk that, due to regulatory changes, such as suspensions of the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Risks Related to Being a Public Company, Ownership of Our Class A Common Stock and Other General Risks

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may fluctuate or decline substantially depending on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance, including:

- price and volume fluctuations in the overall stock market from time to time;

- announcements of new products, solutions or technologies, commercial relationships, acquisitions or other events by us or our competitors;

- changes in how enterprises perceive the benefits of our Unified-CXM platform and products;

- departures of key personnel;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- fluctuations in the trading volume of our shares or the size of our public float;

- sales of large blocks of our common stock;

- market manipulation, including coordinated buying or selling activities;

- actual or anticipated changes or fluctuations in our results of operations;

- whether our results of operations meet the expectations of securities analysts or investors;

- changes in actual or future expectations of investors or securities analysts;

- actual or perceived significant data breach involving our Unified-CXM platform;

- litigation involving us, our industry or both;

- governmental or regulatory actions or audits;

- regulatory developments in the United States, foreign countries or both;

- general economic, political and market conditions and overall fluctuations in the financial markets in the United States and abroad, including as a result of recent bank closures, public health crises or geographical tensions and wars, such as the Russia-Ukraine war and the Israel-Hamas war (including any escalation or geographical expansion of these conflicts); and

- "flash crashes," "freeze flashes" or other glitches that disrupt trading on the securities exchange on which we are listed.

The market for technology stocks and the stock market in general have recently experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including our own. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may continue to negatively impact investor confidence and the market price of equity securities, including our Class A common stock. In the past, following periods of volatility in the trading price of a company's securities, securities class action litigation has often been brought against that company. If the market price of our Class A common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business. This could have an adverse effect on our business, results of operations and financial condition.

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with our executive officers and directors and their affiliates, limiting your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. The holders of our Class B common stock as of January 31, 2024 beneficially held approximately 44.6% of our outstanding capital stock, but controlled approximately 89.0% of the voting power of our outstanding capital stock. Therefore, the holders of Class B common stock have control over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of us or our assets, for the foreseeable future.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than a majority of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Our directors, executive officers and their respective affiliates are able to exert significant control over us, which limits your ability to influence the outcome of important transactions, including a change of control.

As of January 31, 2024, our directors, executive officers and their respective affiliates beneficially owned, in the aggregate, approximately 98.0% of our Class B common stock, and controlled approximately 88.8% of the voting power of our outstanding capital stock. As a result, our directors, executive officers and their respective affiliates, if acting together, are able to determine or significantly influence all matters requiring stockholder approval, including the elections of directors, amendments of our organizational documents and approval of any merger, sale of assets or other major corporate transaction.

These stockholders may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risk to holders of our Class A common stock or that may not be aligned to the interest of holders of our Class A common stock, including decisions to delay, prevent or discourage acquisition proposals or other offers for our capital stock that you may feel are in your best interest as a stockholder and ultimately could deprive you of an opportunity to receive a premium for your Class A common stock as part of a sale of our company, which in turn might adversely affect the market price of our common stock.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value. Share repurchases could also increase the volatility of the trading price of our common stock and could diminish our cash reserves.

Our board of directors has approved a share repurchase program to repurchase up to $200 million of our Class A common stock through December 31, 2024 in open market purchases at prevailing market prices or in negotiated transactions off the market, including, without limitation, accelerated share repurchase transactions, collared accelerated share repurchase transactions, volume weighted average purchase prepaid forward transactions and similar arrangements (the "2024 repurchase program"). Although our board of directors has authorized the 2024 repurchase program, it does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The actual timing, manner, price and total amount of future repurchases will depend on a variety of factors, including business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, restrictions under the terms of loan agreements and other considerations. The 2024 repurchase program may be modified, suspended, or terminated at any time, and we cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The 2024 repurchase program could affect the trading price of our stock and increase volatility, and any announcement of a termination of this program may result in a decrease in the trading price of our stock. In addition, the 2024 repurchase program could diminish our cash and cash equivalents and marketable securities.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing standards of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In addition, pursuant to Section 404 of the Sarbanes Oxley-Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to furnish a report on, among other things, the effectiveness of our internal control over financial reporting, and we are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting have been and may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any

failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting also could cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, the market price of our common shares could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, results of operations and financial condition and could cause a decline in the market price of our Class A common stock.

Unstable market and economic conditions and catastrophic events may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates, disruptions in access to bank deposits or lending commitments due to bank failures and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the Russia-Ukraine war has also added to, and the Israel-Hamas war and related regional tensions may add to, the extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. In addition, rising inflation and other macroeconomic pressures in the U.S. and the global economy could exacerbate extreme volatility in the global capital markets and heighten unstable market conditions. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets continue to deteriorate, including as a result of recent bank closures, public health crises, or political unrest, war or a global or domestic recession or the fear thereof, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation also could increase our customers' operating costs, which could result in reduced marketing budgets for our customers and potentially less demand for our platform. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition. To the extent that these weak economic conditions cause our existing customers or potential customers to reduce their budget for Unified-CXM solutions or to perceive spending on such systems as discretionary, demand for our Unified-CXM platform may be adversely affected. Moreover, customers and potential customers may require extended billing terms and other financial concessions, which would limit our ability to grow our business and adversely affect our business, results of operations and financial condition.

In the event of a catastrophic event, including a natural disaster such as an earthquake, hurricane, fire, flood, tsunami or tornado, or other catastrophic event such as power loss, market manipulation, civil unrest, supply chain disruptions, armed conflict, computer or telecommunications failure, cybersecurity issues, human error, improper operation, unauthorized entry, break-ins, sabotage, intentional acts of vandalism and similar misconduct, war, terrorist attack or incident of mass violence in any geography where our operations or data centers are located or where certain other systems and applications that we rely on are hosted, we may be unable to continue our operations and may endure significant system degradations, disruptions, destruction of critical assets, reputational harm, delays in our application development, breaches of data security and loss of critical data, all of which could have an adverse effect on our future results of operations. We also rely on our employees and key personnel to meet the demands of our customers and run our day-to-day operations. In the event of a catastrophic event, the functionality of our employees could be negatively impacted, which could have an adverse effect on our business, financial condition and results of operations. In addition, natural disasters, cybersecurity attacks, market manipulations, supply chain disruptions, acts of terrorism or other catastrophic events could cause disruptions in our or our customers' businesses, national economies or the world economy as a whole.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- vacancies on our board of directors may be filled only by our board of directors and not by stockholders;

- our board of directors is classified into three classes of directors with staggered three-year terms;

- our stockholders may only take action at a meeting of stockholders and may not take action by written consent for any matter;

- a special meeting of our stockholders may only be called by a majority of our board of directors, the chairperson of our board of directors or our Chief Executive Officer;

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

- our amended and restated certificate of incorporation does not provide for cumulative voting;

- our amended and restated certificate of incorporation will allow stockholders to remove directors only for cause;

- certain amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least 66 2/3% of our then-outstanding common stock;

- authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued by our board of directors, without further action by our stockholders; and

- certain litigation against us can only be brought in Delaware.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions also could discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and also could affect the price that some investors are willing to pay for our Class A common stock.

Our charter documents designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts are the exclusive forum for claims under the Securities Act, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for the following types of actions and proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the exclusive-forum provision in our charter documents to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and customer data ("Information Systems and Data").

Our information security and enterprise risk management function, led by our Chief Information Security Officer ("CISO") and Chief Compliance Officer ("CCO"), helps identify, assess and manage the Company's cybersecurity threats and risks, including through the use of the Company's information security risk register. The information security function helps to identify, assess, and mitigate risks from cybersecurity threats by monitoring and evaluating the relevant threat environment and the Company's security risk posture using various methods including, for example deploying manual and automated tools in certain environments and systems, subscribing to reports and services that identify certain cybersecurity threats, analyzing reports of certain cybersecurity threats and actors, conducting manual and automated scans of certain environments, evaluating our industry's risk profile, evaluating certain threats reported to us, coordinating with law enforcement concerning certain threats, conducting internal audits and threat assessments in certain environments and systems, conducting vulnerability assessments in certain environments and systems, and engaging third parties to assist with tabletop incident response exercises.

Depending on the results of the assessments and the sensitivity of the respective environments and systems, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, incident response plan, vulnerability management standard, disaster recovery and business continuity plans, risk assessments, encryption of certain data, segregation of certain data, network security and access controls in certain environments, asset management, systems monitoring in certain systems, vendor risk management program, employee training, penetration testing, and cybersecurity insurance.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. Cybersecurity risk is identified in our risk register, and our information security function works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example professional services firms (including legal counsel), cybersecurity management consultants, cybersecurity software providers, penetration testing firms, and forensic investigators. We also use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, and supply chain resources. We have a vendor management standard and underlying processes to manage cybersecurity risks associated with our use of these providers. The processes include risk assessments, security documentation reviews, and review of security questionnaires for certain vendors and security audits of certain vendors. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under "Part I. Item 1A. Risk Factors" in this Form 10-K, including *"If we or the third parties upon which we rely experience a cybersecurity breach or other security incident or unauthorized parties otherwise obtain access to our customers' data, our data or our Unified-CXM platform, our Unified-CXM platform may be perceived as not being secure, our reputation may be harmed, demand for our Unified-CXM platform may be reduced and we may incur significant liabilities."*

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The board of directors' audit committee is responsible for overseeing our cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of management, including our CISO, Chief Compliance Officer and General Counsel. Our CISO, who reports to our General Counsel and has the primary responsibility for our cybersecurity risk assessment and management processes, has over a decade of experience as CISO for public companies, as well as in U.S. government security compliance, architecture and design, and systems and standards development.

Our CISO is responsible for hiring appropriate personnel, managing the security budget, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, providing security and

security-related risk guidance to leadership relating to product management, development, and operations, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our incident response and crisis communications plans are designed to escalate certain cybersecurity incidents to members of the crisis management team depending on the circumstances, which includes our CISO, Chief Compliance Officer, General Counsel, corporate communications team and executive leadership as needed.   This group works with our incident response team to help triage, contain, remediate, and recover from cybersecurity incidents of which they are notified. In addition, our incident response and crisis management plans include reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives periodic reports from the CISO concerning any significant cybersecurity threats and risks and the processes we have implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties

Our principal executive offices are located in New York, NY, USA where we lease approximately 14,000 square feet of office space under a lease that expires in June 2024. We have other domestic offices, including in Austin and San Francisco, and international offices, including in Brazil, England, France, Germany, India, Japan, Singapore, Spain, and United Arab Emirates. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Item 3. Legal Proceedings

From time to time, we are party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows, or financial position. We are not aware of any legal proceedings that we believe could have, individually or in the aggregate, a material adverse effect on our business, results of operations, cash flows or financial position.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock has been listed on the New York Stock Exchange under the symbol "CXM" since June 23, 2021. There currently is no established public trading market for our Class B common stock, but each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and is automatically converted upon sale or transfer into one share of Class A common stock.

Holders of Record

As of January 31, 2024, there were 389 and 472 stockholders of record of our Class A and Class B common stock, respectively. We believe that a substantially greater number of beneficial owners hold shares through brokers, banks and other nominees.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Stock Performance Graph

The graph below shows the cumulative total return to our stockholders between June 23, 2021 (the first day on which our Class A common stock traded on the New York Stock Exchange) through January 31, 2024 in comparison to the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes (i) that $100 was invested in each of our Class A common stock, the S&P 500 Index, and the S&P 500 Information Technology Index at their respective closing prices on June 23, 2021 and (ii) reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.


Comparison of Cumulative Total Return
Assumes Initial Investment of $100
$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
06/23/21
07/31/21
10/31/21
01/31/22
4/30/22
7/31/22
10/31/22
1/31/23
4/30/23
7/31/23
10/31/23
1/31/24
Sprinklr, Inc.
S&P 500
S&P 500 Information Technology

The above performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any of our filings under the Exchange Act or the Securities Act.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

The following table sets forth information concerning our company's purchase of its Class A common stock during the three months ended January 31, 2024:

	Total Number of Shares Purchased[1]	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
	(in thousands)			*(in thousands)*
November 1, 2023 through November 30, 2023	—	$ —	—	$ —
December 1, 2023 through December 31, 2023	—	$ —	—	$ —
January 1, 2024 through January 31, 2024	2,400	$ 12.31	2,400	$ 70,419

[1] On January 4, 2024, we announced that our board of directors had approved a program to periodically repurchase up to $100 million of our Class A common stock in open market purchases, including through Rule 10b5-1 plans (the "2024 Share Repurchase Program"). The 2024 Share Repurchase Program expires December 31, 2024. For additional information related to share repurchases, see Note 11, *Stockholders' Equity*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements" of this Form 10-K.

[2] Average price paid per share includes direct acquisition costs.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note Regarding Forward-Looking Statements" in this Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

This section of our Form 10-K discusses our financial condition and results of operations for the fiscal years ended January 31, 2024, 2023, and 2022 and year-to-year comparisons between fiscal 2024 and fiscal 2023. Year-to-year comparisons between fiscal 2023 and fiscal 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Form 10-K for the fiscal year ended January 31, 2023, filed on April 3, 2023.

Overview

Sprinklr empowers the world's largest and most loved brands to make their customers happier.

We do this with a new category of enterprise software – Unified Customer Experience Management ("Unified-CXM") – that enables every customer-facing function across the front office, from Customer Service to Marketing, to collaborate across internal silos, communicate across digital channels, and leverage a complete suite of capabilities to deliver better, more human customer experiences at scale – all on one unified, AI-powered platform.

Our Unified-CXM platform utilizes an architecture purpose-built for managing Customer Experience Management ("CXM") data and is powered by proprietary AI, collaborative workflow, seamless automation, broad-based listening and customer-led governance to help enterprises analyze massive amounts of unstructured and structured data.

We generate revenue from the sale of subscriptions to our Unified-CXM platform and related professional services. Our platform includes products that are licensed on a per-user basis as well as products that are licensed based on different tiers of volume.

We believe that our Unified-CXM platform is highly effective for organizations of all sizes, and we have a highly diverse group of customers across a broad array of industries and geographies. We focus primarily on selling our platform to large global enterprises, as we believe that we have significant competitive advantages attracting and serving such organizations given their complex needs and the broad capabilities our platform offers.

Our customers include global enterprises across a broad array of industries and geographies, as well as marketing agencies and government departments along with non-profit and educational institutions. Our customers are located in over 80 countries, and our AI-powered CXM platform recognizes over 150 languages. As of January 31, 2024, we had 1,735 customers spanning organizations of a broad range of sizes and industries, including more than 60% of the Fortune 100 companies, compared to 1,428 customers as of January 31, 2023. We define our large customers as customers with greater than or equal to $1.0 million in subscription revenue on a trailing 12-month basis, as of the period presented. As of January 31, 2024, we had 126 large customers compared to 108 as of January 31, 2023.

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

RPO and cRPO

Remaining Performance Obligation ("RPO") represents contracted revenue that had not yet been recognized and includes deferred revenue and amounts that will be invoiced and recognized in future periods. Current RPO ("cRPO") represents contracted revenue that has not yet been recognized and includes deferred revenue and amounts that will be invoiced and recognized in the next 12 months. As of January 31, 2024, our RPO was $966.6 million and our cRPO was $587.0 million. As of January 31, 2023, our RPO was $719.5 million and our cRPO was $485.2 million.

Net Dollar Expansion Rate

We believe that net dollar expansion rate ("NDE") is an indicator of the value that our platform delivers to customers. We calculate NDE to measure our ability to retain and expand subscription revenue from our existing customers. NDE compares our subscription revenue from the same set of customers across comparable periods and reflects customer renewals, expansion, contraction and churn. We calculate NDE by dividing (i) subscription revenue in the trailing 12-month period from those customers who were on our platform during the most recent prior 12-month period by (ii) subscription revenue from the same customers in the preceding prior 12-month period. This calculation is net of upsells, contraction, cancellation or expansion during the period but excludes subscription revenue from new customers. Our NDE, on a trailing 12-month basis, was 117.7% and 123.9% for the 12-month periods ending January 31, 2024 and 2023, respectively. The decrease year-over-year was driven by a combination of elevated churn exacerbated by the macroeconomic environment during fiscal 2024.

Macroeconomic Considerations

Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including the COVID-19 pandemic, rising inflation, the U.S. Federal Reserve raising interest rates, recent bank closures, and the Russia-Ukraine and Israel-Hamas wars (including any escalation or geographical expansion of these conflicts), have led to economic uncertainty globally. Historically, during periods of economic uncertainty and downturns, businesses may slow spending on information technology, which may impact our business and our customers' businesses. While we have experienced growing inflationary pressures on the cost of wages, rent, and data, the net result of inflationary impacts and our efforts to mitigate these impacts have not been material to us during the periods included in this report.

The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled "Risk Factors" included in Part I, Item 1A of this Form 10-K and the Annual Report on Form 10-K for the fiscal year ended January 31, 2023.

Components of Results of Operations

Revenue

We generate revenue from the sale of subscriptions to our Unified-CXM cloud-based software platform and related professional services.

Subscription revenue consists primarily of fees from customers accessing our proprietary Unified-CXM platform, as well as related support services. Subscription revenue is generally recognized ratably over the related contract term beginning on the commencement date of each contract, which is generally the date our service is made available to customers. Our subscriptions typically have a term of one to three years. Historically, we have experienced seasonality in our sales cycle, as a large percentage of our customers make their purchases in the fourth quarter of a given fiscal year and pay us in the first quarter of the subsequent year. This seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the applicable subscription agreement.

Professional services revenue consists of fees associated with providing services that assist our customers with the configuration and optimization of our Unified-CXM software. These fees also include managed services fees where our consultants work as part of our customers' teams to help leverage the subscription services to execute on their customer experience management goals and enablement services, which consist of initial design, configuration and education services.

Costs of Revenue

Costs of Subscription Revenue

Costs of subscription revenue consists primarily of costs to host our software platform, data costs, including cost of third-party data utilized in our platform, personnel-related expenses for our subscription and support operations personnel, including salaries, benefits, bonuses, stock-based compensation, professional fees, software costs, travel expenses, the amortization of our capitalized internal-use software and allocated overhead expenses, including facilities costs for our subscription and support operations. We expect that costs of subscription revenue will increase in absolute dollars as we expand our customer base and make continued investments in our cloud infrastructure and support organization.

Costs of Professional Services Revenue

Costs of professional services revenue consists primarily of personnel-related expenses for our professional services personnel, professional fees, software costs, subcontractor costs, travel expenses and allocated overhead expenses, including facilities costs, for our professional services organization. We expect that our costs of professional services revenue will increase in absolute dollars as we expand our customer base.

Gross Profit and Gross Margin

Gross profit is total revenue less total costs of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that gross profit and gross margin will continue to be affected by various factors, including our pricing, our mix of revenues and the costs required to deliver those revenues.

Our gross margin on subscription revenue is significantly higher than our gross margin on professional services revenue, and as a result our gross margin may vary from period to period if our mix of revenue or costs of revenue fluctuates. In addition, because personnel-related expenses represent the largest component in costs of professional services revenue, we may experience changes in our professional services gross margin due to the timing of delivery of those services. We expect that our gross margin may vary from period to period and increase modestly in the long term.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses.

Research and Development Expense

Research and development expense consists primarily of costs relating to the maintenance, continued development and enhancement of our cloud-based software platform and includes personnel-related expense for our research and development organization, professional fees, travel expenses and allocated overhead expenses, including facilities costs. Research and development expenses are expensed as incurred, except for internal-use software development costs that qualify for capitalization. We expect research and development expense to increase in absolute dollars as we continue to invest in enhancing and expanding the capabilities of our Unified-CXM platform.

Sales and Marketing Expense

Sales and marketing expense consists primarily of personnel-related expenses for our sales and marketing organization, professional fees, software costs, advertising, marketing, promotional and brand awareness activities, travel expenses and allocated overhead expense, including facilities costs. Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer and are deferred and amortized on a straight-line basis over the expected period of benefit. We expect sales and marketing expense to increase in absolute dollars as we continue to drive the growth of our business. We continue to optimize our sales and marketing expense and seek efficiencies in our investments.

General and Administrative Expense

General and administrative expense includes personnel costs associated with administrative services, such as legal, human resources, information technology, accounting, and finance functions, as well as professional fees, software costs, travel expenses and allocated overhead expense, including facilities costs and any corporate overhead expenses not allocated to other expense categories.

We expect our general and administrative expense to increase in absolute dollars as we continue to grow our business. We also anticipate that we will incur additional costs for employees and third-party consulting services, which may cause our general and administrative expense to fluctuate as a percentage of revenue from period to period.

Other Income (Expense), Net

Other income (expense), net, consists of interest income on invested cash and cash equivalents and marketable securities, interest expense, foreign currency transaction gains and losses and other expenses and gains.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to foreign and U.S. jurisdictions in which we conduct business. Our annual estimated effective tax rate differed from the U.S. federal statutory rate primarily due to a full valuation allowance related to our U.S. deferred tax assets, partially offset by U.S. current state taxes and foreign tax rate differential on non-U.S. income and discrete items relating to releases of valuation allowances in certain foreign jurisdictions.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

(in thousands)	Year Ended January 31,					
	2024		**2023**		**2022**	
Revenue:						
Subscription	$	668,541	$	548,649	$	427,713
Professional services		63,819		69,541		64,681
Total revenue		732,360		618,190		492,394
Costs of revenue:						
Costs of subscription [1]		116,032		102,276		89,896
Costs of professional services [1]		63,369		61,449		57,655
Total costs of revenue		179,401		163,725		147,551
Gross profit		552,959		454,465		344,843
Operating expense:						
Research and development [1]		91,292		76,658		60,591
Sales and marketing [1]		321,849		336,719		286,963
General and administrative [1]		105,873		92,312		84,759
Litigation settlement		—		—		12,000
Total operating expense		519,014		505,689		444,313
Operating income (loss)		33,945		(51,224)		(99,470)
Other income (expense), net		26,577		3,756		(5,084)
Income (loss) before provision for income taxes		60,522		(47,468)		(104,554)
Provision for income taxes		9,119		8,274		6,916
Net income (loss)	$	51,403	$	(55,742)	$	(111,470)

[1] Includes stock-based compensation expense, net of amounts capitalized, as follows:

(in thousands)	Year Ended January 31,					
	2024		**2023**		**2022**	
Costs of subscription	$	1,130	$	1,528	$	1,794
Costs of professional services		1,450		2,249		2,448
Research and development		11,566		10,678		6,417
Sales and marketing		24,477		26,651		19,929
General and administrative		17,134		14,411		19,543
Stock-based compensation expense, net of amounts capitalized	$	55,757	$	55,517	$	50,131

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue [1]:

	Year Ended January 31,		
	2024	**2023**	**2022**
Revenue:			
Subscription	91 %	89 %	87 %
Professional services	9 %	11 %	13 %
Total revenue	100 %	100 %	100 %
Costs of revenue:			
Costs of subscription	16 %	17 %	18 %
Costs of professional services	9 %	10 %	12 %
Total costs of revenue	24 %	26 %	30 %
Operating expense:			
Research and development	12 %	12 %	12 %
Sales and marketing	44 %	54 %	58 %
General and administrative	14 %	15 %	17 %
Litigation settlement	0 %	0 %	2 %
Total operating expense	71 %	82 %	88 %
Operating income (loss)	5 %	(8)%	(20)%
Other income (expense), net	4 %	1 %	(1)%
Income (loss) before provision for income taxes	8 %	(8)%	(21)%
Provision for income taxes	1 %	1 %	1 %
Net income (loss)	7 %	(9)%	(23)%

[1] Totals may not foot due to rounding.

Comparison of Fiscal Years Ended January 31, 2024 and 2023

Revenue

| (in thousands) | Year Ended January 31, | | $ Change | % Change |
	2024	2023		
Subscription	$ 668,541	$ 548,649	$ 119,892	22 %
Professional services	63,819	69,541	(5,722)	(8)%
Total revenue	$ 732,360	$ 618,190	$ 114,170	18 %

The increase in subscription revenue was primarily due to (i) an increase in revenue from existing customers driven by the purchase of additional quantities of current subscription solutions and additional add-on solutions within our platform and (ii) an increase in demand for our solutions from new customers.

The decrease in professional services revenue was primarily due to decreases in implementation and managed services performed in the year ended January 31, 2024 compared to the prior year period.

Costs of Revenue and Gross Margin

| (in thousands) | Year Ended January 31, | | $ Change | % Change |
	2024	2023		
Costs of subscription revenue	$ 116,032	$ 102,276	$ 13,756	13 %
Costs of professional services revenue	63,369	61,449	1,920	3 %
Total costs of revenue	$ 179,401	$ 163,725	$ 15,676	10 %
Gross margin - subscription	*83 %*	*81 %*		
Gross margin - professional services	*1 %*	*12 %*		

The increase in costs of subscription revenue was primarily due to (i) higher costs related to third-party cloud infrastructure necessary to meet our increased customer demand, which included a $10.3 million increase in our data and hosting costs and (ii) a $3.6 million increase in the amortization of capitalized research and development costs.

The increase in costs of professional services revenue was partially due to (i) higher personnel-related costs of $2.7 million resulting from an increase in headcount, (ii) increased travel and entertainment expenses of $0.8 million and (iii) an increase in rent and facilities-related costs of $0.7 million. These increases were partially offset by a $2.6 million decline in subcontractor costs.

Gross margin for subscription increased by 2 percentage points, primarily driven by the growth in subscription revenue. Gross margin for professional services decreased by 11 percentage points as we increased our investment in CCaaS service delivery personnel in fiscal 2024 to support future growth in our CCaaS solutions.

Research and Development Expense

| (in thousands) | Year Ended January 31, | | $ Change | % Change |
	2024	2023		
Research and development	$ 91,292	$ 76,658	$ 14,634	19 %
% of revenue	*12 %*	*12 %*		

The increase in research and development expense was primarily due to (i) a $11.3 million increase in research and development personnel-related costs resulting from an increase in headcount of research and development employees as we continue to add to and enhance our product and (ii) a $1.8 million increase in rent and facilities-related costs.

Sales and Marketing Expense

(in thousands)	Year Ended January 31, 2024	2023	$ Change	% Change
Sales and marketing	$ 321,849	$ 336,719	$ (14,870)	(4)%
% of revenue	*44 %*	*54 %*		

The decrease in sales and marketing expense was primarily due to (i) a $15.1 million decline in personnel costs as a result of lower headcount and (ii) a $1.6 million reduction in recruiting fees. These decreases were partially offset by a $3.4 million increase in costs associated with trade shows and other events.

General and Administrative Expense

(in thousands)	Year Ended January 31, 2024	2023	$ Change	% Change
General and administrative	$ 105,873	$ 92,312	$ 13,561	15 %
% of revenue	*14 %*	*15 %*		

The increase in general and administrative expense was primarily due to (i) $5.9 million in bad debt expense, largely related to one customer, as well as an overall increase in accounts receivable, (ii) an increase of $3.9 million associated with personnel-related costs driven by increased stock compensation expense primarily related to new grants during fiscal year 2024 and (iii) an increase of $2.0 million related to consulting and professional fees.

Other Income (Expense), Net

(in thousands)	Year Ended January 31, 2024	2023	$ Change	% Change
Other income, net	$ 26,577	$ 3,756	$ 22,821	608 %
% of revenue	*4 %*	*1 %*		

The increase in other income, net was primarily attributable to a $22.0 million increase in interest income from our money market and short-term investment accounts as a result of higher interest rates and higher average balances in our money market and short-term investment accounts.

Provision for Income Taxes

(in thousands)	Year Ended January 31, 2024	2023	$ Change	% Change
Provision for income taxes	$ 9,119	$ 8,274	$ 845	10 %
% of revenue	*1 %*	*1 %*		

The increase in the tax provision for the year ended January 31, 2024 compared to the year ended January 31, 2023 was primarily related to an increase in foreign tax provisions of approximately $4.0 million relating to higher taxable income in our non-US jurisdictions, offset by a $3.3 million release of the valuation allowance in certain foreign subsidiaries.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe that the following non-GAAP financial measures associated with our consolidated statement of operations are useful in evaluating our operating performance:

- Non-GAAP gross profit and non-GAAP gross margin

- Non-GAAP operating income (loss) and non-GAAP operating margin; and

- Non-GAAP net income (loss) and non-GAAP net income (loss) per share

We define these non-GAAP financial measures as the respective U.S. GAAP measures, excluding, as applicable, stock-based compensation expense-related charges, charges on litigation settlements, and amortization of acquired intangible assets. We believe that it is useful to exclude stock-based compensation expense-related charges and amortization of acquired intangible assets in order to better understand the long-term performance of our core business and to facilitate comparison of our results to those of peer companies over multiple periods. We also exclude charges on litigation settlements that are considered to be non-ordinary course as we do not consider such losses to be indicative of our core business. In periods of net loss, we calculate non-GAAP net income (loss) per share by using non-GAAP net income (loss) divided by basic weighted average shares for the period regardless of whether we are in a non-GAAP net income or (loss) position and assuming that all potentially dilutive securities are anti-dilutive.

In addition, we believe that free cash flow is also a useful non-GAAP financial measure. Free cash flow is defined as net cash provided by (used in) operating activities less cash used for purchases of property and equipment and capitalized internal-use software. We believe that free cash flow is a useful indicator of liquidity as it measures our ability to generate cash, or our need to access additional sources of cash, to fund operations and investments. We expect our free cash flow to fluctuate in future periods with changes in our operating expenses and as we continue to invest in our growth. We typically experience higher billings in the fourth quarter compared to other quarters and experience higher collections of accounts receivable in the first half of the year, which results in a decrease in accounts receivable in the first half of the year.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with U.S. GAAP.

A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP:

(in thousands)		Year Ended January 31,				
		2024		**2023**		**2022**
Non-GAAP gross profit and non-GAAP gross margin:						
U.S. GAAP gross profit	$	552,959	$	454,465	$	344,843
Stock-based compensation expense and related charges [1]		2,625		3,861		4,355
Non-GAAP gross profit	$	555,584	$	458,326	$	349,198
Gross margin		76 %		74 %		70 %
Non-GAAP gross margin		76 %		74 %		71 %
Non-GAAP operating income (loss):						
U.S. GAAP operating income (loss):	$	33,945	$	(51,224)	$	(99,470)
Stock-based compensation expense and related charges [2]		57,902		56,704		51,552
Litigation settlement [3]		—		—		12,000
Amortization of acquired intangible assets		200		475		412
Non-GAAP operating income (loss)	$	92,047	$	5,955	$	(35,506)
Operating margin		5 %		(8)%		(20)%
Non-GAAP operating margin		13 %		1 %		(7)%

[1] Employer payroll tax related to stock-based compensation for the years ended January 31, 2024, 2023, and 2022 was immaterial as to the impact to gross profit.

[2] Includes $2.1 million, $1.2 million and $1.4 million of employer payroll tax related to stock-based compensation expense for the years ended January 31, 2024, 2023 and 2022, respectively.

[3] On February 25, 2022, we and Opal agreed to settle all outstanding claims with respect to Opal's complaints alleging breach of contract and violation of Oregon's Uniform Trade Secrets Act, among other claims. The settlement amount was recorded as a one-time operating expense charge in fiscal year 2022, which was paid in fiscal year 2023.

	Year Ended January 31,								
	2024			**2023**			**2022**		
	(in thousands)	Per Share-Basic	Per Share-Diluted	(in thousands)	Per Share-Basic	Per Share-Diluted	(in thousands)	Per Share-Basic	Per Share-Diluted
Non-GAAP net income reconciliation to net income (loss)									
Net income (loss)	$ 51,403	$ 0.19	$ 0.18	$ (55,742)	$ (0.21)	$ (0.21)	$ (111,470)	$ (0.57)	$ (0.57)
Add:									
Stock-based compensation expense-related charges	57,902	0.22	0.20	56,704	0.22	0.22	51,552	0.26	0.26
Litigation settlement	—	0.00	0.00	—	0.00	0.00	12,000	0.07	0.07
Amortization of acquired intangible assets	200	0.00	0.00	475	0.00	0.00	412	0.00	0.00
Total additions, net	58,102	0.22	0.20	57,179	0.22	0.22	63,964	0.33	0.33
Non-GAAP net income (loss)	$ 109,505	$ 0.41	$ 0.38	$ 1,437	$ 0.01	$ 0.01	$ (47,506)	$ (0.24)	$ (0.24)
Weighted-average shares outstanding used in computing net income (loss) per share, basic	269,974			259,530			195,020		
Weighted average shares outstanding used in computing net income (loss) per share, diluted	287,093			259,530			195,020		

(in thousands)		Year Ended January 31,				
		2024		**2023**		**2022**
Free cash flow:						
Net cash (used in) provided by operating activities	$	71,465	$	26,660	$	(32,922)
Purchases of property and equipment		(8,548)		(6,091)		(6,148)
Capitalized internal-use software		(11,777)		(10,358)		(6,258)
Free cash flow	$	51,140	$	10,211	$	(45,328)

Liquidity and Capital Resources

Overview

As of January 31, 2024, our principal sources of liquidity were $164.0 million of cash and cash equivalents and $498.5 million of highly liquid marketable securities. We believe that our existing cash and cash equivalents, marketable securities and cash from operations will be sufficient to meet our working capital needs, capital expenditures and financing obligations for at least the next 12 months and over the long-term. The majority of our cash is held in the United States and we do not anticipate a need to repatriate cash held outside of the United States. Further, it is our intent to indefinitely reinvest these funds outside the United States, and, therefore, we have not provided for any United States income taxes.

Letters of Credit and Restricted Cash

In April 2023, we terminated our credit facility with Silicon Valley Bank ("SVB"), while keeping our existing letters of credit in lieu of deposits on certain leases. As we no longer have a credit facility with SVB, we were required to collateralize these letters of credit with cash, totaling approximately $1.3 million, which we therefore have classified within restricted cash. Due to its long-term nature, this restricted cash is recorded within other non-current assets on the consolidated balance sheets.

During 2023, we entered into cash collateral agreements with J.P. Morgan Bank in lieu of a credit facility, through which approximately $5.4 million is outstanding as of January 31, 2024. Due to its long-term nature, this restricted cash is recorded within other non-current assets on the consolidated balance sheets.

Material Cash Requirements

Our expected material cash requirements consist of contractually obligated expenditures. We have agreements in place with data and service providers that require us to make certain minimum guaranteed purchase commitments through fiscal year 2028, which totaled $131.1 million as of January 31, 2024, of which $69.5 million is due within twelve months. We had no material changes to these purchase commitments during fiscal 2024. In addition, we lease certain office facilities under operating lease arrangements that expire on various dates through fiscal year 2029. Refer to Note 9, Leases, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements" of this Form 10-K for a discussion of our leases. In August 2023, we signed a 10-year lease for a new corporate headquarters in New York, NY, which has not yet commenced. The annual lease payments will be approximately $2.6 million once the lease commences.

On January 8, 2024, we entered into the 2024 Share Repurchase Program, whereby we may repurchase up to $100 million of Class A common stock. During the year ended January 31, 2024 we repurchased approximately 2.4 million shares of our Class A common stock for a cost of $29.6 million. As of January 31, 2024, the remaining amount authorized for share repurchase under the 2024 Share Repurchase Program was $70.4 million. Between February 1, 2024 and March 22, 2024, we purchased an additional 2,041,729 shares of Class A common stock for a cost of $26.0 million. For additional information regarding the 2024 Share Repurchase Program, see "Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and Note 11, Stockholders' Equity, to our Consolidated Financial Statements included in "Part II, Item 8, Financial Statements" of this Form 10-K.

Future Funding Requirements

Our future capital requirements will depend on many factors, including our growth rate, the expansion of our direct sales force, strategic relationships and international operations, the timing and extent of spending to support research and development efforts and the continuing market acceptance of our solutions. We historically have expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies and businesses. We may finance such acquisitions using cash, debt, stock or a combination of the foregoing; however, we have used cash and stock as consideration for substantially all of our historical business acquisitions. We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility, and may from time to time elect to raise capital through the issuance of additional equity or the incurrence of debt. Sales of additional equity could result in dilution to our stockholders. If we raise funds by borrowing from third parties, the terms of those financing arrangements would

require us to incur interest expense and may include negative covenants or other restrictions on our business that could impair our operating flexibility. We can provide no assurance that financing will be available at all or, if available, that we would be able to obtain financing on terms favorable to us. If we are unable to raise additional capital when needed, we would be required to curtail our operating activities and capital expenditures, and our business operating results and financial condition would be adversely affected.

Cash Flows

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended January 31,		
(in thousands)	2024	2023	2022
Net cash provided by (used in) operating activities	$ 71,465	$ 26,660	$ (32,922)
Net cash used in investing activities	$ (110,570)	$ (193,494)	$ (15,650)
Net cash provided by financing activities	$ 24,086	$ 34,971	$ 303,132

Our net income (loss) and cash flows provided by (used in) operating activities are influenced significantly by our investments in headcount to support growth and in costs of revenue to deliver our services. In fiscal year 2024, our shift into net income was the result of our increased subscription revenue and related billings and increased interest income from our marketable securities, as well as the amount of non-cash charges that we incur. Non-cash charges primarily include depreciation and amortization, amortization/ accretion on marketable securities, stock-based compensation, and non-cash lease expense. Our largest source of operating cash is cash collections from customers using our Unified-CXM platform and related services. Our primary uses of cash from operating activities are for employee-related costs, costs to deliver our revenue and marketing expenses.

We expect our free cash flow to fluctuate in future periods with changes in our operating expenses and as we continue to invest in our growth. We typically experience higher billings in the fourth quarter compared to other quarters, primarily due to higher renewal activity, and experience higher collections of accounts receivable in the first half of the year, which results in a decrease in accounts receivable in the first half of the year.

Operating Activities

For the fiscal year 2024, cash provided by operating activities was $71.5 million, which consisted of net income of $51.4 million, adjusted for non-cash expenses of $65.9 million and $45.8 million of net cash flows used as a result of changes in operating assets and liabilities. The $45.8 million of net cash flows used as a result of changes in our operating assets and liabilities reflected a (i) $68.7 million increase in accounts receivable due to increased billings and the timing of invoices billed, (ii) a $25.6 million increase in other non-current assets driven by an increase in capitalized commissions, and (iii) an $8.0 million decrease in operating lease liabilities due to ongoing payments for leased properties. These decreases to cash flows from operations were partially offset by (i) a $49.8 million increase in deferred revenue resulting primarily from increased billings for subscriptions, (ii) a $8.7 million decrease in prepaid expenses and other current assets driven by larger prepaid contracts in the prior fiscal year, and (iii) a $3.3 million increase in accounts payable largely due to an overall increase in spend and the timing of payments due.

For the fiscal year 2023, cash provided by operating activities was $26.7 million resulting from net loss of $55.7 million offset by net non-cash expenses of $75.7 million and $6.7 million net cash flow provided as a result of changes in operating assets and liabilities. The $6.7 million of net cash flows provided as a result of changes in operating assets and liabilities reflected (i) a $41.5 million increase in deferred revenue resulting primarily from increased billings for subscriptions, (ii) a $29.1 million decrease in prepaid expenses and other current assets driven by larger prepaid contracts in the prior fiscal year, (iii) a $14.5 million increase in accounts payable largely due to the timing of payments due, and (iv) a $6.7 million increase in accrued expenses and other current liabilities. These changes were partially offset by (i) a $44.8 million increase in accounts receivable due to increased billings, (ii) a $24.4 million increase in other non-current assets driven by an increase in capitalized commissions, and (iii) the $12.0 million litigation settlement paid in March 2022.

For the fiscal year 2022, cash used in operating activities was $32.9 million resulting from net loss of $111.5 million offset by non-cash expenses of $72.2 million and $6.3 million net cash flow provided as a result of changes in operating assets and liabilities. The $6.3 million of net cash flows used as a result of changes in our operating assets and liabilities reflected a $43.4 million increase in deferred revenue resulting primarily from increased billings for subscriptions and a $25.5 million increase in accrued expenses and other current liabilities, partially offset by a $47.1 million increase in accounts receivable due to increased billings and a $6.8 million increase in other non-current assets.

Investing Activities

For the fiscal year 2024, net cash used in investing activities was $110.6 million and primarily consisted of $604.6 million of purchases of marketable securities, partially offset by $514.4 million of sales and maturities of marketable securities.

For the fiscal year 2023, net cash used in investing activities was $193.5 million and primarily consisted of $816.7 million of purchases of marketable securities, partially offset by $639.7 million of sales and maturities of marketable securities.

For the fiscal year 2022, net cash used in investing activities was $15.7 million and consisted of $267.8 million of purchases of marketable securities, $6.3 million in capitalized internal-use software costs, $6.1 million in capital expenditures, and $3.6 million of cash paid to acquire a privately held company. These cash outflows were largely offset by $268.2 million of sales and maturities of marketable securities.

Financing Activities

For the fiscal year 2024, net cash provided by financing activities was $24.1 million, which consisted of proceeds from the exercise of stock options of $43.3 million and proceeds from the purchases of stock under our ESPP of $7.4 million, partially offset by payments for the repurchase of Class A common shares of $26.7 million.

For the fiscal year 2023, cash provided by financing activities was $35.0 million, which consisted of proceeds from the exercise of stock options of $24.7 million and proceeds from the purchase of stock under our ESPP of $10.2 million.

For the fiscal year 2022, cash provided by financing activities was $303.1 million, which consisted of proceeds from our IPO of $276.0 million, after deducting underwriting discounts and commissions and other offering expenses, proceeds from the exercise of stock options of $20.1 million, and proceeds from the purchase of stock under our ESPP of $7.1 million.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

Critical accounting estimates are those estimates that, in accordance with GAAP, involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our consolidated financial statements. Management has determined that our most critical accounting estimates are those relating to revenue recognition and stock-based compensation expense, including historical common stock valuations and performance-based award valuations. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

Our significant accounting policies are more fully described in Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements" of this Form 10-K.

Revenue Recognition

At times, revenue recognition requires judgment, especially for our arrangements that include multiple performance obligations, or deliverables, such as arrangements that include promises to transfer multiple subscription services, premium support, professional services and managed services. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require judgment.

Subscription services are distinct as such offerings are often sold separately. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date and the contractual dependence of the service on the customer's satisfaction with the professional services work. To date, we have concluded that professional services included in contracts with multiple performance obligations are generally distinct.

The determination of standalone selling price ("SSP") for each distinct performance obligation requires judgement. We rarely sell our enterprise cloud software products and services as readily observable standalone sales, so we are required to estimate the SSP for each performance obligation. In the determination of the SSP, we may use information that includes contractually stated prices, size of the arrangement, list prices and other observable inputs. Based on these results, the estimated SSP is set for each distinct product or service delivered to customers. As our go-to-market strategies evolve, we may modify our pricing strategies in the future, which could result in changes to SSP.

There were no material changes in the estimates or assumptions used to recognize revenue during the year ended January 31, 2024.

Stock-Based Compensation

We measure and record the expense related to stock-based awards based upon the fair value at the date of grant. We estimate the grant date fair value of each common stock option using the Black-Scholes Merton method, which requires the input of subjective assumptions and management's best estimates. The assumptions used, including (i) fair value of the underlying common stock, (ii) expected volatility, (iii) expected term, (iv) risk-free interest rate and (v) dividend yield, and how they are estimated is detailed within Note 12, *Stock-Based Compensation*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements" of this Form 10-K.

Historical Common Stock Valuations

For all periods prior to the IPO, the fair values of our common stock were determined by our board of directors, with input from management and taking into account our most recent valuations from an independent third-party valuation specialist. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; our financial condition and operating results, including our levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; recent secondary stock sales and a tender offer and the lack of marketability of our common stock. Valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Guide, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*.

Performance-Based Award Valuations

For awards granted that vest upon the achievement of certain performance conditions and market conditions, we estimated the grant date fair value of these units using a Monte Carlo Simulation. The simulation modeled multiple stock price paths in order to estimate the grant date fair value of those with market conditions . Once the performance conditions were deemed probable, stock-based compensation recognition began and was recognized over the derived service period produced by the model, unless otherwise accelerated as noted within Note 12, *Stock-Based Compensation*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements" of this Form 10-K. For those awards with market conditions, stock-based compensation will be recognized regardless of if the market targets were achieved. However, if the grantee does not continue their employment through the derived service period, all related stock-based compensation for that individual was reversed in the period of termination.

Recent Accounting Pronouncements

Refer to Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements" of this Form 10-K for more information regarding recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The functional currency of our foreign subsidiaries is generally their respective local currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound Sterling, Euro, Indian Rupee, Japanese Yen and Brazilian Real. Impacts to our operations from changes in foreign currency have been fairly limited to date and thus we have not instituted a hedging program. We expect our international operations to continue to grow in the near term and we will monitor our foreign currency exposure to determine when we should begin a hedging program. A majority of our agreements have been and we expect will continue to be denominated in U.S. dollars. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have had a material effect on operating results for fiscal 2024, 2023 and 2022.

Interest Rate Sensitivity

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of January 31, 2024, we had $164.0 million of cash and cash equivalents, which consisted primarily of bank deposits and money market funds and $498.5 million of highly liquid marketable securities. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of our interest income have not been significant. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates would not have had a material effect on operating results for fiscal 2024, 2023 and 2022.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Sprinklr, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sprinklr, Inc. and subsidiaries (the Company) as of January 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Notes 2 and 9 to the consolidated financial statements, the Company has changed its method of accounting for leases as of February 1, 2022 due to the adoption of Accounting Standards Update 2016-02, *Leases (Topic 842)*.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over costs to obtain customer contracts

As discussed in Note 3 to the consolidated financial statements, costs to obtain customer contracts, including commissions earned, that are considered incremental and recoverable are capitalized and amortized on a straight-line basis over the anticipated period of benefit. Capitalized costs to obtain customer contracts as of January 31, 2024 were $135.8 million.

We identified the evaluation of the sufficiency of audit evidence over costs to obtain customer contracts as a critical audit matter. Specifically, determining the nature and extent of audit evidence necessary over commissions earned, including those capitalized as costs to obtain customer contracts, required subjective auditor judgment due to the volume of commission plans and number of inputs used in calculating the commissions earned, and the number of information technology (IT) systems involved in the process.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to costs to obtain customer contracts, including commissions earned. We involved IT professionals with specialized skills and knowledge who assisted in testing certain IT applications used by the Company in the costs to obtain customer contracts process. In addition, for a sample of commissions earned during the year, we:

- recalculated the amount earned based on the terms of the relevant underlying commission plan
- compared the amount earned to the actual commission payment
- assessed whether the commissions earned were considered incremental and recoverable costs of obtaining customer contracts and that they were properly recorded.

In addition, we evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed, including appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2015.

New York, New York
March 28, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Sprinklr, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sprinklr, Inc. and subsidiaries' (the Company) internal control over financial reporting as of January 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
March 28, 2024

SPRINKLR, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

		January 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	164,024	$	188,387
Marketable securities		498,531		390,239
Accounts receivable, net of allowance of $5.3 million and $3.2 million, respectively		267,731		205,038
Prepaid expenses and other current assets		70,690		78,865
Total current assets		1,000,976		862,529
Property and equipment, net		32,176		22,885
Goodwill and other intangible assets		50,145		50,349
Operating lease right-of-use assets		31,058		15,725
Other non-current assets		108,755		73,503
Total assets	$	1,223,110	$	1,024,991
Liabilities and stockholders' equity				
Liabilities				
Current liabilities:				
Accounts payable	$	34,691	$	30,101
Accrued expenses and other current liabilities		93,187		97,524
Operating lease liabilities, current		5,730		7,134
Deferred revenue		374,552		324,140
Total current liabilities		508,160		458,899
Deferred revenue, non-current		506		1,371
Deferred tax liability, non-current		1,474		1,289
Operating lease liabilities, non-current		27,562		9,633
Other liabilities, non-current		5,704		4,467
Total liabilities		543,406		475,659
Commitments and contingencies (Note 10)				
Stockholders' equity				
Class A common stock, $0.00003 par value, 2,000,000,000 shares authorized; 151,136,870 and 119,477,713 shares issued and outstanding as of January 31, 2024 and 2023, respectively		4		3
Class B common stock, $0.00003 par value, 310,000,000 shares authorized; 122,128,581 and 144,263,658 shares issued and outstanding as of January 31, 2024 and 2023, respectively		4		6
Treasury stock, at cost, 14,130,784 and 14,130,784 shares as of January 31, 2024 and 2023, respectively		(23,831)		(23,831)
Additional paid-in capital		1,182,150		1,074,149
Accumulated other comprehensive loss		(3,836)		(4,384)
Accumulated deficit		(474,787)		(496,611)
Total stockholders' equity		679,704		549,332
Total liabilities and stockholders' equity	$	1,223,110	$	1,024,991

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended January 31,		
	2024	**2023**	**2022**
Revenue:			
Subscription	$ 668,541	$ 548,649	$ 427,713
Professional services	63,819	69,541	64,681
Total revenue	732,360	618,190	492,394
Costs of revenue:			
Costs of subscription	116,032	102,276	89,896
Costs of professional services	63,369	61,449	57,655
Total costs of revenue	179,401	163,725	147,551
Gross profit	552,959	454,465	344,843
Operating expense:			
Research and development	91,292	76,658	60,591
Sales and marketing	321,849	336,719	286,963
General and administrative	105,873	92,312	84,759
Litigation settlement	—	—	12,000
Total operating expense	519,014	505,689	444,313
Operating income (loss)	33,945	(51,224)	(99,470)
Other income (expense), net	26,577	3,756	(5,084)
Income (loss) before provision for income taxes	60,522	(47,468)	(104,554)
Provision for income taxes	9,119	8,274	6,916
Net income (loss)	$ 51,403	$ (55,742)	$ (111,470)
Net income (loss) per share, basic	$ 0.19	$ (0.21)	$ (0.57)
Weighted average shares used in computing net income (loss) per share, basic	269,974	259,530	195,020
Net income (loss) per share, diluted	$ 0.18	$ (0.21)	$ (0.57)
Weighted average shares used in computing net income (loss) per share, diluted	287,093	259,530	195,020

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended January 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 51,403	$ (55,742)	$ (111,470)
Foreign currency translation adjustments	(490)	(3,078)	(1,390)
Unrealized gains (losses) on investments, net of tax	1,038	(486)	(217)
Total comprehensive income (loss), net of tax	$ 51,951	$ (59,306)	$ (113,077)

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Convertible Preferred Stock		Class A and Class B Common Stock		Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount			
Balance at January 31, 2021	120,903	$424,992	—	$ —	95,456	$ 4	$ 122,061	14,131	$ (23,831)	$ 787	$ (330,160)	$ 193,853
Issuance of Class A common stock upon initial public offering, net of underwriting discounts and issuance costs	—	—	18,288	—	—	—	275,973	—	—	—	—	275,973
Conversion of convertible preferred stock to common stock upon initial public offering	(120,903)	(424,992)	120,903	4	—	—	424,988	—	—	—	—	—
Conversion of senior subordinated secured convertible notes	—	—	9,694	—	—	—	82,114	—	—	—	—	82,114
Stock-based compensation - equity classified awards	—	—	—	—	—	—	49,827	—	—	—	—	49,827
Reclassification of common stock to Class B common stock	—	—	103,045	4	(103,045)	(4)	—	—	—	—	—	—
Exercise of stock options and release of vested restricted stock units	—	—	1,999	—	7,589	—	20,054	—	—	—	—	20,054
Net exercise of common stock warrants	—	—	230	—	—	—	—	—	—	—	—	—
Issuance of common stock under deferred stock compensation plan	—	—	1,770	—	—	—	—	—	—	—	—	—
Issuance of common shares upon ESPP purchase	—	—	552	—	—	—	7,105	—	—	—	—	7,105
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1,607)	—	(1,607)
Net loss	—	—	—	—	—	—	—	—	—	—	(111,470)	(111,470)
Balance at January 31, 2022	—	$ —	256,481	$ 8	—	$ —	$ 982,122	14,131	$ (23,831)	$ (820)	$ (441,630)	$ 515,849
Adjustment to retained earnings for CECL adoption	—	—	—	—	—	—	—	—	—	—	761	761
Stock-based compensation - equity classified awards	—	—	—	—	—	—	57,057	—	—	—	—	57,057
Exercise of stock options and vesting of RSUs	—	—	6,014	—	—	—	24,740	—	—	—	—	24,740
Issuance of common shares upon ESPP purchases	—	—	1,259	1	—	—	10,230	—	—	—	—	10,231
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(3,564)	—	(3,564)
Other adjustments	—	—	(13)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(55,742)	(55,742)
Balance at January 31, 2023	—	$ —	263,741	$ 9	—	$ —	$ 1,074,149	14,131	$ (23,831)	$ (4,384)	$ (496,611)	$ 549,332

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Convertible Preferred Stock		Class A and Class B Common Stock		Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount			
Balance at January 31, 2023	—	$ —	263,741	$ 9	—	$ —	$ 1,074,149	14,131	$ (23,831)	$ (4,384)	$ (496,611)	$ 549,332
Stock-based compensation - equity classified awards	—	—	—	—	—	—	57,230	—	—	—	—	57,230
Exercise of stock options and release of vested restricted stock units	—	—	10,948	—	—	—	43,333	—	—	—	—	43,333
Issuance of common shares upon ESPP purchase	—	—	976	—	—	—	7,437	—	—	—	—	7,437
Common stock repurchased and retired	—	—	(2,400)	—	—	—	—	—	—	—	(29,579)	(29,579)
Other adjustment	—	—	—	(1)	—	—	1	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—	548	—	548
Net income	—	—	—	—	—	—	—	—	—	—	51,403	51,403
Balance at January 31, 2024	—	$ —	273,265	$ 8	—	$ —	$ 1,182,150	14,131	$ (23,831)	$ (3,836)	$ (474,787)	$ 679,704

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands)

		Year Ended January 31,				
		2024		**2023**		**2022**
Cash flow from operating activities:						
Net income (loss)	$	51,403	$	(55,742)	$	(111,470)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation and amortization expense		15,466		12,051		8,058
Bad debt expense		5,906		4,079		(186)
Stock-based compensation, net of amounts capitalized		55,757		55,517		50,131
Litigation settlement		—		—		12,000
Non-cash interest paid in kind and discount amortization		—		—		3,266
Non-cash lease expense		8,352		6,588		—
Deferred income taxes		(2,668)		166		235
Net amortization/accretion on marketable securities		(17,009)		(2,697)		(1,281)
Other non-cash items, net		107		—		9
Changes in operating assets and liabilities:						
Accounts receivable		(68,709)		(44,751)		(47,094)
Prepaid expenses and other current assets		8,675		29,092		(8,220)
Other non-current assets		(25,577)		(24,376)		(6,764)
Accounts payable		3,325		14,463		(1,095)
Operating lease liabilities		(8,019)		(6,342)		—
Accrued expenses and other current liabilities		(6,515)		6,688		25,510
Litigation settlement		—		(12,000)		—
Deferred revenue		49,813		41,465		43,404
Other liabilities		1,158		2,459		575
Net cash provided by (used in) operating activities		71,465		26,660		(32,922)
Cash flow from investing activities:						
Purchases of marketable securities		(604,648)		(816,708)		(267,826)
Proceeds from sales and maturities of marketable securities		514,403		639,663		268,207
Purchases of property and equipment		(8,548)		(6,091)		(6,148)
Capitalized internal-use software		(11,777)		(10,358)		(6,258)
Acquisitions, net of cash acquired		—		—		(3,625)
Net cash used in investing activities		(110,570)		(193,494)		(15,650)
Cash flow from financing activities:						
Proceeds from issuance of common stock upon initial public offering, net of underwriting discounts, commissions and other offering costs		—		—		275,973
Proceeds from issuance of common stock upon exercise of stock options		43,333		24,740		20,054
Proceeds from issuance of common stock upon ESPP purchase		7,437		10,231		7,105
Payments for repurchase of Class A common shares		(26,684)		—		—
Net cash provided by financing activities		24,086		34,971		303,132
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash		(939)		(1,176)		(1,171)
Net change in cash, cash equivalents and restricted cash		(15,958)		(133,039)		253,389
Cash, cash equivalents and restricted cash at beginning of period		188,387		321,426		68,037
Cash, cash equivalents and restricted cash at end of period	$	172,429	$	188,387	$	321,426

SPRINKLR, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended January 31,		
	2024	2023	2022
Supplemental disclosure of cash flow information:			
Cash paid for income taxes, net of refunds	$ 7,647	$ 6,644	$ 3,458
Supplemental disclosure for non-cash investing and financing:			
Right-of-use assets obtained in exchange for operating lease liabilities	$ 23,696	$ 8,948	$ —
Accrued purchases of property and equipment	$ 2,380	$ 1,445	$ 216
Stock-based compensation expense capitalized in internal-use software	$ 2,473	$ 2,540	$ 696
Accrued for asset retirement obligation	$ 117	$ —	$ —
Accrued for share repurchases	$ 2,895	$ —	$ —
Net exercise of common stock warrants	$ —	$ —	$ 18

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Description of Business

Founded in 2009, Sprinklr, Inc. ("Sprinklr" or the "Company") provides enterprise cloud software products that enable organizations to do marketing, advertising, research, care, sales and engagement across modern channels including social, messaging, chat and text through its Unified Customer Experience Management software platform.

The Company was incorporated in Delaware in 2011 and is headquartered in New York, USA with 20 operating subsidiaries globally.

Initial Public Offering

On June 25, 2021, the Company completed its initial public offering ("IPO"), in which it issued and sold 16,625,000 shares of its Class A common stock at a public offering price of $16.00 per share. On July 1, 2021, the underwriters' option to purchase 1,662,500 additional shares of Class A common stock was exercised in full. The Company received net proceeds of $276.0 million after deducting underwriting discounts and commissions and other offering expenses of $16.6 million.

In connection with the IPO, all of the then-outstanding shares of convertible preferred stock automatically converted into an aggregate of 120,902,273 shares of the Company's Class B common stock on a one-to-one basis, the senior subordinated secured convertible notes automatically converted into an aggregate of 9,694,004 shares of Class B common stock and all of the Company's outstanding common stock was reclassified into shares of Class B common stock on a one-to-one basis.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the consolidated accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, revenue recognition, fair value assumptions for stock-based compensation, software costs eligible for capitalization, recoverability of long-lived assets, and the allowance for doubtful accounts. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and on assumptions that it believes are reasonable and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

Segments

The Company operates in one operating segment because the Company's offerings operate on its single Customer Experience Management Platform, the Company's products are deployed in a similar way, and the Company's chief operating decision maker ("CODM"), the chief executive officer, evaluates the Company's financial information and assesses the performance of the Company on a consolidated basis. The CODM does not receive discrete financial information about asset allocation, expense allocation, or profitability by product or geography. Because the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is generally their respective local currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, with the resulting translation adjustments recorded to a separate component of accumulated other comprehensive loss. Income and expense accounts are translated at average exchange rates during the year. Foreign currency remeasurement and transaction gains and losses are recorded in other income (expense), net, in the consolidated statements of operations. The Company recognized net foreign currency transaction losses of $3.6 million, $4.7 million and $1.4 million in the fiscal years ended January 31, 2024, 2023 and 2022, respectively. As of January 31, 2024, the cumulative translation adjustment within accumulated other comprehensive loss was $4.2 million.

Notes to Consolidated Financial Statements

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

The following table reconciles cash, cash equivalents and restricted cash from the consolidated balance sheets to amounts reported in the consolidated statements of cash flows:

	January 31,	
(in thousands)	**2024**	**2023**
Cash and cash equivalents	$ 164,024	$ 188,387
Restricted cash included in prepaid expenses and other current assets[1]	1,494	—
Restricted cash included in other non-current assets[2]	6,911	—
Total cash, cash equivalents and restricted cash	$ 172,429	$ 188,387

[1] Consists primarily of cash that is restricted and is associated with certain credit card programs.

[2] Consists primarily of collateral for letters of credit issued in lieu of deposits on certain leases and customer contracts, as well as security deposits in lieu of letters of credit for customer contracts.

Marketable Securities

The Company's marketable securities consist of U.S. Treasury securities, corporate and municipal bonds, money market funds, agency securities, commercial paper, certificates of deposit, and time deposits with maturity dates of more than three months from the date of purchase. The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies and accounts for its marketable securities as available-for-sale securities as the Company may sell these securities at any time for use in the current operation or for other purposes, even prior to maturity. As a result, the Company classifies marketable securities as current assets in the consolidated balance sheets.

All marketable securities are recorded at their estimated fair values. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield. Interest income is recognized when earned. Unrealized gains and losses on these marketable securities are reported as a separate component of accumulated other comprehensive loss on the consolidated balance sheets until realized. Realized gains and losses are determined based on the specific identification method and are reported in other expense, net in the consolidated statements of operations.

Available-for-sale debt securities are considered impaired if the fair value of the investment is less than amortized cost. If it is more likely than not that the Company will have to sell the security before recovery of its amortized cost basis, the security is written down to its fair value and the difference is recognized in operating loss. If the Company deems it is not likely to sell such security before recovery of its amortized cost basis, the Company bifurcates the impairment into credit-related and non-credit-related components. In evaluating whether a credit-related loss exists, the Company considers a variety of factors including: (i) the extent to which the fair value is less than the amortized cost basis, (ii) adverse conditions specifically related to the issuer of a security, an industry or geographic area, (iii) the failure of the issuer of the security to make scheduled interest or principal payments and (iv) any changes to the rating of the security by a rating agency. Any portion of the loss attributable to credit-related components is recorded within the provision for credit losses in the Company's consolidated statement of operations while any non-credit related components are reflected within accumulated other comprehensive loss on the consolidated balance sheets, net of applicable taxes. As of January 31, 2024 and 2023, there have been no securities with an unrealized loss position that the Company would have to sell before recovery of its amortized cost basis, and therefore the Company has not bifurcated the impairment.

Fair Values Measurement

The Company considers the carrying amounts of financial instruments, including cash, accounts receivable, accounts payable and accrued expenses to approximate their fair values because of their relatively short maturities.

The Company measures certain financial assets at fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all

significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company evaluates these inputs and recognizes transfers between levels, if any, at the balance sheet date. The Company has not elected the fair value measurement option for assets not required to be measured at fair value on a recurring basis.

Accounts Receivable and Allowance

Accounts receivable are recorded at invoiced amounts, net of allowance, if applicable, and are unsecured and do not bear interest.

The allowance account is based on the probability of future collection under the current expect credited loss ("CECL") impairment model under *ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial* Assets, which was adopted by the Company on January 31, 2023, with an effective date of February 1, 2022, as discussed below within *Recently Adopted Accounting Pronouncements*. Under the CECL impairment model, the Company determines its allowance by applying a loss-rate method based on an aging schedule using the Company's historical loss rate. The Company also considers reasonable and supportable current information in determining its estimated loss rates, such as external forecasts, macroeconomic trends or other factors including customers' credit risk and historical loss experience. The adequacy of the allowance is evaluated on a regular basis. Account balances are written off after all means of collection are exhausted and the balance is deemed uncollectible. Subsequent recoveries are credited to the allowance. Changes in the allowance are recorded in sales and marketing expense in the period incurred.

Changes in the allowance account for the periods presented were as follows:

	Year Ended January 31,		
(in thousands)	**2024**	**2023**	**2022**
Allowance, beginning of period	$ 3,156	$ 2,727	$ 3,203
Write-offs of uncollectible accounts	(3,109)	(2,590)	(212)
Provision for (recovery of) expected credit losses	5,220	3,780	(264)
Adjustment to retained earnings for CECL adoption	—	(761)	—
Allowance, end of period	$ 5,267	$ 3,156	$ 2,727

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the asset, which is generally two to three years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Depreciation and amortization begins when the asset is ready for its intended use. The cost of maintenance and repairs that do not improve or extend the lives of the respective assets is expensed as incurred.

The Company capitalizes qualifying internally-developed software costs incurred in connection with the Company's internal-use software platform. These capitalized costs are related to the cloud-based software platform that the Company hosts, which is accessed by its clients on a subscription basis. Costs are capitalized during the application development stage, provided that management with the relevant authority authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met. Capitalized internal-use software costs are amortized on a straight-line basis over their estimated useful life, which is generally three years. Costs incurred for specific upgrades and enhancements when it is probable the expenditures will result in additional functionality are capitalized and amortized over the estimated useful life of the enhancements. Costs related to preliminary project activities and post-implementation operations activities, including training and maintenance, are expensed as incurred.

Business Combinations

When the Company acquires businesses, it allocates the purchase price to tangible assets, liabilities and identifiable intangible assets acquired with any residual purchase price recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, particularly with respect to intangible assets at the acquisition date, deferred revenue and contingent consideration, where applicable. These estimates can include, but are not limited to, historical experience and information obtained from the management of the acquired companies, the cash flows that an asset is expected to generate in the future, the weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable and unanticipated events and circumstances may occur which could affect the accuracy or validity of such estimates.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with business combinations accounted for using the purchase method of accounting. Goodwill is not amortized, but rather is tested for impairment annually and more frequently upon the occurrence of certain events. The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year, using November 1 carrying values, or whenever events or circumstances indicate that goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows.

In performing its impairment test, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of the reporting unit is less than its carrying value. In performing the qualitative assessment, the Company reviews factors such as financial performance, macroeconomic conditions, industry and market considerations. If the Company elects this option and believes, as a result of the qualitative assessment, that it is more-likely-than-not that the carrying value of the reporting unit exceeds the fair value, the quantitative impairment test is required; otherwise, no further testing is required.

Alternatively, the Company may elect to bypass the qualitative assessment and perform the quantitative impairment test instead, or if the Company reasonably determines that it is more-likely-than-not that the fair value is less than the carrying value, the Company performs its annual, or interim, goodwill impairment test by comparing the fair value of the reporting unit with the carrying amount. The Company will recognize an impairment for the amount by which the carrying amount exceeds the reporting unit's fair value.

The Company did not record any goodwill impairment charges in the years ended January 31, 2024, 2023 or 2022.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets, including property, equipment, capitalized internal-use software and other assets, including identifiable definite-lived intangible assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter life.

Leases

On February 1, 2022, the Company adopted the lease accounting requirements of Accounting Standard Update ("ASU") 2016-02, *Leases ("Topic 842")*. Under Topic 842, the Company determines if an arrangement is a lease at inception, and leases are classified at commencement as either operating or finance leases. As of adoption and January 31, 2024, the Company did not have any finance leases.

Right-of-use ("ROU") assets and lease liabilities are recognized at commencement based on the present value of the minimum lease payments over the lease term. The Company utilizes certain practical expedients and policy elections available under Topic 842, including (i) leases with an initial term of 12 months or less are not recognized on the balance sheet, (ii) lease components are not separated from non-lease components for all asset classes, and (iii) non-lease components that are not fixed are expensed as incurred as variable lease costs. The Company uses the incremental borrowing rate based on information available at the commencement date in determining the present value of future lease payments. The rate is an estimate of the collateralized borrowing rate the Company would incur on future lease payments over a similar term.

The Company leases facilities under non-cancelable operating lease agreements. Certain of the operating lease agreements contain rent concessions and rent escalations that are included in the present value calculation of minimum lease payments. The lease term begins on the date the Company has the right to use the leased property. Lease terms may include options to extend or terminate the lease and these options are included in the ROU asset and lease liability when it is reasonably certain that the option will be exercised. The Company's lease agreements do not contain residual value guarantees or covenants.

Prior to the February 1, 2022 adoption of Topic 842, ROU asset and lease liabilities were not recognized for operating leases. Rent concessions and rent escalation provisions were considered in determining the straight-line rent expense to be recovered over the lease term.

Concentration of Risk and Significant Customers

The Company has no significant off-balance sheet risks related to foreign currency exchange contracts, option contracts or other foreign currency hedging arrangements. The Company's financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits generally exceed federally insured limits.

To manage credit risk related to accounts receivable, the Company maintains an allowance for credit losses. The allowance is determined by applying a loss-rate method based on an aging schedule using the Company's historical loss rate. The Company also considers reasonable and supportable current and forecasted information in determining its estimated loss rates, such as external forecasts, macroeconomic trends, or other factors, including customers' credit risk and historical loss experience. The Company's accounts receivable are derived from invoiced customers located primarily in North America and Europe.

No single customer accounted for more than 10% of total revenue in the years ended January 31, 2024, 2023 or 2022. In addition, no single customer accounted for more than 10% of total accounts receivable as of January 31, 2024 or 2023.

In addition, the Company relies upon third-party hosted infrastructure partners globally, including Amazon Web Services, to serve customers and operate certain aspects of our services, such as environments for development testing, training, sales demonstrations, and production usage. Given this, any disruption of or interference at the Company's hosted infrastructure partners would impact the Company's operations and could adversely impact its business.

Revenue Recognition

The Company accounts for revenue in accordance with ASU No. 2014-09, *Revenue from Contracts with Customers ("ASC 606")*. For further discussion of the Company's accounting policies related to revenue see Note 3, *Revenue Recognition*.

Costs of Revenue

Costs of subscription revenue and professional services revenue is expensed as incurred.

Costs of subscription revenue consists primarily of expenses related to hosting the Company's software platform, including data center operations costs and personnel and related expenses directly associated with delivering the Company's cloud infrastructure, the costs associated with purchasing third-party data that is utilized in providing elements of the platform and costs to provide platform support to the Company's customers, including personnel and related expenses. These costs include salaries, benefits, bonuses and stock-based compensation, as well as allocated overhead.

Costs of professional services consists primarily of personnel and related expenses directly associated with the Company's professional services organization. These costs include salaries, benefits, bonuses and stock-based compensation, as well as allocated overhead, together with the costs of subcontracted third-party professional services vendors.

Overhead associated with facilities and depreciation is allocated to cost of revenue based on relative headcount in those departments.

Research and Development

Research and development expenses consist primarily of costs relating to the maintenance, continued development and enhancement of the Company's cloud-based software platform and include personnel-related expenses and stock-based compensation for our research and development organization, professional fees, travel expenses and allocated overhead expenses, including facilities costs. Research and development expenses are expensed as incurred, except for internal-use software development costs that qualify for capitalization.

Advertising costs

Advertising costs include costs incurred to promote the Company's subscription and professional services. These costs are expensed as incurred and were $4.1 million, $2.9 million and $6.8 million in the years ended January 31, 2024, 2023 and 2022, respectively.

Warranties

The Company's cloud-based software platform is generally warranted to perform materially in accordance with the Company's online documentation and the terms of the agreement with a customer, under normal use and circumstances. Additionally, the Company's contracts generally include provisions for indemnifying customers against liabilities if use of its software platform infringe a third party's intellectual property rights, and the Company may also incur liabilities if it breaches the security, privacy and/or confidentiality obligations in its contracts. To date, the Company has not incurred any material costs, and it has not accrued any liabilities in the accompanying consolidated financial statements as of January 31, 2024 or 2023 as a result of these obligations.

Stock-Based Compensation

The Company accounts for stock-based compensation as an expense in the statements of operations based on the awards' grant date fair values.

Options

The Company estimates the fair value of service-based options granted using the Black-Scholes option pricing model. Stock options that included performance and market conditions are valued using the Monte-Carlo simulation model.

Prior to becoming a public company, the Company's board of directors determined the fair value of its common stock using a number of objective and subjective factors, as discussed in Note 12, *Stock-based Compensation*, with input from management and valuations performed by an independent third-party valuation specialist. Subsequent to the IPO, the Company determines the fair value using the closing price, on the date of grant, of its Class A common stock, which is publicly traded on the New York Stock Exchange ("NYSE").

The fair value of stock-based payments is recognized as compensation expense, net of expected forfeitures, over the requisite service period, which is generally the vesting period. The fair value of stock-based payments for options that include performance and market conditions is recognized as compensation expense over the requisite service period as achievement of the performance objective becomes probable.

Restricted Stock Units

Prior to the IPO, the Company estimated fair value of its restricted stock units ("RSUs") based on the fair value of the underlying common stock, which was estimated similarly to its options as discussed above. Subsequent to the IPO, the Company determines the fair value using the closing price, on the date of grant, of its Class A common stock, which is publicly traded on the NYSE. Stock-based compensation for RSUs is recognized over the requisite service period, which is generally the vesting period, net of expected forfeitures.

Performance-Based Stock Units

The Company issued certain performance-based stock units ("PSUs") that vest upon the satisfaction of time-based service, performance-based and market conditions. For the units that vest upon the achievement of certain performance and market conditions, the Company estimated the grant date fair value using a Monte Carlo simulation. Refer to Note 12, *Stock-Based Compensation*, for further detail on stock-based compensation recognition for the PSUs.

Employee Stock Purchase Plan

The fair value of the share purchase rights under the Company's 2021 Employee Stock Purchase Plan ("ESPP") is measured based on the grant date fair value using the Black-Scholes option pricing model. Refer to Note 12, *Stock-Based Compensation*, for further detail on assumptions used in determining the grant date fair value and stock-based compensation recognition for the Company's ESPP grants.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

Management makes estimates, assumptions and judgements to determine the Company's provision for or benefit from income taxes, deferred tax assets and liabilities and any valuation allowances recorded against the Company's deferred tax assets. The Company also assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent that the Company believes that recovery is not more likely than not, the Company will establish a valuation allowance.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842)*, and additional changes, modifications, clarifications or interpretations related to this guidance thereafter ("ASU 2016-02"). ASU 2016-02 requires a reporting entity to recognize ROU assets and lease liabilities on the balance sheet for operating leases to increase transparency and comparability. The Company adopted this standard on February 1, 2022 and elected the package of transition practical expedients which allowed the Company to carry forward prior conclusions related to: (i) whether any expired or existing contracts are or contain leases, (ii) the classification for any expired or existing leases and (iii) initial direct costs for existing leases. Additionally, the Company elected the practical expedient of not separating lease components from non-lease components for all asset classes. The Company also made an accounting policy election to not record ROU assets or lease liabilities for leases with an initial term of 12

months or less and will recognize payments for such leases in the Company's consolidated statements of operations on a straight-line basis over the lease term. The Company recorded lease liabilities and corresponding ROU assets of approximately $14.0 million upon adoption of this standard.

In June 2016, the FASB issued ASU 2016-13, with subsequent amendments, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-03"). The Company adopted ASU 2016-03 on January 31, 2023, with an effective date of February 1, 2022, which amended the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. The Company utilized the modified-retrospective approach at adoption, under which prior period comparable financial information was not adjusted. The adoption did not have a material impact on the consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Pending Adoption

In November 2023, the FASB issued Accounting Standards Update 2023-07, *Segment Reporting - Improvements to Reportable Segment Disclosures* ("ASU 2023-07") requiring an enhanced disclosure of significant segment expenses on an annual and interim basis. ASU 2023-07 is effective for the Company's annual periods beginning fiscal year 2025 and interim periods beginning in the first quarter of fiscal year 2026 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact ASU 2023-07 will have on its disclosures within its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes - Improvements to Income Tax Disclosures* ("ASU 2023-09") requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for the Company's annual periods beginning fiscal year 2026, on a prospective basis and retrospective application is permitted. The Company is currently evaluating the impact ASU 2023-09 will have on its disclosures within its consolidated financial statements.

3. Revenue Recognition

The Company derives its revenues primarily from (i) subscription revenue, which consists of subscription fees from customers accessing the Company's cloud-based software platform and applications, as well as related customer support services; and (ii) professional services revenue, which consists of fees associated with providing services that educate and assist the Company's customers with the configuration and optimization of the Company's software platform and applications. Professional services revenue also includes managed services fees where the Company's consultants work as part of its customers' teams to help leverage the subscription service to execute on their customer experience management goals.

The Company recognizes revenue upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the performance obligation is satisfied

Subscription revenue is recognized ratably over the contract term beginning on the commencement date of each contract, which is the date the Company's service is made available to customers. Subscription revenue includes customer support services, which together with the accessing of the Company's cloud-based software platform, generally constitute a single performance obligation comprised of a series of distinct services that are substantially the same and have the same pattern of revenue recognition.

Amounts that have been invoiced because they have the unconditional right to consideration are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met, with the majority being invoiced annually in advance of performance obligations. When determining the transaction price of a contract, an adjustment is made if payment from the customer occurs either significantly before or significantly after performance, resulting in a significant financing component. Applying the practical expedient in the FASB Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*, the Company does not assess whether a significant financing component exists if the period between when the Company performs its obligations under the contract and when the customer pays is one year or less.

Professional services revenues are recognized as the services are rendered for time and materials contracts or on a proportional performance basis for fixed price contracts. The majority of the Company's professional services arrangements are fixed price contracts.

The Company enters into arrangements where it provides managed services associated with assisting its customers in publishing advertisements on social media channels. As part of those arrangements, the Company is occasionally required to purchase advertising space from social media channels on behalf of its customers and invoice those costs back to its customer. Revenue from such arrangements is recognized on a net basis, as the Company has determined that it is acting as an agent in these transactions.

Certain of the Company's arrangements may include certain service level agreements with its customers committing to certain levels of platform uptime and performance and permitting those customers to receive credits in the event that the Company fails to meet those levels. To date, the Company has not incurred or experienced any significant failures to meet defined levels of availability and performance of those agreements and, as a result, the Company has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements as of January 31, 2024 or 2023.

For contracts that are modified for changes in contract specification and requirements, the Company analyzes the modification to determine the accounting treatment of the contract modification as a separate contract, prospectively or through a cumulative catch-up adjustment.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Contracts with Multiple Performance Obligations

The Company executes arrangements that include multiple performance obligations (consisting of subscription and professional services). Additionally, the Company is often party to multiple concurrent contracts or contracts pursuant to which a client may purchase a combination of services. These situations require judgment to determine whether the multiple promises are separate performance obligations. Once the Company has determined the performance obligations, the Company determines the transaction price. The Company allocates the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which the Company would sell promised subscription or professional services separately to a customer. The determination of SSP for each distinct performance obligation requires judgement. In the determination of the SSP, the Company may use information that includes contractually stated prices, size of the arrangement, list prices and other observable inputs.

Costs to Obtain Customer Contracts

Costs to obtain customer contracts, including commissions earned, that are considered incremental and recoverable are capitalized and amortized on a straight-line basis over the anticipated period of benefit. The Company determined the period of benefit by taking into consideration the length of its customer contracts, customer relationship period, technology lifecycle, and other factors. The Company currently estimates the period of benefit for which costs are amortized over to be five years. Sales commissions paid for renewals are not commensurate with commissions paid on the initial contract given the substantive difference in commission rates in proportion to their respective contract values. Amortization expense is recorded in sales and marketing expense within the Company's consolidated statement of operations.

Capitalized costs to obtain customer contracts as of January 31, 2024 were $135.8 million, of which $42.5 million is included in prepaid expenses and other current assets and $93.4 million within other non-current assets.

Capitalized costs to obtain customer contracts as of January 31, 2023 were $113.5 million, of which $44.1 million is included in prepaid expenses and other current assets and $69.4 million within other non-current assets.

During the years ended January 31, 2024, 2023 and 2022, the Company amortized $48.3 million, $44.7 million and $35.5 million, respectively, of costs to obtain customer contracts, included in sales and marketing expense.

Deferred Revenue

The Company invoices customers for subscriptions to its products in varying billing cycles with the majority being invoiced annually in advance of performance obligations, and accounts receivable are recorded when the right to consideration becomes unconditional. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized.

The term between invoicing and when payment is due is not significant and the Company generally does not provide financing arrangements to customers. Deferred revenue associated with performance obligations that are anticipated to be satisfied, and thus to be recognized as revenue, during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as deferred revenue, non-current.

The Company recognized revenue of $322.1 million, $276.4 million and $216.4 million during the years ended January 31, 2024, 2023 and 2022, respectively, that was included in the deferred revenue balances at the beginning of the respective periods.

The Company receives payments from customers based on billing schedules as established in its contracts. Contract assets represent amounts for which the Company has recognized revenue in excess of billings pursuant to the revenue recognition guidance. As of January 31, 2024 and 2023, contract assets were $4.3 million and $4.8 million, respectively, and were included in prepaid expenses and other current assets.

Remaining Performance Obligation

Remaining Performance Obligation ("RPO") represents contracted revenues that had not yet been recognized and includes deferred revenues and amounts that will be invoiced and recognized in future periods. As of January 31, 2024, the Company's RPO was $966.6 million, approximately $587.0 million of which the Company expects to recognize as revenue over the next 12 months and the remaining balance will be recognized thereafter. As of January 31, 2023, the Company's remaining RPO was approximately $719.5 million, approximately $485.2 million of which the Company expected to recognize as revenue over the next 12 months.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by geographic region, as it believes that it best depicts how the nature, amount, timing, and uncertainty of its revenues and cash flows are affected by economic factors. Refer to Note 15, *Geographic Information*, for revenue by geographic location.

4. Marketable Securities

The following is a summary of available-for-sale marketable securities, excluding those securities classified within cash and cash equivalents on the consolidated balance sheets:

		January 31, 2024		
(in thousands)	**Amortized Cost**	**Unrealized Gain**	**Unrealized Losses**	**Fair Value**
Corporate bonds	$ 98,642	$ 71	$ (10)	$ 98,703
Municipal bonds	982	3	—	985
U.S. government and agency securities	185,464	140	(33)	185,571
Certificates of deposit	46,496	48	(1)	46,543
Commercial paper	166,595	155	(21)	166,729
Marketable securities	$ 498,179	$ 417	$ (65)	$ 498,531

		January 31, 2023		
(in thousands)	**Amortized Cost**	**Unrealized Gain**	**Unrealized Losses**	**Fair Value**
Corporate bonds	$ 39,922	$ 8	$ (68)	$ 39,862
Municipal bonds	12,429	22	—	12,451
U.S. government and agency securities	128,898	6	(367)	128,537
Certificates of deposit	59,546	28	(155)	59,419
Commercial paper	150,131	41	(202)	149,970
Marketable securities	$ 390,926	$ 105	$ (792)	$ 390,239

As of January 31, 2024 and 2023, the maturities of available-for-sale marketable securities did not exceed 12 months. Interest income from cash and cash equivalents and marketable securities was $30.2 million, $8.5 million**,** and $0.5 million for the years ended January 31, 2024, 2023, and 2022 respectively.

There were 64 and 180 debt securities in an unrealized loss position as of January 31, 2024 and 2023, respectively. The estimated fair value of these debt securities, for which an allowance for credit losses has not been recorded, was $178.7 million and $220.9 million as of January 31, 2024 and 2023, respectively. There were no expected credit losses recorded against the Company's investment securities as of January 31, 2024 and 2023.

Unrealized losses on the Company's debt securities are not considered to be credit-related based upon an analysis that considered the extent to which the fair value is less than the amortized basis of a security, adverse conditions specifically related to the security, changes to credit rating of the instrument subsequent to Company purchase, and the strength of the underlying collateral, if any.

Refer to Note 5, *Fair Value Measurements,* for addition information about the fair value of the Company's short-term marketable securities.

5. Fair Value Measurements

The following tables present information about the Company's financial assets that have been measured at fair value on a recurring basis as of January 31, 2024 and 2023, and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

(in thousands)	January 31, 2024				January 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets:								
Cash Equivalents:								
Money market funds	$ 52,647	$ —	$ —	$ 52,647	$ 73,851	$ —	$ —	$ 73,851
Marketable Securities:								
Corporate bonds	—	98,703	—	98,703	—	39,862	—	39,862
Municipal bonds	—	985	—	985	—	12,451	—	12,451
U.S. government and agency securities	—	185,571	—	185,571	—	128,537	—	128,537
Certificates of deposit	—	46,543	—	46,543	—	59,419	—	59,419
Commercial paper	—	166,729	—	166,729	—	149,970	—	149,970
Total financial assets	$ 52,647	$ 498,531	$ —	$ 551,178	$ 73,851	$ 390,239	$ —	$ 464,090

The Company classifies its highly liquid money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company classifies its commercial paper, corporate and municipal debt securities, U.S. government and agency securities and certificates of deposit within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded.

The Company's primary objective when investing excess cash is preservation of capital, hence the Company's marketable securities consist primarily of U.S. government and agency securities, high credit quality corporate debt securities and commercial paper. The Company has classified and accounted for its marketable securities as available-for-sale securities, as it may sell these securities at any time for use in the Company's current operations or for other purposes, even prior to maturity. As of January 31, 2024 and 2023, for fixed income securities that were in unrealized loss positions, the Company has determined that (i) it does not have the intent to sell any of these investments and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. In addition, as of January 31, 2024, the Company anticipates that it will recover the entire amortized cost basis of such fixed income securities before maturity.

The Company regularly reviews the changes to the rating of its debt securities by rating agencies as well as reasonably monitors the surrounding economic conditions to assess the risk of expected credit losses. As discussed in Note 4, *Marketable Securities*, as of January 31, 2024 and 2023, there were no securities that were in an unrealized loss position for more than 12 months. The Company has not recorded any impairments in the periods presented.

SPRINKLR, INC.

Notes to Consolidated Financial Statements

6. **Balance Sheet Components**

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

(in thousands)	January 31,	
	2024	2023
Prepaid hosting and data costs	$ 1,673	$ 12,168
Prepaid software costs	4,854	6,079
Prepaid marketing	1,208	1,660
Capitalized commissions costs, current portion	42,486	44,051
Contract assets	4,326	4,785
Security deposits, short-term	1,923	3,136
Taxes recoverable	3,561	2,327
Restricted cash	1,494	—
Employee advances	2,614	1,582
Other	6,551	3,077
Prepaid expenses and other current assets	$ 70,690	$ 78,865

Property and Equipment, Net

Property and equipment, net consisted of the following:

(in thousands)	January 31,	
	2024	2023
Computer equipment	$ 17,646	$ 16,283
Office furniture and other	4,879	2,540
Leasehold improvements	10,370	5,535
Less accumulated depreciation and amortization	(20,866)	(16,875)
Total fixed assets, net	12,029	7,483
Capitalized internal-use software	50,212	35,962
Less accumulated amortization	(30,065)	(20,560)
Total capitalized internal-use software	20,147	15,402
Property and equipment, net	$ 32,176	$ 22,885

Depreciation and amortization expense consisted of the following:

(in thousands)	Year Ended January 31,		
	2024	2023	2022
Depreciation and amortization expense	$ 5,961	$ 6,148	$ 4,218
Amortization expense for capitalized internal-use software	$ 9,505	$ 5,903	$ 3,428

The Company capitalized internal-use software, including stock-based compensation, of $14.2 million, $12.9 million and $7.0 million, for the fiscal years ended January 31, 2024, 2023, and 2022, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	January 31,		
(in thousands)	**2024**		**2023**
Bonuses	$ 23,314	$	25,057
Commissions	18,502		27,866
Employee liabilities [1]	19,019		16,374
Purchased media costs [2]	1,683		2,965
Accrued restructuring costs [3]	—		4
Accrued sales and use tax liability	8,522		7,336
Accrued income taxes	4,529		3,139
Accrued deferred contract credits	2,204		1,733
Vendor and travel costs payable	4,160		4,132
Professional services	1,142		784
Asset retirement obligation	400		1,011
Withholding taxes payable	944		2,702
Other	8,768		4,421
	$ 93,187	$	97,524

[1] Includes $1.4 million and $1.4 million of accrued employee contributions under the Company's 2021 ESPP at January 31, 2024 and 2023, and respectively. Refer to Note 12, *Stock-Based Compensation*, for further discussion of the Company's ESPP.

[2] Purchased media costs consist of amounts owed to the Company's vendors for the purchase of advertising space on behalf of its customers.

[3] In February 2023, the Company implemented an approved plan for restructuring its global workforce by approximately 4% to reduce operating costs and better align its workforce with the needs of its business. The majority of the associated costs, including severance and benefits, were incurred in the first half of fiscal 2024. For the year ended January 31, 2024, the Company incurred a total of $4.3 million in restructuring costs of which $4.1 million and $0.2 million are recorded within sales and marketing expense and general and administrative expense, respectively, on the Company's consolidated statements of operations. As of January 31, 2024, all restructuring costs have been paid.

7. Goodwill

The changes in the carrying amount of goodwill for the periods presented were as follows:

	January 31,		
(in thousands)	**2024**		**2023**
Balance at beginning of period	$ 50,030	$	49,911
Effect of exchange rates	(3)		119
Balance at end of period	$ 50,027	$	50,030

On an annual basis, the Company performs a goodwill impairment analysis. As discussed in Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, there was no impairment in the periods presented.

8. Debt

Senior Subordinated Secured Convertible Notes

In May 2020, the Company issued senior subordinated convertible notes for an aggregate principal amount of $75.0 million. Upon completion of the IPO in June 2021, the convertible notes were automatically converted (pursuant to their terms) into 9,694,004 shares of Class B common stock. The Company recognized interest expense of $3.2 million for the year ended January 31, 2022 related to the notes.

Credit Agreement

Through April 2023, the Company maintained a credit agreement with Silicon Valley Bank (the "SVB Credit Facility"). Under this agreement, the Company could borrow up to $50.0 million on its revolving credit loan facility at the higher of prime interest rate or federal funds effective rate plus 0.50%, provided that in no event should the total interest rate be less than 5.50%. The SVB Credit Facility required the Company to maintain a monthly adjusted quick ratio of no less than 1.25:1.00.

In addition, the SVB Credit Facility also provided for issuance of letters of credit that reduce the available borrowing capacity. As of January 31, 2023, the Company had a sub-limit of $15.0 million letters of credit available, of which $4.6 million was issued.

The original maturity date of the SVB Credit Facility was January 31, 2026. However, in April 2023, the Company terminated the SVB Credit Facility, while keeping its existing letters of credit in lieu of deposits on certain leases. As the Company no longer has a credit facility with SVB, it was required to collateralize these letters of credit with cash, totaling approximately $1.3 million, which the Company has therefore classified within restricted cash. Due to its long-term nature, this restricted cash is recorded within other non-current assets on the consolidated balance sheets.

During 2023, the Company entered into cash collateral agreements with J.P. Morgan Bank in lieu of a letter of credit facility, through which approximately $5.4 million is outstanding as of January 31, 2024. Due to its long-term nature, this restricted cash is recorded within other non-current assets on the consolidated balance sheets.

9. Leases

The Company adopted ASC 842 as of February 1, 2022. The Company has leases for corporate offices under non-cancelable operating leases with various expiration dates. The Company did not have any finance leases during the years ended January 31, 2024 and 2023.

On August 2, 2023, the Company entered into a 10-year operating lease agreement for a new corporate headquarters located in New York, NY. The Company has the option to extend the term for 60 months. The Company cannot take possession of the leased premises until the design and construction period ends, which is anticipated to end in early fiscal 2025. The annual lease payments will be approximately $2.6 million once the lease commences.

The components of lease expense were as follows:

(in thousands)	Year Ended January 31,	
	2024	2023
Operating lease cost	$ 11,086	$ 8,145
Variable lease cost	1,270	1,147
Short-term lease cost	714	763
Total lease cost	$ 13,070	$ 10,055

The weighted-average remaining lease term and discount rate were as follows:

	January 31,	
	2024	2023
Weighted-average remaining lease term (in years)	6.20	2.96
Weighted-average discount rate	10.11 %	11.01 %

The maturities of lease liabilities under non-cancelable operating leases, net of lease incentives were as follows as of January 31, 2024:

(in thousands)

Fiscal year ended January 31,		
2025	$	8,743
2026		7,361
2027		7,063
2028		5,597
2029		4,669
Thereafter		12,802
Total minimum lease payments [1]		46,235
Less: imputed interest		(12,943)
Total	$	33,292

[1] Excludes future payments related to the New York operating lease, which has been signed but not yet commenced as of January 31, 2024.

10. Commitments and Contingencies

Contractual Obligations and Commitments

The Company has non-cancelable minimum guaranteed purchase commitments for various data, hosting and software services as of January 31, 2024 as follows:

(in thousands)

Fiscal year ended January 31,		
2025	$	69,534
2026		23,712
2027		23,375
2028		14,500
Total	$	131,121

Legal Matters

From time to time, the Company, various subsidiaries, and certain current and former officers may be named as defendants in various lawsuits, claims, investigations and proceedings arising from the normal course of business. The Company also may become involved with contract issues and disputes with customers. With respect to litigation in general, based on the Company's experience, management believes that the amount of damages claimed in a case are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of cases. The Company believes that it has valid defenses with respect to the legal matters pending against the Company and intends to vigorously contest each of them.

The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In management's opinion, resolution of all current matters is not expected to have a material adverse impact on the Company's consolidated results of operations, cash flows or financial position. However, if an unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations for that period. At January 31, 2024, the Company had no provision for liability under existing litigation.

On September 7, 2017, a complaint was filed by Opal against the Company in the Circuit Court of the State of Oregon, alleging breach of contract and violation of Oregon's Uniform Trade Secrets Act, among other claims. On September 5, 2018, the case was moved from state court to federal court on the Company's motion. On February 25, 2022, the Company and Opal agreed to settle all outstanding claims with respect to Opal's complaints. On March 1, 2022, the court dismissed all of Opal's claims with prejudice. The Company and Opal finalized the settlement on March 15, 2022, which was accrued as of January 31, 2022 and paid on March 30, 2022.

Other Contractual Commitments

The Company also has agreements in place related to its operating leases that impact its cash requirements. See Note 7 *Leases* for additional information.

11. Stockholders' Equity

Common Stock and Undesignated Preferred Stock

In connection with the completion of the Company's IPO on June 25, 2021, (i) all then outstanding common stock was reclassified to an equal number of shares of the Company's Class B common stock and (ii) all then outstanding preferred stock was converted into an equal number of shares of the Company's Class B common stock, as discussed below.

Further, in connection with the IPO, the Company filed a new Amended and Restated Certificate of Incorporation that authorizes the issuance of 2,000,000,000 shares of Class A common stock with a par value of $0.00003 per share, 310,000,000 shares of Class B common stock with a par value of $0.00003 per share, and 20,000,000 shares of undesignated preferred stock with a par value of $0.00003 per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Convertible Preferred Stock

In fiscal year 2021, the Company closed on a private placement and issuance of 10,800,000 shares of its Series G-1 convertible preferred stock (the "Series G-1") at a price per share of $9.25 and 9,100,000 shares of its Series G-2 convertible preferred stock (the "Series G-2"), at a price per share of $11.00 for total gross proceeds of $200.0 million (collectively, "Series G"), before deducting placement agent fees, offering expenses and issued warrants. Compared to Series G-1, Series G-2 include, among other provisions, certain protective provisions not available to the holders of Series G-1.

Upon the completion of the Company's IPO, all of the then-outstanding shares of convertible preferred stock were automatically converted into an aggregate of 120,902,273 of shares of Class B common stock on a one-to-one basis and the carrying value was reclassified into Class B common stock and additional paid-in capital on the consolidated balance sheet.

Common Stock Warrants

In fiscal year 2021, the Company issued warrants allowing the holders of both the Series G-1 and Series G-2 preferred stock to purchase up to 2.5 million shares of common stock for $10.00 per share. The warrants expire on October 7, 2025.

During 2012, the Company issued fully vested warrants to purchase 231,000 shares of common stock at an exercise price of $0.08 to SVB as part of a loan agreement. In June 2021, 230,259 shares of Class B common stock were issued upon the cashless exercise of these common stock warrants.

As of January 31, 2024 and 2023, there were warrants to purchase up to 2.5 million shares of common stock outstanding.

Share Repurchase Program

On January 4, 2024, the Company announced that its board of directors authorized and approved a share repurchase plan (the "2024 Share Repurchase Program"), which authorizes the Company to periodically repurchase up to $100 million of its Class A common stock through December 31, 2024. Repurchases are executed from time to time, subject to general business and market conditions and other investment opportunities, through open market purchases effected pursuant to a written trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

During the year ended January 31, 2024, the Company repurchased 2,400,338 shares of its Class A common stock for a cost of $29.6 million. All of the shares repurchased have been retired. As of January 31, 2024, the remaining amount authorized for share repurchase under the 2024 Share Repurchase Program was $70.4 million. Between February 1, 2024 and March 22, 2024, the Company purchased an additional 2,041,729 shares of its Class A common stock for a cost of $26.0 million.

SPRINKLR, INC.

Notes to Consolidated Financial Statements

12. Stock-Based Compensation

Equity Incentive Plans

The Sprinklr, Inc. 2011 Equity Incentive Plan (the "2011 Plan") provided certain equity grants to the Company's employees, directors, consultants and service providers. The 2011 Plan was terminated as to future awards in June 2021 upon the adoption of the Sprinklr, Inc. 2021 Equity Incentive Plan (the "2021 Plan"), although it continues to govern the terms of any equity grants that remain outstanding under the 2011 Plan.

The Company's board of directors adopted the 2021 Plan in May 2021, which was subsequently approved by its stockholders and became effective on June 22, 2021. Initially, the maximum number of shares of the Company's Class A common stock that may be issued under the 2021 Plan was 80,401,680 shares, which included (i) 25,480,000 new shares of Class A common stock and (ii) shares subject to outstanding awards granted under the 2011 Plan that expire or otherwise terminate or that are not issued or are otherwise reacquired by the Company under certain circumstances. The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase each January 1, beginning on January 1, 2022 and ending on (and including) January 1, 2031, by an amount equal to 5% of the number of our Class A and Class B common stock outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the Company's board of directors. As of January 31, 2024, there were 48,622,946 shares available for grant under the 2021 Plan.

The 2021 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, RSUs, PSUs, and other forms of awards to employees, directors and consultants, including employees and consultants of the Company's affiliates, as permitted by law. Stock options and RSUs generally vest over a service period of four years and stock options have a contractual term of 10 years.

Performance-Based Stock Units

In January 2021, the Company granted 3,100,000 PSUs to certain executives that vest over a five-year period if certain performance and market conditions are met. The performance condition was met on June 22, 2021, the effective date of the Company's registration statement, filed in connection with its IPO. The market conditions of the PSUs will be achieved on the date, following the IPO, on which the volume weighted-average trading price of the Company's Class A common stock has, for 45 consecutive trading days, equaled or exceeded predetermined threshold prices ranging between $30 and $100. If the first threshold of $30 is not met, then no shares will vest. Each PSU is equal to and paid in one share of Class B common stock. The number of shares actually issued will range from zero to 3,100,000 shares in the aggregate. If the market conditions are not met on or prior to the five year anniversary of the grant date, the associated awards will not vest and be subsequently cancelled.

To determine the fair value of the PSUs, the Company utilized a Monte Carlo simulation, a computational algorithm which allowed the Company to model the impact of one or more, often uncertain, variables on the value of complex securities and evaluate many possible outcomes to forecast the stock price of the Company. As part of the valuation, the Company considered various scenarios related to the pricing, timing and probability of an IPO. The Company applied an annual equity volatility of 40.0%, a risk-free rate of 0.42%, fair value of common stock of $9.07 per share and an expected term of five years to arrive at a valuation of $3.5 million on the grant date.

The achievement of the performance condition was not deemed probable until the effective date of the Company's registration statement, and therefore, stock-based compensation related to these PSUs remained unrecognized prior to that date. Upon effectiveness of the Company's registration statement on June 22, 2021, the Company recognized cumulative stock-based compensation based on the proportion of the requisite service period already completed since the date of grant, which amounted to $0.4 million using the accelerated attribution method. The remaining stock-based compensation is recognized over the subsequent remaining requisite service period.

As of January 31, 2024, the Company had 780,000 PSUs outstanding as certain awards were cancelled due to grantee departures. The market conditions have not yet been met as of January 31, 2024. If the market conditions are not met on or prior to January 28, 2026, the associated awards will not vest and will be subsequently cancelled.

Chief Executive Officer Stock Option Agreement

In March 2019, the Company granted options to purchase 9,274,528 shares of common stock to its Chief Executive Officer. The grant was split into four tranches, each covering 2,318,632 shares of common stock. Tranche 1 was service-based and vested over three years, with the full amount of the related stock-based compensation recognized by March 2022. Tranches 2, 3 and 4 are performance-based, with tranche 2 vesting upon the date of effectiveness of the Company's registration statement and tranches 3 and 4 vesting if the Company's share price equals or exceeds certain values at or after the date of the effectiveness the Company's registration statement.

For the 6,955,896 options that were subject to the performance condition satisfied upon the effectiveness of the Company's registration statement, stock-based compensation expense remained unrecognized until the effective date of June 22, 2021. On this date, the 2,318,632 options under tranche 2 vested and the Company recognized cumulative stock-based compensation expense of $5.8 million using the accelerated attribution method for the portion of the options for which the service-based vesting condition was fully or partially satisfied. On August 4, 2021, market conditions related to tranche 3 were satisfied, vesting 2,318,632 options. As market conditions associated with tranche 4 were not met by May 1, 2023, the 2,318,632 options associated with this tranche were subsequently cancelled.

To determine the fair value of stock options that include market and performance conditions (tranches 2, 3 and 4), the Company utilized a Monte Carlo simulation, which allowed for the modeling of complex securities and evaluated many possible outcomes to forecast the stock price of the Company post-IPO. As part of the valuation, the Company considered various scenarios related to the pricing, timing and probability of an IPO. The Company applied an annual equity volatility of 44.0%, a risk-free rate of 2.6%, fair value of the common stock of $4.14 and an expected term of ten years to arrive at a valuation of $6.1 million on the grant date.

Summary of Stock Option Activity

A summary of the Company's stock option activity for the year ended January 31, 2024 is as follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)		*(in years)*	*(in thousands)*
Outstanding as of January 31, 2023	33,049	$ 6.11	6.6	$ 135,831
Granted	1,512	12.85		
Exercised	(7,503)	5.79		
Cancelled/forfeited[1]	(3,786)	6.04		
Expired	(5)	0.25		
Outstanding as of January 31, 2024	23,267	$ 6.66	5.9	$ 136,602
Exercisable as of January 31, 2024	19,504	$ 5.80	5.6	$ 130,755
Vested and expected to vest as of January 31, 2024	22,875	$ 6.60	5.9	$ 135,629

[1] 2,318,632 options tied to market conditions were cancelled during the second quarter as the applicable market conditions were not met by May 1, 2023.

(in thousands)	Year Ended January 31, 2024	2023	2022
Intrinsic value of options exercised	$ 58,565	$ 32,391	$ 83,387
Estimated grant date fair value of options vested in the period	$ 12,954	$ 32,085	$ 29,256

The weighted-average grant date fair value of options granted in the years ended January 31, 2024 and 2022 were $7.56 and $5.58, respectively. There were no options granted during the year ended January 31, 2023.

Determining Fair Value of Stock Options

The fair value of each option grant with service and performance conditions is estimated on the date of grant using the Black-Scholes option valuation model. The following assumptions were used to estimate the fair value of options granted to employees:

	Year Ended January 31,		
	2024	**2023**	**2022**
Expected term (in years)	6.1	(a)	6.0
Risk-free interest rate	3.5%	(a)	0.9% - 1.4%
Expected volatility	60.1%	(a)	50.9% - 52.1%
Expected dividend rate	0%	(a)	0%
Fair value of common stock	$12.85	(a)	$10.96 - $14.02

[a] In fiscal year ended January 31, 2023, no stock options were granted.

The assumptions were based on the following for each of the periods presented:

Expected term—The expected term represents the period that the Company's stock-based awards are expected to be outstanding. As all of the Company's option grants are considered to be "plain vanilla," the Company determined the expected term using the simplified method. The simplified method calculates the expected term as the average of the time-to-vesting and contractual terms of the stock-based award.

Risk-free interest rate—The risk-free interest rate is based on U.S. Treasury zero coupon issues with remaining terms similar to the expected term on the options.

Expected volatility—Because the Company had limited trading history by which to determine the volatility of its own common stock price, the expected volatility being used is derived from the historical stock volatilities of a representative industry peer group of comparable publicly listed companies over a period approximately equal to the expected term of the options.

Expected dividend rate—The Company has never declared or paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Fair value of common stock – Prior to the IPO, the fair value of common stock underlying the stock options had historically been determined by the Company's board of directors, with input from the Company's management and its valuations from an independent third-party valuation specialist. The Company's board of directors previously determined the fair value of the common stock at the time of grant of the options by also considering a number of objective and subjective factors, including valuations of comparable companies, sales of common stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company's capital stock, and general and industry-specific economic outlook. Subsequent to the IPO, the Company determines the fair value using the closing price, on the date of grant, of the Company's Class A common stock, which is publicly traded on the NYSE.

Forfeiture rate—The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. For non-executive employees, the estimated forfeiture rate assumes that the likelihood that an award will be forfeited decreases through the passage of time.

Restricted Stock Units

A summary of the Company's RSU activity for the year ended January 31, 2024 is as follows:

(in thousands except per share data)	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding as of January 31, 2023	9,400	$ 12.23
Granted	6,319	13.00
Released	(3,445)	12.41
Cancelled/forfeited	(3,015)	12.49
Outstanding as of January 31, 2024	9,259	$ 12.61

In January 2021, the Company granted 300,000 RSUs with a performance condition. These RSUs vest over a five-year period, with 20% met after one year and then equal quarterly installments over the succeeding four years if a certain performance condition is met. The performance condition was met upon the effective date of the Company's registration statement, filed in connection with its IPO, June 22, 2021. Stock-based compensation related to these RSUs remained unrecognized prior to effectiveness of the Company's registration statement as the performance condition was not yet deemed probable. On June 22, 2021, the Company recognized cumulative stock-based compensation based on the proportion of the requisite service period already completed since the date of grant, which amounted to $0.6 million using the accelerated attribution method. The remaining stock-based compensation is being recognized over the subsequent remaining requisite service period.

Prior to the IPO, the Company estimated the fair value of its service-based RSUs based on the fair value of the underlying common stock, which it estimated in a similar manner to its pre-IPO options, as discussed above. Subsequent to the IPO, the Company determines the fair value of its service-based RSUs using the closing price, on the date of grant, of its Class A common stock, which is publicly traded on the NYSE.

Employee Stock Purchase Plan

In June 2021, the Company's ESPP became effective. The ESPP initially reserved up to 5,100,000 shares of the Company's Class A common stock to certain eligible employees or, as designated by the board of directors. The number of shares reserved for issuance under the ESPP automatically increases each January 1, beginning on January 1, 2022 and ending on (and including) January 1, 2031, by an amount equal to the lesser of (i) 1% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31 and (ii) 15,300,000, or such lesser number of shares as determined by the Company's board of directors. The ESPP is intended to qualify as an 'employee stock purchase plan' under Section 423 of the Internal Revenue Code and also contains the necessary rights to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws. The Company had 7,503,033 shares reserved for future issuance as of January 31, 2024.

Under the ESPP, employees may purchase common stock through payroll deductions at a price equal to 85% of the lower of the fair market value of the Class A common stock on (i) the first trading day of each offering period and (ii) the last trading day of each related offering period. The ESPP provides for consecutive offering periods that will typically have a duration of approximately 12 months in length and is comprised of two purchase periods of approximately six months in length. The offering periods are scheduled to start on the first trading day on or after June 15 and December 15 of each year, subject to a reset provision. The first offering period commenced on June 23, 2021.

If the fair market value of the Company's stock on the offering date is higher than the fair market value of the Company's stock on the last day of any applicable purchase period, participants will be withdrawn from the ongoing offering period and automatically be enrolled in the subsequent offering period, resulting in modification accounting. Total incremental expense as a result of rollovers was $0.2 million, $2.4 million and $3.4 million for fiscal years 2024 2023 and 2022, respectively, which will be recognized over the the new offering periods.

ESPP employee payroll contributions accrued as of January 31, 2024, 2023 and 2022 totaled $1.4 million, $1.4 million and $2.3 million, respectively, and are included within accrued expenses and other current liabilities in the consolidated balance sheet. Employee payroll contributions ultimately used to purchase shares will be reclassified to stockholders' equity on the purchase date. The Company recorded stock-based compensation of $3.7 million, $8.6 million and $6.1 million during the years ended January 31, 2024, 2023 and 2022, respectively, in connection with the ESPP.

Notes to Consolidated Financial Statements

The fair value of share purchase rights granted under the ESPP was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31,		
	2024	2023	2022
Expected term (in years)	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Risk-free interest rate	4.9% - 5.3%	2.2% - 4.6%	0.1% - 0.3%
Expected volatility	49.4% - 67.4%	66.2% - 81.9%	49.3% - 57.0%
Expected dividend rate	0%	0%	0%
Fair value of common stock	$11.48 - $14.58	$8.84 - $9.84	$14.27 - $22.37

Deferred Stock Compensation Plan

In May 2020, the Company implemented a program that provides eligible employees the opportunity, through regular payroll deductions, to purchase shares of the Company's common stock worth between 10% to 25% of the employee's salary as elected by the participant, subject to certain caps set forth under the program. Employees were able to purchase shares of the Company's common stock at the lower of the fair value of the common stock at the beginning or ending date of the purchase period, which commenced on June 1, 2020 and concluded on June 1, 2021. Receipt of common stock under this program was contingent on continued employment through June 1, 2021.

This share-settled obligation was recognized in June 2021, at which point the employees were granted shares under this program. In determining the fair value of the right to purchase under this program, the Company used the Monte-Carlo simulation and applied an annual equity volatility of 48.2%, a risk-free rate of 0.17%, fair value of the common stock of $4.93 and an expected term of one year to arrive at a valuation of $1.9 million for the put right, resulting in a grant date fair value of $5.86. The Company recognized $3.2 million of stock-based compensation expense during the year ended January 31, 2022 related to shares issuable pursuant to this program. On June 7, 2021, the Company issued 1,769,945 shares in connection with this program based on the fair value of the common stock at the beginning of the purchase period.

Stock-Based Compensation Expense

Stock-based compensation expense included in operating results was allocated as follows:

	Year Ended January 31,					
(in thousands)		2024		2023		2022
Cost of subscription	$	1,130	$	1,528	$	1,794
Cost of professional		1,450		2,249		2,448
Research and development		11,566		10,678		6,417
Sales and marketing		24,477		26,651		19,929
General and administrative		17,134		14,411		19,543
Stock-based compensation, net of amounts capitalized		55,757		55,517		50,131
Capitalized stock-based compensation		2,473		2,540		696
Total stock-based compensation	$	58,230	$	58,057	$	50,827

	Year Ended January 31,					
(in thousands)		2024		2023		2022
Equity classified awards [1]	$	57,230	$	57,057	$	49,827
Other awards [2]		1,000		1,000		1,000
Total stock-based compensation	$	58,230	$	58,057	$	50,827

(in thousands)	Year Ended January 31,		
	2024	**2023**	**2022**
Stock options [3]	$ 15,125	$ 23,454	$ 36,385
Performance-based stock units [4]	(296)	(55)	897
Restricted stock units [3]	38,684	24,963	3,196
Employee stock purchase plan	3,717	8,695	6,142
Deferred stock compensation plan	—	—	3,206
Total stock-based compensation	$ 57,230	$ 57,057	$ 49,827

[1] Expense associated with equity-classified awards includes $3.7 million, $8.6 million and $6.1 million of ESPP expense recognized during the years ended January 31, 2024, 2023 and 2022, respectively.

[2] Non-employee grant recorded over five years, representing the same period and in the same manner as if the grantor had paid cash for the services instead of paying with or using the share-based payment award.

[3] Stock-based compensation for the year ended January 31, 2022 includes the acceleration of the expense recognized upon the effectiveness of the Company's registration statement for the Chief Executive Officer's performance-based stock options. Similarly, the acceleration of the expense for performance-based RSUs upon the effectiveness of the Company's registration statement is captured within the stock-based compensation for RSUs for the year ended January 31, 2022.

[4] The stock-based compensation for performance-based stock units during the year ended January 31, 2023 includes the impact of stock-based compensation modifications.

As of January 31, 2024, total unrecognized compensation cost related to unvested awards not yet recognized under all equity compensation plans, was as follows:

(in thousands)	January 31, 2024	
	Unrecognized Expense	**Weighted Average Expense Recognition Period (in years)**
Stock options	$ 15,701	1.9
Performance share units	$ 361	2.0
Restricted stock units	$ 81,560	2.7
ESPP	$ 2,875	0.9

13. Net Income (Loss) Per Share

Prior to the Company's IPO in June 2021, the Company computed net loss per share using the two-class method required for participating securities. The two-class method required income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares. These participating securities did not contractually require the holders of such shares to participate in the Company's losses. As such, net loss was not allocated to the Company's participating securities.

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted net income (loss) per share is calculated by giving effect to all potential dilutive common stock equivalents, which includes stock options, restricted stock units and other awards. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

Following the Company's IPO in June 2021, the Company has two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. All shares of the Company's common stock outstanding immediately prior to the Company's IPO, including all shares held by executive officers, directors and their respective affiliates, and all shares issuable on the conversion of outstanding convertible preferred stock, were converted into shares of the Company's Class B common stock immediately prior to the completion of the offering. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis to each class of common stock and the resulting basic and diluted net income (loss) per share attributable to common stockholders are, therefore, the same for both Class A and Class B common stock on both an individual and combined basis.

The following table sets forth the computation of basic and diluted net income (loss) per share:

(in thousands, except per share data)		Year Ended January 31,				
		2024		2023		2022
Net income (loss) per share – basic:						
Numerator:						
Net income (loss)	$	51,403	$	(55,742)	$	(111,470)
Denominator:						
Weighted-average shares outstanding used in computing net income (loss) per share, basic		269,974		259,530		195,020
Net income (loss) per common share, basic	$	0.19	$	(0.21)	$	(0.57)
Net income (loss) per share - diluted:						
Numerator:						
Net income (loss)	$	51,403	$	(55,742)	$	(111,470)
Denominator:						
Weighted-average shares outstanding used in computing net income (loss) per share, basic		269,974		259,530		195,020
Weighted-average effect of diluted securities:						
Stock options		11,749		—		—
Restricted stock units		4,783		—		—
Common stock warrants		587		—		—
Weighted-average shares outstanding used in computing net income (loss) per share, diluted		287,093		259,530		195,020
Net income (loss) per common share, diluted	$	0.18	$	(0.21)	$	(0.57)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

(in thousands)		Year Ended January 31,				
		2024		2023		2022
Stock options	$	2,595	$	33,049	$	44,355
PSUs and other performance-based awards		780		1,450		3,175
RSUs		415		9,400		1,730
ESPP		91		168		242
Warrants to purchase common stock		—		2,500		2,500
Total shares excluded from net income (loss) per share	$	3,881	$	46,567	$	52,002

14. Income Taxes

The domestic and foreign component of the income (loss) before provision for income taxes was as follows:

(in thousands)		Year Ended January 31,				
		2024		2023		2022
Domestic	$	32,033	$	(70,072)	$	(123,956)
Foreign		28,489		22,604		19,402
Total	$	60,522	$	(47,468)	$	(104,554)

The provision for income taxes consisted of the following:

(in thousands)	Year Ended January 31,		
	2024	**2023**	**2022**
Current tax provision:			
Federal	$ —	$ —	$ —
State	207	69	67
Foreign	11,788	8,039	6,987
Total current tax provision	$ 11,995	$ 8,108	$ 7,054
Deferred tax expense (benefit):			
Federal	$ 94	$ 92	$ 88
State	108	142	92
Foreign	(3,078)	(68)	(318)
Total deferred tax expense (benefit)	(2,876)	166	(138)
Total provision for income taxes	$ 9,119	$ 8,274	$ 6,916

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate was as follows:

	Year Ended January 31,		
	2024	2023	2022
U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
Effect of:			
State taxes, net of U.S. federal benefit	2.4	2.2	2.8
Foreign taxes in excess of the U.S. rate differential	1.6	(3.7)	1.4
Foreign withholding taxes	6.1	(1.8)	(3.2)
Non-deductible expenses	16.6	(14.0)	(8.7)
Changes in valuation allowance	(31.3)	(15.9)	(23.9)
Excess tax benefits related to shared based compensation	(3.6)	4.4	4.8
Global Intangible Low Taxed Income (GILTI) inclusion	0.3	(12.7)	—
Other	2.0	3.1	(0.8)
Effective tax rate	15.1 %	(17.4)%	(6.6)%

Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows:

	January 31,	
(in thousands)	2024	2023
Deferred tax assets:		
Net operating loss carryforward	$ 112,671	$ 120,438
Accrued compensation	1,866	1,252
Accrued commissions	1,406	976
Depreciation and amortization	882	749
Allowance for doubtful accounts	1,294	775
Deferred revenue	337	1,308
Stock-based compensation	4,962	11,340
Lease liabilities	1,731	2,190
Other	—	6
Total deferred tax assets	125,149	139,034
Less valuation allowance	(86,203)	(105,500)
Deferred tax assets, net of valuation allowance	38,946	33,534
Deferred tax liabilities		
Depreciation and amortization	(876)	(3,239)
Capitalized commission costs	(33,379)	(27,873)
Lease right-of-use	(1,525)	(2,376)
Other	(332)	(101)
Total deferred tax liabilities	(36,112)	(33,589)
Net deferred tax assets (liabilities)	$ 2,834	$ (55)

At January 31, 2024, for U.S. federal income tax purposes, the Company had net operating loss carryforwards of approximately $420.8 million, which expire in fiscal 2032 through fiscal 2038. The U.S. federal net operating losses generated after fiscal 2019 do not expire and may be carried forward indefinitely. For U.S. states income tax purposes, the Company had net operating loss carryforwards of approximately $316.6 million, which expire in various years beginning from fiscal 2022 through fiscal 2042. For foreign income tax purposes, the Company had net operating loss carryforwards of approximately $12.2 million which expire beginning fiscal 2025.

Notes to Consolidated Financial Statements

Utilization of the Company's net operating loss carryforwards may be subject to an annual limitation as a result of an ownership change, as defined under the provisions of Section 382 of the Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization. Utilization of the Company's foreign NOL carryforwards in the future will be dependent upon the local tax law and regulation.

The Company had a valuation allowance of $86.2 million and $105.5 million as of January 31, 2024 and 2023, respectively. The Company regularly evaluates the need for a valuation allowance against its deferred tax assets by considering both positive and negative evidence related to whether it is more likely than not that our deferred tax assets will be realized. Based on the weight of the available evidence, which includes the Company's historical operating losses, and lack of taxable income, the Company provided a valuation allowance against the deferred tax assets for the U.S. Following an assessment of the realizability of deferred tax assets in Brazil and Japan, the Company released its previously established valuation allowances on these assets, resulting in a $3.3 million tax benefit being recorded during the year ended January 31, 2024. In the current year, the Company achieved three years of cumulative pretax income along with the positive outlook of future earnings in the Brazil and Japan tax jurisdictions. As such, the Company determined that there is sufficient positive evidence to conclude that it is more likely than not that the Company will be able to utilize a portion of its deferred tax assets.

The Company has not recorded deferred income taxes and withholding taxes with respect to the undistributed earnings of its foreign subsidiaries as such earnings are determined to be reinvested indefinitely. If those earnings were repatriated, in the form of dividends or otherwise, the Company could be subject to U.S. income taxes and withholding taxes to the various foreign countries. As of January 31, 2024, the Company had $99.3 million of earnings indefinitely reinvested outside of the U.S. Due to complexities in the laws of the foreign jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the amount of tax associated with such unremitted earnings.

Unrecognized Tax Benefits and Other Considerations

The Company records liabilities related to its uncertain tax positions. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company records interest and penalties related to unrecognized tax benefits within the Company's provision for income taxes.

A reconciliation of the beginning and ending balance of total gross unrecognized tax benefits for the year ended January 31, 2024:

	Year Ended January 31,		
(in thousands)	2024	2023	2022
Balance at beginning of period	$ 1,728	$ 1,539	$ 568
Tax positions taken during a prior year:			
Gross increases	—	—	1,229
Gross decreases	—	(288)	(605)
Tax positions taken during the current year:			
Gross increases	708	477	347
Balance at end of period	$ 2,436	$ 1,728	$ 1,539

The Company recognized immaterial amounts of interest and penalties related to income tax matters as a component of income tax expense during the years ended January 31, 2024, 2023, and 2022. In addition, the Company accrued immaterial amounts related to penalties and interest as of January 31, 2024 and 2023.

It is reasonably possible that over the next 12-month period the Company may experience an increase or decrease to certain unrecognized tax benefits due to tax examination changes, settlement activities, expirations of statute of limitations, or other similar activities. Nonetheless, the Company anticipates insignificant changes to unrecognized tax benefits over the next 12 months.

The Company is subject to taxation in multiple jurisdictions in the United States and outside of the United States. The Company currently considers U.S. federal, Brazil, France, India, Japan, and the United Kingdom to be major tax jurisdictions. Tax years 2017 and forward remain open for examination for U.S. federal tax purposes and tax years 2018 and forward remain open for examination for the Company's more significant state jurisdictions. To the extent utilized in future years' tax returns, net operating loss carryforwards from tax years 2012 and onward will remain subject to examination until the respective tax year is closed. Generally, tax authorities outside of the United States may examine the Company's tax returns five years from the date an income tax return is filed.

15. Geographic Information

The Company operates in one segment. The Company's products and services are sold throughout the world. The Company's CODM is the chief executive officer. The CODM makes operating performance assessment and resource allocation decisions on a global basis. The CODM does not receive discrete financial information about asset allocation, expense allocation or profitability by product or geography.

The following table summarizes the revenue by region based on the shipping address of customers who have contracted to use the cloud-based software platform:

	Year Ended January 31,		
(in thousands)	2024	2023	2022
Americas	$ 435,315	$ 397,616	$ 312,927
EMEA	237,875	176,777	138,553
Other	59,170	43,797	40,914
	$ 732,360	$ 618,190	$ 492,394

The United States was the only country that represented more than 10% of the Company's revenues, comprising of $407.2 million, $373.1 million and $293.1 million in the years ended January 31, 2024, 2023 and 2022, respectively.

Long-lived assets by geographical region are based on the location of the legal entity that owns the assets. As of January 31, 2024 and 2023, long lived assets by geographic region were as follows:

	January 31,	
(in thousands)	2024	2023
Americas [1]	$ 22,653	$ 18,199
EMEA	3,854	1,051
Other	5,669	3,635
	$ 32,176	$ 22,885

[1] Includes $22.5 million and $18.0 million of fixed assets held in the United States at January 31, 2024 and 2023, respectively.

16. Related Parties

The Company engaged Lyearn Inc. ("Lyearn"), a learning management system company that is wholly owned by Ragy Thomas, our Founder, Chairman and Chief Executive Officer, in connection with the provision of digital training services to the Company's employees and certain Sprinklr customers. The Company paid approximately $0.2 million, nil, and $0.1 million to Lyearn in connection with the digital training services provided to employees for the year ended January 31, 2024, 2023, and 2022, respectively. The Company paid approximately $0.1 million, $0.1 million, and nil to Lyearn in connection with the digital training services provided to a customer for the year ended January 31, 2024, 2023, and 2022, respectively.

The Company recognized expenses of $0.2 million during each of the years ended January 31, 2024, 2023, and 2022. As of January 31, 2024 and January 31, 2023, the Company had outstanding payables of $0.2 million and $0.4 million, respectively, related to the arrangements.

With regard to the development of certain human productivity features for the Company, the Company is leveraging its collaborative relationship with Lyearn to serve Company imperatives in the areas of employee assessment, goal-setting, and activity measurement against goals, and other employee feedback and assessment, to assist and accelerate the Company's efforts to identify the optimal tools and processes that will be deployed long-term to meet these business imperatives. These collaborative services are provided to the Company, by Lyearn, at no cost.

This related party transaction has been reviewed and approved by the audit committee of the Company's board of directors.

17. Employee Benefit Plans

The Company provides benefit plans for its employees in the United States. The Sprinklr 401(k) Plan is available to all eligible employees on the Company's U.S. payroll who are automatically enrolled for pre-tax deferrals on the first pay date after satisfying the eligibility requirements. The Sprinklr 401(k) Plan is qualified under Section 401(k) of the Internal Revenue Code and provides employees with tax-deferred and after-tax salary deductions, up to a maximum allowable limit, and alternative investment options. Employees may contribute up to the lesser of 100% of their eligible compensation or the statutory prescribed annual limit. For the 2021 plan year, the Company made a matching contribution equal to 50% of a participant's deferral up to 4% of such person's compensation (a maximum of 2% of compensation), subject to a $500 maximum. Starting in 2022, the Company now makes a matching contribution equal to 30% of a participant's eligible compensation up to the first 4% of such person's elected deferral.

The Company's defined contribution plan in the United Kingdom is available to all employees on the Company's U.K. payroll in accordance with the U.K. government regulations. Under this plan, employees can defer a percentage of their paycheck to a tax-deferred account. The Company contributes as per the local statutory regulations.

The amounts the Company contributed to defined contribution plans were immaterial during fiscal years ended January 31, 2024, 2023 and 2022.

18. Subsequent events

On March 26, 2024, the Company's board of directors approved an additional $100 million of repurchases under the 2024 Share Repurchase Program.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer (the "CEO"), and Chief Financial Officer (the "CFO"), as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Pursuant to Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of our disclosure controls and procedures as of January 31, 2024. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13-a-15(f) and 15d-15(f) of the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our internal control over financial reporting is a process designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Our management, with the participation of the CEO and CFO, under the oversight of our Board of Directors, evaluated the effectiveness of our internal control over financial reporting as of January 31, 2024 using the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that our internal control over financial reporting was effective as of January 31, 2024.

Remediation of Previously Reported Material Weakness

To address the previously reported material weakness in internal control over financial reporting described in Part II, Item 9A of the Company's Form 10-K filed with the SEC on April 3, 2023, the Company implemented new controls, as well as enhanced and revised the design of existing controls and procedures to properly manage and record commissions. During the fourth quarter of fiscal 2024, the Company successfully completed the testing necessary to conclude that the material weakness had been remediated.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of January 31, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Changes in Internal Control over Financial Reporting

Other than as discussed above, there was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) that occurred during the three months ended January 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The inherent limitations in all control systems include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Insider Trading Arrangements

During our last fiscal quarter, our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the contracts, instructions or written plans for the purchase or sale of our securities set forth in the table below.

Name and Position	Action	Adoption/ Termination Date	Type of Trading Arrangement		Total Shares of Class A Common Stock to be Sold	Expiration Date
			Rule 10b5-1 *	Non-Rule 10b5-1 **		
Arunkumar Pattabhiraman, Chief Marketing Officer	Termination[1]	January 12, 2024	X		188,119[2]	July 31, 2024
Arunkumar Pattabhiraman, Chief Marketing Officer	Adoption[1]	January 12, 2024	X		112,884[3]	July 31, 2024
Jacob Scott, General Counsel & Corporate Secretary	Adoption	January 12, 2024	X		108,026[4]	December 31, 2024

* Contract, instruction or written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

** "Non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K under the Exchange Act.

[1] Represents the modification, as described in Rule 10b5-1(c)(1)(iv) under the Exchange Act, of a written plan adopted on April 14, 2023 that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), as then in effect, under the Exchange Act.

[2] Included up to 164,745 shares subject to restricted stock units ("RSUs") previously granted to Mr. Pattabhiraman that were to vest and be released to Mr. Pattabhiraman on or prior to June 15, 2024. The actual number of shares underlying such RSUs that were to be released to Mr. Pattabhiraman and sold under the Rule 10b5-1 trading arrangement was net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such shares and is not determinable at this time.

[3] Includes up to 101,338 shares subject to RSUs previously granted to Mr. Pattabhiraman that will vest and be released to Mr. Pattabhiraman on or prior to June 15, 2024. The actual number of shares underlying such RSUs that will be released to Mr. Pattabhiraman and sold under the Rule 10b5-1 trading arrangement will be net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such shares and is not determinable at this time.

[4] Includes up to 84,275 shares subject to RSUs previously granted to Mr. Scott that will vest and be released to Mr. Scott on or prior to December 15, 2024. The actual number of shares underlying such RSUs that will be released to Mr. Scott and sold under the Rule 10b5-1 trading arrangement will be net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such shares and is not determinable at this time.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information About Our Directors

Information regarding our Directors required by this item will be contained in our 2024 Proxy Statement under the caption "Information Regarding Director Nominees and Continuing Directors," and is hereby incorporated by reference.

Information About Our Executive Officers

Information regarding our Directors required by this item will be contained in our 2024 Proxy Statement under the caption "Executive Officers," and is hereby incorporated by reference.

Identification of Audit Committee and Financial Experts

Information regarding our Audit Committee and Financial Experts required by this item will be contained in our 2024 Proxy Statement under the caption "Information Regarding the Board of Directors and Corporate Governance—Information Regarding Committees of the Board of Directors," and is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Information regarding our Procedures for Recommending Directors required by this item will be contained in our 2024 Proxy Statement under the caption "Information Regarding the Board of Directors and Corporate Governance—Information Regarding Committees of the Board of Directors," and is hereby incorporated by reference.

Code of Conduct and Ethics

Our board of directors has adopted the Sprinklr, Inc. Code of Conduct and Ethics that applies to all officers, directors and employees. This includes our principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. The Code of Conduct and Ethics is available on our website at investors.sprinklr.com. If we make any substantive amendments to the Code of Conduct and Ethics or grant any waiver from a provision of the Code of Conduct and Ethics to any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions to our directors, we will promptly disclose the nature of the amendment or waiver on our website rather than by filing a Current Report on Form 8-K. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Form 10-K, and you should not consider information on our website to be part of this Form 10-K.

Delinquent Section 16(a) Reports

Information regarding compliance with Section 16(a) of the Exchange Act required by this item will be contained in our 2024 Proxy Statement under the caption "Delinquent Section 16(a) Reports," if any, and is hereby incorporated by reference.

Item 11. Executive Compensation

Information regarding our Executive Compensation required by this item will be contained in our 2024 Proxy Statement under the captions "Information Regarding the Board of Directors and Corporate Governance—Information Regarding Committees of the Board of Directors—Compensation Committee—Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "Director Compensation," and is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Ownership of Securities

Information regarding our Ownership of Securities required by this item will be contained in our 2024 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management," and is hereby incorporated by reference.

Equity Compensation Plan Information

Information regarding our Equity Compensation Plan required by this item will be contained in our 2024 Proxy Statement under the caption "Equity Compensation Plan Information," and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding Related Transactions and Director Independence required by this item will be contained in our 2024 Proxy Statement under the caption "Transactions with Related Persons," and "Information Regarding the Board of Directors and Corporate Governance—Independence of Our Board of Directors," and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information regarding Accounting Fees and Services required by this item will be contained in our 2024 Proxy Statement in Proposal 4 under the captions "—Principal Accountant Fees and Services" and "—Pre-Approval Policies and Procedures," and is hereby incorporated by reference.

Item 15. Exhibit and Financial Statement Schedules

We have filed the following documents as part of this Form 10-K:

(a) Consolidated Financial Statements

The consolidated financial statements are filed as part of this Form 10-K under "Item 8. Financial Statements and Supplementary Data."

(b) Financial Statement Schedules

The financial statement schedules are omitted because they are either not applicable or the information required is presented in the consolidated financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

(c) Exhibits

The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Form 10-K.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-40528), filed with the SEC on June 28, 2021).
3.2	Amended and Restated Bylaws, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-40528), filed with the SEC on June 28, 2021).
4.1	Form of Class A Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on June 14, 2021).
4.2	Description of the Securities of Sprinklr, Inc. (incorporated herein by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on April 11, 2022).
10.1	Seventh Amended and Restated Investors' Rights Agreement, dated October 7, 2020 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
10.2#+	Sprinklr, Inc. Severance and Change in Control Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 6, 2023).
10.3#	2011 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
10.4#	Forms of Grant Notice and Exercise Notices under the 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
10.5#	2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 (File No. 333-257384), filed with the Commission on June 25, 2021).
10.6#	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on June 14, 2021).
10.7#	Forms of Restricted Stock Grant Notice and Award Agreement under the 2021 Equity Incentive Plan (Non-Employee Directors) (incorporated herein by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on April 11, 2022).
10.8#	Forms of Restricted Stock Grant Notice and Award Agreement under the 2021 Equity Incentive Plan (U.S.) (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 10, 2021).
10.9#	Forms of Restricted Stock Grant Notice and Award Agreement under the 2021 Equity Incentive Plan (International) (incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 10, 2021).
10.10#	French Sub-Plan to the Company's 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 10, 2021).

10.11#	Forms of Restricted Stock Grant Notice and Award Agreement under the French Sub-Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 10, 2021).
10.12#	2021 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (File No. 333-257384), filed with the Commission on June 25, 2021).
10.13#	Form of Indemnity Agreement entered into by and between the Registrant and each director and executive officer (incorporated herein by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
10.14#	Amended and Restated Non-Employee Director Compensation Policy (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on September 6, 2023).
10.15#+	Consulting Agreement, by and between the Registrant and Trac Pham, dated January 4, 2024.
10.16#	Amended and Restated Employment Agreement, by and between the Registrant and Ragy Thomas, dated June 11, 2021 (incorporated herein by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on June 14, 2021).
10.17#	Employment Agreement, by and between the Registrant and Pavitar Singh, dated September 20, 2018, and as amended on August 28, 2019 (incorporated herein by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
10.18#+	Employment Agreement, by and between Sprinklr Middle East and Pavitar Singh, dated February 2, 2023 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on September 6, 2023).
10.19#+	Separation Agreement, by and between Pavitar Singh and Sprinklr Middle East, dated September 22, 2023 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 6, 2023).
10.20#	Employment Agreement, by and between the Registrant and Diane Adams, dated January 25, 2018, and as amended on August 28, 2019 (incorporated herein by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on June 14, 2021).
10.21#	Employment Agreement, by and between the Registrant and Manish Sarin, dated January 12, 2022. (incorporated herein by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the Commission on April 11, 2022).
10.22#	Employment Agreement, by and between the Registrant and Arun Pattabhiraman, dated April 18, 2022 (incorporated herein by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on April 3, 2023).
10.23#	Employment Agreement, by and between the Registrant and Paul Ohls, dated September 28, 2022 (incorporated herein by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on April 3, 2023).
10.24#+	Employment Agreement, by and between the Registrant and Jacob Scott, dated April 26, 2023.
10.25#+	Employment Agreement, by and between the Registrant and Scott Harvey, dated September 15, 2023.
10.26	Letter Agreement, by and between the Registrant and H&F Splash Holdings IX, L.P., dated October 7, 2020 (incorporated herein by reference to Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
24.1	Power of Attorney (incorporated by reference to the signature pages of this Annual Report on Form 10-K).
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Sprinklr, Inc. Incentive Compensation Recoupment Policy.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101)

\# Indicates management contract or compensatory plan.

\+ Certain portions of this exhibit have been omitted by redacting a portion of the text.

* The certifications furnished in Exhibit 32.1 are deemed to accompany this Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprinklr, Inc.

Date: March 28, 2024

By: /s/ Ragy Thomas

Ragy Thomas

Founder, Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ragy Thomas and Manish Sarin, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RAGY THOMAS Ragy Thomas	Founder, Chairman and Chief Executive Officer (Principal Executive Officer)	March 28, 2024
/s/ MANISH SARIN Manish Sarin	Chief Financial Officer (Principal Financial and Accounting Officer)	March 28, 2024
/s/ NEERAJ AGRAWAL Neeraj Agrawal	Director	March 28, 2024
/s/ EDWIN GILLIS Edwin Gillis	Director	March 28, 2024
/s/ KEVIN HAVERTY Kevin Haverty	Director	March 28, 2024
/s/ YVETTE KANOUFF Yvette Kanouff	Director	March 28, 2024
/s/ TRAC PHAM Trac Pham	Director	March 28, 2024
/s/ EILEEN SCHLOSS Eileen Schloss	Director	March 28, 2024
/s/ TARIM WASIM Tarim Wasim	Director	March 28, 2024

Board of Directors

Ragy Thomas	Founder, Chairman and Chief Executive Officer
Neeraj Agrawal	General Partner, Battery Ventures
Edwin Gillis	Business Consultant and Private Investor
Kevin Haverty	Advisor and Private Investor
Yvette Kanouff	Partner, JC2 Ventures
Trac Pham	Interim Chief Operating Officer
Eileen Schloss	Human Capital Operations Advisor, Advent International
Tarim Wasim	Partner, Hellman & Friedman (H&F)

Management Team

Ragy Thomas	Founder, Chairman and Chief Executive Officer
Diane Adams	Chief Culture and Talent Officer
Scott Harvey	Chief Customer Officer
Amitabh Misra	Chief Technology Officer
Arunkumar Pattabhiraman	Chief Marketing Officer
Trac Pham	Interim Chief Operating Officer
Manish Sarin	Chief Financial Officer
Jacob Scott	General Counsel and Corporate Secretary

Corporate Headquarters	Current: Sprinklr, Inc. 29 West 35th Street, 7th Floor New York, New York 10001 www.sprinklr.com	Effective May 8, 2024: Sprinklr, Inc. 441 9th Avenue, 12th Floor New York, New York 10001
Independent Registered Public Accounting Firm	KPMG LLP New York, New York	
Transfer Agent and Registrar	Computershare Trust Company, N.A. 250 Royall Street Canton, Massachusetts 02021	
Virtual Annual Meeting of Stockholders	Thursday, June 13, 2024, at 10:00 a.m., Eastern Daylight Time www.virtualshareholdermeeting.com/CXM2024	
Exchange Listing	Sprinklr's Class A common stock is listed on the New York Stock Exchange under the symbol "CXM."	
Investor Relations	ir@sprinklr.com	
Note on Forward-Looking Statements	This annual report contains forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those expressed in such statements. Further information on factors that could affects results is included in the fiscal year 2024 Form 10-K, included in this annual report.	

Un-siloed teams. Happier customers.™

